

2026 **ANNUAL REPORT**



Our Purpose

We are driven by our purpose of **Engineering a Cleaner, Healthier World**™. We achieve this through our Mission that meets demand for cleaner, more efficient thermal management. Throughout our journey, we're committed to the Values that have guided us since our founding.

Our Mission


Use environmentally friendly refrigerants
Advancing the use of natural refrigerants to reduce environmental impact.


Reduce water and energy consumption
Engineering solutions that conserve energy and water resources.


Enable cleaner-running vehicles
Enabling the development of zero-emission vehicles and improving the efficiency of internal combustion engines.


Improve indoor air quality
Innovating HVAC solutions that clean indoor air and create healthier spaces.


Lower harmful emissions
Designing technologies that lower harmful emissions and improve air quality.

Our Values


Results oriented
We pursue excellence, take risks, and act with urgency to meet commitments and drive success.


Technology driven
We innovate and invest in technology to deliver high-quality solutions that help customers achieve their goals.


People centric
We encourage different views, reward performance, and strive to make a positive impact by treating everyone with dignity.


Integrity committed
We uphold the highest ethical standards, act honorably, and follow through on our commitments.


Team focused
We collaborate to deliver value, celebrate success, and build capabilities for our employees and company.



A Letter to Our Shareholders

Dear Shareholders,

This past fiscal year marked a period of tremendous accomplishment and strategic transformation for Modine. We reported our fourth consecutive year of record-breaking revenue and adjusted EBITDA, a testament to the hard work and dedication of our entire team. More importantly, we took decisive actions to accelerate the evolution of our portfolio, positioning Modine for sustained, high-quality growth as a more focused, high-performing company.

Nearly two years ago, we introduced our new vision statement: **Always evolving our portfolio of products in pursuit of highly engineered, mission-critical thermal solutions**. In Fiscal 2026, we brought that vision to life through significant strategic actions that will reshape our company for years to come.



A Landmark Transformation

The most significant step in our transformation was the announcement of our plan to spin off our **Performance Technologies** (PT) segment and combine it with **Gentherm**. This transaction provides an ideal home for the PT business and its talented team, while allowing Modine shareholders to participate in its future success. For Modine, this move allows us to concentrate our attention on our high-growth **Climate Solutions** businesses, creating a premier, highly focused climate solutions company. This was a historic decision, and we are confident it is the right transaction at the right time to maximize value for our shareholders.

We also strengthened our portfolio through three strategic acquisitions—**AbsolutAire**, **L.B. White**, and **Climate by Design International**. These acquisitions added key products, new end markets, and valuable channel partners to our **Climate Solutions** businesses, expanding our portfolio with core technologies.

In addition, this was a pivotal year for our **Data Centers** business. Our above-market growth was a direct result of our differentiated products, strong customer partnerships, and investments to expand our product portfolio and production capacity. We are **investing over $100 million** to expand production capacity in North America, including a third facility in Calgary, AB, a new location in Dallas, TX, and the conversion of existing facilities in Grenada, MS, Franklin, WI, and Jefferson City, MO. These projects are moving forward simultaneously, and I am pleased to report they are progressing well and on schedule to be completed later this year.

We are also making significant investments in new product development, largely driven by customer requirements. We designed, industrialized, and delivered our first **modular data centers** this year, working with a strategic customer that required speed and flexibility in their approach to the market. In addition, we are making enhancements to our line of **premium, energy-efficient chillers**. Our stainless steel chiller is designed to eliminate the need for in-row coolant distribution units (CDUs), improving system efficiency and freeing up space in the data center hall for additional IT racks.



Furthermore, we are pushing the boundaries of innovation with our **groundbreaking 3-megawatt chiller**, which we believe will be a game-changer for handling higher heat loads. This expansion to our **TurboChill™** chiller platform provides industry-leading heat rejection capabilities and features an expanded operating range for free cooling, lowering energy consumption. These products position us exceptionally well as the industry shifts toward higher temperature and higher heat density thermal architectures.

All of these product development activities have been in response to solving our customers' unique needs for data center cooling in a rapidly changing environment.

It is these deep partnerships that led to a landmark long-term capacity agreement with a key strategic customer to supply **over $4 billion of data center cooling products between 2027 and 2029**. This agreement is a testament to our strategy of investing in product development, testing facilities, and production capacity to support this rapidly growing market, validating our position as a technology leader. Technology and innovation have always been our key differentiators, and we now have the ability to deliver these products at the scale required to support the demands of industry leaders.

Fourth Consecutive Record Year

In Fiscal 2026, we continued our track record of **exceptional financial performance**. Our strategic initiatives drove **full-year revenue growth of 23%** and **adjusted EBITDA of $471.0 million**, a **20% increase** from the prior year.

Our Climate Solutions segment delivered another outstanding, record-breaking year, with **revenues increasing 43%**. This growth was led by our Data Center business, where **sales surged 73%** to cross the **$1.1 billion** mark. The demand for our energy-efficient data center cooling products remains incredibly strong, and we see no signs of a slowdown.

Our Performance Technologies segment is making excellent progress preparing for the planned spin-off, which we expect to close before the end of the calendar year. The team has worked diligently to improve this business, increasing margins even in the face of challenging markets. We are excited for the road ahead for the PT team as part of a new, combined company with Gentherm.

Net Sales
($ in Millions)

2023	$2.3B
2024	$2.4B
2025	$2.6B
2026	$3.2B

Adj. EBITDA
($ in Millions)

2023	$212M
2024	$314M
2025	$392M
2026	$471M



Looking Forward

As we head into Fiscal 2027, Modine is a stronger, more focused company. We are proactively managing our supply chain, investing in our people, and executing footprint changes to unlock additional capacity. In line with our transformation, we will begin reporting under a new segment structure, splitting the Climate Solutions segment into Data Centers and Commercial HVAC. This change reflects our strategic focus and will provide greater transparency into these distinct, high-growth businesses.

The model for our future success is long-term, sustainable value creation. We will maintain our focus on our core, which is leveraging our deep expertise in thermal management. We have provided our customers with solutions to their thermal requirements for over 100 years, from early internal combustion engines to preparing for the future of high-density compute in data centers. Our decentralized organization allows us to move quickly with agile decision-making and activation.

Evolving the portfolio of a century-old business is our vision for the future of Modine. Over the past five years, we have unlocked significant shareholder value by focusing our resources on high-growth, high-margin, highly engineered solutions. This strategy is underpinned by our 80/20 focus and our partnerships with strategic customers. I am incredibly proud of our accomplishments this year and even more energized by the significant opportunities that lie ahead.

Thank you for your ongoing support.

Sincerely,

Neil D. Brinker
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-1373

MODINE MANUFACTURING COMPANY
(Exact name of registrant as specified in its charter)

Wisconsin	39-0482000
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1500 DeKoven Avenue, Racine, Wisconsin	53403
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (262) 636-1200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.625 par value	MOD	New York Stock Exchange

Securities Registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☑	Accelerated Filer ☐
Non-accelerated Filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐   No ☑

Approximately 99 percent of the outstanding shares are held by non-affiliates. The aggregate market value of these shares was approximately $7.39 billion based upon the market price of $142.16 per share on September 30, 2025, the last business day of our most recently completed second fiscal quarter. Shares of common stock held by each executive officer and director and by each person known to beneficially own more than 10 percent of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. The determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares outstanding of the registrant's common stock, $0.625 par value, was 52,815,785 at May 22, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following documents are incorporated by reference into the parts of this Form 10-K designated to the right of the document listed.

Incorporated Document	Location in Form 10-K
Proxy Statement for the 2026 Annual Meeting of Shareholders	Part III of Form 10-K (Items 10, 11, 12, 13, 14)

MODINE MANUFACTURING COMPANY
TABLE OF CONTENTS

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<u>**PART I**</u>

<u>**ITEM 1.**</u> <u>**BUSINESS.**</u>

At Modine Manufacturing Company, we are ***Engineering a Cleaner, Healthier World*** ™. For more than 100 years, we have been a trusted leader in designing, engineering, testing, and manufacturing mission-critical thermal solutions. Our technologies heat, cool and ventilate, with systems that drive performance, efficiency, and reliability for our customers. Our technologies support our mission to improve indoor air quality, lower harmful emissions, enable cleaner running vehicles, and use environmentally friendly refrigerants. We help customers across industries solve complex thermal management challenges and meet increasingly stringent indoor and outdoor air, energy, and water standards.

We sell customer-centric thermal management solutions in a wide array of commercial, industrial, and building heating, ventilating, air conditioning, and refrigeration ("HVAC&R") markets. In addition, we are a leading provider of engineered heat transfer systems and high-quality heat transfer components for use in on- and off-highway original equipment manufacturer ("OEM") vehicular applications. Our primary customers across the globe include:

- Developers and operators of data centers;
- Healthcare facility operators and K-12 school systems;
- Heating, ventilation and cooling OEMs;
- Construction architects and contractors;
- Wholesalers of heating equipment;
- Agricultural, industrial and construction equipment OEMs;
- Commercial and industrial equipment OEMs; and
- Truck, bus, automobile and specialty vehicle OEMs.

We partner with our customers to provide solutions including systems, services, and components to solve complex heat transfer challenges and are committed to helping them reach their sustainability goals. We focus on product design, from raw materials to end-of-life recyclability, to optimize the total cost of ownership and reduce negative environmental impacts across the product life cycle. We anticipate and prepare for change in order to be at the forefront of technological advances and to provide innovative solutions to help our customers meet their sustainability targets and comply with an increasingly stringent regulatory environment.

History

Modine was incorporated under the laws of the State of Wisconsin on June 23, 1916 by its founder, Arthur B. Modine. A.B. Modine's "Turbotube" radiators became standard equipment on the famous Ford Motor Company Model T. In response to frigid Wisconsin winter temperatures and inadequate heating options in the market, A.B. Modine combined a radiator, a fan and steam pipes to construct the first unit heater, marking the start of our heating business. When he died at the age of 95, A.B. Modine had personally been granted more than 120 U.S. patents for his heat transfer innovations. The standard of innovation exemplified by A.B. Modine remains the cornerstone of Modine today.

Our heritage provides a depth and breadth of expertise in thermal management, which, when combined with our global manufacturing presence, standardized processes, and state-of-the-art technical resources, enables us to rapidly bring highly-valued, customized solutions to our customers.

Terms and Year References

When we use the terms "Modine," "we," "us," the "Company," or "our" in this report, unless the context otherwise requires, we are referring to Modine Manufacturing Company. Our fiscal year ends on March 31 and, accordingly, all references to a particular year mean the fiscal year ended March 31 of that year, unless indicated otherwise.

Business Strategy and Results

Our purpose of *Engineering a Cleaner, Healthier World*™ guides our strategic direction. Our mission is to use our thermal management expertise to help our customers improve indoor air quality, reduce energy and water consumption, lower harmful emissions, enable cleaner running vehicles, and use more environmentally friendly refrigerants. We are committed to evolving our product portfolio in pursuit of highly engineered, mission-critical thermal solutions. We are strategically investing in end markets where we see the highest growth prospects. These markets continue to shift to low-carbon energy solutions, driving demand for cleaner, more efficient thermal management.

We first announced our vision for a "new" Modine in late fiscal 2021. Over the last five fiscal years, we have simplified and re-segmented our organization and have aligned resources around specific strategies and market-based verticals. Our leadership and teams have embraced 80/20 principles, which focus on the rule that 80 percent of outputs result from 20 percent of inputs. Our teams have created a high-performance culture that focuses resources on products and markets with the highest sustainable growth opportunities and best return profiles, while simplifying and improving our processes.

Following our 80/20 discipline during fiscal 2026, we significantly expanded our Data Centers business and production capacity and are continuing to grow this business to meet increasing customer demand. We see great opportunity in growing our Data Centers business in light of trends in high-performance computing, with significant data center growth fueled by artificial intelligence ("AI"), resulting in a commensurate need for data center cooling solutions. In addition, we acquired three businesses during fiscal 2026, AbsolutAire, Inc. ("AbsolutAire"), LBW Holding Corp. ("L.B. White"), and Climate by Design International ("Climate by Design"), which contributed to growth in our HVAC Technologies business. In January 2026, we entered into definitive agreements with Gentherm Incorporated ("Gentherm"), whereby we will spin-off and simultaneously combine our Performance Technologies segment businesses with Gentherm in a Reverse Morris Trust transaction. Gentherm, a Michigan-based corporation, is a global leader of innovative thermal management and pneumatic comfort technologies. This transaction, which we expect will close by the end of calendar 2026, will transform our company into a pure-play climate solutions company focused on the data center and commercial HVAC&R markets. Through our application of 80/20 principles, we are achieving transformative change.

During fiscal 2026, our consolidated net sales were $3.2 billion, a 23 percent increase from $2.6 billion in fiscal 2025, primarily driven by higher sales in our Climate Solutions segment. The higher Climate Solutions segment sales included significant sales growth to hyperscale and colocation data center customers and $119 million of incremental sales from businesses we acquired during fiscal 2026. Our operating income of $342 million in fiscal 2026 increased $59 million from the prior year, primarily due to higher gross profit.

In fiscal 2027, we are committed to executing on our strategic priorities, including further expanding our Data Centers business and completing the transaction with Gentherm. We will continue to apply our strategic pillars to drive value creation, as follows:

- Capitalizing on our **deep expertise in thermal management**, including world-class capabilities and proprietary technologies, to deliver differentiated solutions to our customers and sustain market leadership.

- Leveraging our portfolio of **highly engineered, mission-critical thermal solutions** to accelerate growth.

- Focusing on opportunities fueled by **multiple secular mega-trends**, directly tied to our mission.

- **Elevating our 80/20 discipline**, influencing our daily decision making and strategic resource and capital allocation. We will continue to foster an entrepreneurial spirit in our businesses and customer-centric innovation to build and sustain long-term customer relationships.

- **Evolving our portfolio to compound shareholder value**, focusing on high-growth, high margin businesses for sustainable growth and returns.

Customers and Product Groups

We partner with our customers across multiple industries to provide sustainable solutions for a wide range of applications. Our top five customers, in terms of sales, are in the data center, commercial vehicle, and off-highway markets and our ten largest customers accounted for 49 percent of our net sales in fiscal 2026.

The following is a summary of our primary product groups, categorized as a percentage of our net sales:

	Fiscal 2026	Fiscal 2025
Data Centers	35 %	25 %
Heat Transfer Solutions	18 %	21 %
HVAC Technologies	11 %	10 %
On-Highway Applications	23 %	28 %
Heavy-Duty Equipment	13 %	16 %

Competitive Position

We compete with many manufacturers of heat transfer and HVAC&R solutions, some of which are divisions of larger companies. The markets for our products continue to be very dynamic. For example, our data center customers are expanding globally, driving us to invest in geographic and capacity expansion to meet their needs. Additionally, our global power generation customers are looking for new technologies and global manufacturing capacity to meet their growth demands, driven by new data center construction and demand for backup power for these data centers, as well as for hospitals, mining and airports. Our HVAC&R OEM customers are faced with significant international competition and maintain global manufacturing footprints to compete in local markets. In addition, consolidation within the supply base and vertical integration may introduce new or restructured competitors to our markets. We are investing in geographic and capacity expansion to meet these customer needs, particularly as we experience competition from companies positioned in different geographies that enjoy economic advantages such as lower labor costs and tax rates. Many of our customers also continue to ask us, as well as their other primary suppliers, to provide research and development ("R&D"), design, and validation support for new potential projects. This combined work effort often results in stronger customer relationships and more partnership opportunities for us.

Business Segments

Our chief operating decision maker ("CODM"), our President and Chief Executive Officer, reviews the separate financial results for each of our operating segments. The CODM utilizes the financial results to evaluate the performance of each business segment and in making decisions on the allocation of resources. See Note 22 of the Notes to Consolidated Financial Statements for segment financial information.

Effective April 1, 2026, we reorganized our Climate Solutions segment and split it into two separate operating segments: 1) Data Centers and 2) Commercial HVAC. We believe that managing these businesses independently will allow us to better deploy our 80/20 strategy focused on capitalizing on growth opportunities, particularly in our Data Centers business, and optimizing profit margins and cash flow. As a result of this organizational change, we will report three operating segments in fiscal 2027: 1) Data Centers; 2) Commercial HVAC and 3) Performance Technologies.

Climate Solutions Segment

The Climate Solutions segment provides energy-efficient, climate-controlled solutions and components. The Climate Solutions segment provides cooling solutions for data centers that help save water and energy through intelligent controls. The Climate Solutions segment also provides heat exchangers for HVAC&R applications and anti-corrosive coatings. In addition, the segment provides HVAC&R systems and solutions for commercial, education, industrial, and residential applications.

The Climate Solutions segment has strategically aligned its teams around three primary market-based verticals: i) Data Centers; ii) Heat Transfer Solutions and iii) HVAC Technologies.

Data Centers

The Data Centers business provides innovative thermal management solutions for data center customers in North America, Europe, the Middle East and Africa ("EMEA"), and Asia Pacific. This business serves data center management customers, including Hyperscale, Colocation, NeoCloud and Edge customers. Our data center cooling solutions feature low global warming potential refrigerants, free cooling technology, and lower water consumption products, enabling our customers and end-users to meet their environmental and sustainability goals. Data center products include chillers, dry coolers, precision air handling units, computer room air conditioning ("CRAC"), computer room air handler ("CRAH") units, fan walls, rear-door heat exchangers, coolant distribution units ("CDU") and immersion solutions. In addition, the Data Centers business sells modular data center solutions, replacement parts, maintenance service and control solutions for building management controls and systems.

Market demand for data usage and storage continues to rise, driven by the increased use of AI and machine learning in a wide variety of applications and end markets. In addition, AI, machine learning, and other trends are driving increased high performance computing, which increases heat loads and the need for high-density cooling solutions, such as hybrid and liquid cooling. Digital transformation trends driving market demand include an increased focus on the digital customer experience, as more transactions and customer interactions are taking place virtually through websites and mobile applications. Furthermore, the use of 5G technology to enable a wide range of applications worldwide is increasing, particularly in the healthcare, manufacturing, and energy sectors.

In fiscal 2026, the data center cooling markets that we serve experienced another year of exceptionally strong growth. We expect strong growth in these markets in fiscal 2027, supported by sustained global reliance on digital technologies including hyperscale platforms, NeoCloud and AI-focused cloud providers, colocation services, edge infrastructure, and rapidly expanding AI computing workloads. In North America, we expect the data center markets will experience strong growth, benefitting from significant capital investments in data center infrastructure in the U.S. by both Hyperscale and NeoCloud data center providers. In EMEA, we anticipate moderate growth, as we expect the growth drivers discussed above may be somewhat tempered by power and land availability, along with stricter sustainability regulations in Europe. In Asia, we anticipate the data center markets will experience strong growth in fiscal 2027, driven by AI and high-performance computing demand.

Heat Transfer Solutions

The Heat Transfer Solutions business provides heat exchanger coils, anti-corrosion coating products, commercial and industrial refrigeration products and power generation and transmission cooling solutions.

Heat exchanger coils, primarily of round tube plate fin construction, are primarily sold to the HVAC&R and data center cooling markets in North America, Europe, and Asia. Customers include commercial and industrial equipment manufacturers, distributors, contractors, and end users in a variety of commercial and industrial applications, including data center management, commercial and residential HVAC, mobile air conditioning, refrigeration, and precision and industrial cooling. In fiscal 2026, the HVAC&R markets experienced moderate growth, recovering from market declines in fiscal 2025. The data center markets experienced exceptionally strong growth in fiscal 2026 and we expect strong growth during fiscal 2027, supported by the sustained global reliance on digital technologies. We expect the commercial and residential markets that we serve will be relatively flat during fiscal 2027. Trends influencing our primary HVAC&R markets include refrigerant substitution and energy efficiency requirements, both of which are expected to benefit the commercial HVAC&R markets. Demand for more efficient HVAC&R systems is driven by more stringent energy efficiency regulations.

Anti-corrosion coatings products and application services are primarily sold in the HVAC&R markets in North America and Europe. Our coatings products are designed to extend the life of equipment and components by protecting against corrosion and foreign matter. Customers for these products and services include manufacturers of commercial, industrial and residential HVAC&R equipment and systems, and distributors, contractors, and end users of HVAC&R equipment. Data center growth, in particular, is increasing market demand for coatings. In addition, demand for other HVAC applications, particularly in coastal areas and other harsh environments, remains strong.

Refrigeration products, primarily sold to the commercial and industrial refrigeration markets in EMEA, China, and North America, include evaporator unit coolers, remote condensers, fluid coolers, gas coolers, and dry and brine coolers. Customers for these coolers and refrigeration products primarily include wholesalers, distributors and resellers, commercial and industrial OEMs, as well as contractors and end users in a variety of commercial and industrial applications, including supermarkets, refrigerated warehouses, logistic centers, cold rooms, precision and industrial cooling, hospitality, hotels, and restaurants. In fiscal 2026, the commercial and industrial refrigeration markets experienced modest growth. We expect this trend to continue during fiscal 2027, driven by improving standards of living in emerging countries, as well as more stringent energy efficiency regulations in Europe and North America, partially offset by anticipated investment delays in connection with general market and economic uncertainties. Regulations focused on eliminating fluorinated gases, which are man-made gases that contribute to the global greenhouse effect, have shifted investments from synthetic to natural gas, including carbon dioxide cooling solutions, and are driving growth in mature markets in Europe and North America.

Power generation and transmission cooling products, primarily sold to power generation and transmission and pulp and paper markets, include motor and power generator cooling coils, transformer oil coolers, radiators, dryers and industrial heat exchangers to the industrial power generation, conversion, and transmission and industrial process markets in EMEA, China, and North America. Customers for these products primarily include industrial OEMs, utility companies and electrical distribution and transmission system operators, and end users in industrial applications for capital projects within the pulp and paper industry. In fiscal 2026, the power generation and transmission markets experienced strong growth, benefitting from energy transition programs, which promote renewable energy sources, such as wind and solar, and modernization investments in electricity infrastructure, including power grids and energy storage. In addition, global demand for electricity has increased. Data centers are using more power to support digital technologies, including AI. We expect strong growth in these markets will continue in fiscal 2027, with particularly strong demand for transformer oil cooler products driven by the increasing demand for electricity. In addition, we expect modest growth in demand for radiators related to backup and primary power generation and modest growth in the pulp and paper markets.

HVAC Technologies
The HVAC Technologies business provides an array of heating and indoor air quality solutions.

Heating products, primarily sold to the North American residential, commercial, industrial, portable, and agricultural heating markets, include unit heaters (indirect & direct gas-fired, hydronic, electric and oil-fired); roof-mounted direct- and indirect-fired makeup air units; duct furnaces (indoor and outdoor); infrared units (high- and low-intensity); and perimeter heating products (cabinet unit heaters and convectors). The primary customers for these heating products are HVAC wholesalers, installers, and end users in a variety of residential, commercial, industrial, and agricultural applications, including residential garages, warehouses, manufacturing sites, greenhouses, construction sites, poultry buildings, and swine facilities. In fiscal 2026, the primary heating markets we serve experienced moderate growth. We expect the North American heating markets will continue on this trend and experience modest growth during fiscal 2027. Longer term, we expect regulatory activity, including higher efficiency mandates and regulations aimed at reducing environmental impacts, will increase demand for decarbonized heating solutions in the North American heating markets.

Indoor air quality products, primarily sold to the North American school and commercial HVAC markets, include single packaged unit ventilators, ceiling cassettes, modular chillers, air handling units, condensing units and desiccant dehumidifiers. Customers for these indoor air quality products include mechanical contractors, HVAC wholesalers, installers, and end users in a variety of commercial and industrial applications. In fiscal 2026, the North American school and commercial HVAC markets experienced growth, with the strongest growth in the school, healthcare and multifamily markets. In fiscal 2027, we expect moderate market growth in the commercial HVAC markets, as businesses are increasingly prioritizing indoor air quality, heat pump technology and energy-efficient HVAC solutions to ensure healthier environments for employees and customers and to lower operating costs. We expect the school market will be relatively flat in fiscal 2027.

Performance Technologies Segment

The Performance Technologies segment provides products and solutions that enhance the performance of customer applications and develops solutions that provide mission-critical energy for a variety of end market applications. The segment also provides solutions that increase fuel economy, reduce harmful emissions and maximize range in zero emission applications. The Performance Technologies segment designs and manufactures products and solutions for vehicular, stationary power, and industrial applications. In addition, the Performance Technologies segment provides advanced thermal solutions to zero-emission and hybrid commercial vehicle, bus, and specialty vehicle customers.

The Performance Technologies segment has strategically aligned its teams around two primary product groups: i) Heavy-Duty Equipment; and ii) On-Highway Applications.

Heavy-Duty Equipment
The Heavy-Duty Equipment business provides heat exchangers and cooling modules for off-highway markets, including agricultural and construction. In addition, the Heavy-Duty Equipment business sells cooling module generator sets that provide mission-critical stationary power. This business primarily serves the off-highway and power generation markets in North America, Brazil, China, India, Europe and South Korea. It primarily sells powertrain cooling products, such as radiators, condensers, charge air coolers, oil coolers, and engine cooling modules; and cooling module generator sets ("Gensets"). Its customers include construction, agricultural, and mission-critical power generation manufacturers; and industrial manufacturers of material handling equipment, Gensets and compressors.

During fiscal 2026, the agriculture markets in North America, Brazil, and Europe were weak. These markets experienced significant declines during fiscal 2025, negatively impacted by lower crop prices, higher interest rates, geopolitical trade restrictions, and impacts of the military conflict in Ukraine. As these market conditions continued to challenge the profitability of farming during fiscal 2026, farmers purchased less new equipment and agriculture OEMs kept production and inventory levels relatively low. We anticipate that the challenging conditions for the agriculture markets will persist in fiscal 2027.

The global construction markets experienced declines in fiscal 2026, largely associated with relatively high construction costs and market saturation of "young" construction equipment resulting from recent strong purchasing years, reducing the need for replacement or new purchases. We expect that these construction markets will begin to recover and experience modest growth during fiscal 2027. While dealer inventory remains relatively high, we anticipate that large-scale infrastructure development projects, including those for data centers and AI, and projects incentivized by government programs, such as the Inflation Reduction Act in the U.S., will benefit the construction equipment markets. We expect these large-scale development projects will increase the need for construction equipment including loaders, excavators, cranes and bulldozers. The power generation markets in North America, Europe, and India saw strong growth during fiscal 2026, driven by new data center construction and strong demand for AI and backup power Gensets for critical infrastructure, such as data centers, hospitals, mining and airports.

On-Highway Applications
The On-Highway Applications business provides heat exchangers and cooling systems for commercial vehicle, automotive, bus and specialty vehicle markets in North America, Europe, Brazil, China, and India. Its products and solutions include products for traditional powertrains, including aluminum and stainless steel engine oil coolers, exhaust gas recirculation ("EGR") coolers, charge air coolers, transmission and retarder oil coolers, chillers, condensers, fan shrouds, and surge tanks. Customers for its traditional powertrain products and solutions include commercial, medium- and heavy-duty truck and engine manufacturers and automobile and light truck OEMs; and automotive Tier 1 suppliers. In addition, this business provides products and solutions for zero-emission and hybrid passenger car, commercial vehicle, bus and specialty vehicles, including complete battery thermal management systems, electronics cooling packages, battery chillers, battery cooling plates, coolers and casings for electronics cooling, and coolers for electric axles ("e-axles"). Customers for its zero-emission and hybrid vehicles products and solutions include commercial vehicle, bus and specialty vehicle, off-highway, and automotive OEMs, e-axle producers, and power electronics providers.

During fiscal 2026, the commercial vehicle market in India experienced strong growth, while the commercial vehicle markets in Brazil and China were relatively flat. In North America and Europe, the commercial vehicle markets experienced continued weakness during 2026. Uncertainties, including those related to the impacts of tariffs, geopolitical tensions and emissions regulations, have been negatively impacting the commercial vehicle markets. While we expect market softness will continue in fiscal 2027, we are optimistic that the medium- and heavy-duty truck markets may begin to recover based upon recent OEM order trends and reported outlooks. In North America, we are monitoring the U.S. Environmental Protection Agency's upcoming Greenhouse Gas Phase 3 regulations for commercial vehicles, which include stricter emission regulations for heavy-duty trucks starting with the 2027 model year. If these regulations are significantly rolled back or eased, it would likely dampen the anticipated surge of heavy-duty truck orders prior to the new regulations going into effect.

The European and North American automotive markets experienced moderate declines during fiscal 2026, while the automotive market in China saw moderate growth compared with the prior year. We expect the global automotive markets will remain relatively flat during fiscal 2027 and are monitoring the current uncertainty in the marketplace related to the potential impacts on vehicle sales from trade conflicts and future incentives for electric vehicles.

Geographic Areas

We maintain administrative organizations in all key geographic regions to facilitate customer support, development and testing, and other administrative functions. We operate in four continents and within the following countries:

North America	South America	Europe	Asia
Canada	Brazil	Germany	China
Mexico		Hungary	India
United States		Italy	South Korea
		Netherlands	United Arab Emirates
		Serbia	
		Spain	
		Sweden	
		United Kingdom	

Our non-U.S. subsidiaries and affiliates manufacture and sell a number of data center cooling, heat transfer, HVAC&R and vehicular products, similar to those we produce in the U.S.

Exports

Export sales from the U.S. to foreign countries, as a percentage of consolidated net sales, were 6 percent in fiscal 2026 and 7 percent in both fiscal 2025 and 2024.

We believe our international presence positions us to benefit from the anticipated long-term growth of the global data center cooling, HVAC&R and vehicular markets. We are committed to increasing our involvement and investment in these international markets in the years ahead.

Customer Dependence

Our ten largest customers, some of which are conglomerates or otherwise affiliated with one another, accounted for 49 percent of our consolidated net sales in fiscal 2026. In fiscal 2026, one global technology customer in our Climate Solutions segment accounted for approximately 11 percent of our sales. In fiscal 2025 and 2024, our largest customer accounted for less than 10 percent of our net sales.

Our top customers operate primarily in the data center cooling, commercial air conditioning and refrigeration, commercial vehicle, off-highway, and automotive and light vehicle markets. Our top customers across both of our segments, listed alphabetically, include: Carrier; Caterpillar; Deere; Stellantis (including Chrysler, Fiat, PSA-Peugeot-Citroen, and VM Motori); Trane; Volkswagen (including Audi, MAN, Porsche, Scania, and International); and Volvo (including Mack Trucks and Renault Trucks). In addition, our Climate Solutions segment includes significant sales to three customers of our Data Centers business, with which we are party to confidentiality agreements. Generally, we supply products to our customers on the basis of individual purchase orders received from them. When it is in the mutual interest of Modine and our customers, we utilize long-term sales agreements to minimize investment risks and provide the customer with a proven source of competitively-priced products. These contracts are typically three to five years in duration.

Backlog of Orders

Our operating segments maintain their own inventories and production schedules. We believe that our segment teams can manage their operations and production capacity effectively and efficiently based upon expected sales volume in fiscal 2027 and beyond.

Raw Materials and Purchased Components

We purchase aluminum, copper, steel and stainless steel (nickel) from several domestic and foreign suppliers. In general, we do not rely on any one supplier for these materials, which are, for the most part, available from numerous sources in quantities required by us. While our suppliers may become constrained due to global demand, we typically do not experience raw material shortages and believe that our suppliers' production of these metals will be adequate throughout the next fiscal year. We typically adjust metals pricing with our raw material suppliers on a monthly basis and our major fabricated component suppliers on a quarterly basis. When possible, we have included provisions within our long-term customer contracts which provide for adjustments to customer prices, on a prospective basis, based upon increases and decreases in the cost of key raw materials. When applicable, however, these contract provisions are limited to the underlying cost of the material based upon a relevant pricing source, such as the London Metal Exchange, American Metal Market, or Platts index, and typically do not include related metals premiums or fabrication costs. In addition, there can often be a three-month to one-year lag until the time that the price adjustments take effect.

In addition, we purchase certain parts and components from suppliers. Due to the increasing market demand for data center cooling products, demand for certain key components is currently outpacing supplier capacity. We began experiencing supply shortages in the fourth quarter of fiscal 2026. These component shortages are negatively impacting our production schedules and are tempering our planned production ramp-up for certain data center products. We are actively working with our supply chain, including qualifying new vendors, to mitigate the supply constraints.

Patents and Other Intellectual Property

We protect our intellectual property through patents, trademarks, trade secrets and copyrights. As a part of our ongoing R&D activities, we routinely seek patents on new products and processes. Our Patent Review Committee manages our intellectual property strategy and portfolio. We own or license numerous patents worldwide related to our products and operations. Also, because we have many product lines, we believe that our business as a whole is not materially dependent upon any particular patent or license, or any particular group of patents or licenses. We consider each of our patents, trademarks, and licenses to be of value and aggressively defend our rights throughout the world against infringement.

Research and Development and Investments in Technology

We are committed to building better products that will, in turn, help create a better world. We are investing in products and technology to meet the challenging thermal management and indoor air quality needs of our customers within the markets we serve. Our thermal management solutions are often aimed at solving mission-critical heat transfer challenges, while meeting the demand for increased energy efficiency and compliance with increasingly stringent regulations. Our heritage includes a depth and breadth of expertise in thermal management that, combined with our global manufacturing presence, standardized processes, and state-of-the-art technical resources, enables us to rapidly bring customized solutions to our customers.

We aim to be at the forefront of technological advances through both strategic acquisitions and investments in new technologies and meaningful internal R&D projects. R&D expenditures, including certain application engineering costs for specific customer solutions, totaled $29 million, $35 million, and $42 million in fiscal 2026, 2025 and 2024, respectively. Our R&D teams work closely with our customers on projects and system designs to ensure efficient and cost-effective development of technologies. We are strategically expanding our technology and product portfolio in the Data Centers business within our Climate Solutions segment. We recognize the need for investment in this area as AI, machine learning, and other trends continue to drive increased high performance computing, which increases heat loads and is driving the need for high-density cooling solutions. In fiscal 2026, we expanded our chiller line and introduced a 3-megawatt chiller, the TurboChill™ 3+MW, to handle higher heat loads. As a result of our data center technology investments, we offer our customers multiple efficient, customizable products and solutions to elevate their performance while meeting their sustainability targets around power and water usage. Regarding HVAC&R markets, we are focused on developing sustainable solutions that optimize thermal efficiency and manufacturing to support decarbonization efforts and the use of next generation refrigerants, which help minimize climate change potential. Regarding the vehicular markets, our development projects include solutions to optimize the efficiency and reliability of commercial and off-highway vehicles. We also collaborate with industry, university, and government-sponsored research organizations that conduct research and provide data on practical applications in the markets we serve. In addition, we engage in external research projects that complement our strategic internal research initiatives to further leverage our significant thermal technology expertise and capabilities.

Quality Improvement

Globally, we drive quality improvement by adhering to the Modine Quality Policy and maintaining the Global Modine Management System.

Our actions and decisions are driven by our purpose: ***Engineering a Cleaner, Healthier World***™. We are committed to evolving our product portfolio in pursuit of highly engineered, mission-critical thermal solutions. We strive to deliver customer-centric solutions with superior quality and dedicated service throughout the product lifecycle.

Through our integrated and process-oriented Global Modine Management System, the majority of our manufacturing facilities and administrative offices are registered to ISO 9001:2015 or IATF 16949:2016 standards, helping to ensure that our customers receive high quality products and services. We regularly monitor our process performance to meet or exceed rising customer expectations for products, services and quality.

Our Global Modine Management System supports our mission and values by applying well-defined improvement principles and leadership behaviors, based on our 80/20 mindset to facilitate rapid improvements. We drive sustainable and systematic continual improvement throughout our company by utilizing the principles, processes and behaviors of the Global Modine Management System.

To ensure future quality, we remain focused on people, process, performance, quality engineering, and the Global Modine Management System. Complementary technical regulatory compliance requirements are integrated appropriately to support the intent of our company's purpose.

Environmental Matters

We are committed to *Engineering a Cleaner, Healthier World*™ and work every day to help our customers meet their objectives by engineering efficient, durable, and innovative solutions that reduce environmental impact and enhance performance. In addition, we are committed to conducting business at our global locations in an environmentally conscious manner, and are embracing our responsibility to reduce the carbon footprint of our operations, products, and value chain and promoting renewal energy programs.

We are prioritizing decarbonization strategies across our global business operations, focusing on energy-efficient manufacturing and operational improvements across our footprint. We have empowered each of our global facilities to invest in facility upgrades and enhancements that support our sustainability goals. As an example, our team in Brazil recently upgraded to zero-emission, lithium battery-powered forklifts. This change reduced its emissions and also eliminated the risks associated with storing and handling flammable liquefied petroleum gas, which powered the facility's previous forklifts. Our teams are also focused on reducing water usage and reducing and recycling waste, such as scrap metal, paint, used oils, chemicals, and solvents. In addition, we are partnering with local utilities and government entities on renewable energy and conservation projects. We are utilizing resource tracking technologies and waste management programs, installing solar panel systems and more efficient LED lighting systems, replacing inefficient boilers and air compressors and installing improved building HVAC management systems. The majority of our facilities maintain Environmental Management System ("EMS") certification to the international ISO14001 standard through independent third-party audits.

In regard to providing innovative, climate-resilient solutions that enable our customers to meet their sustainability goals, we are continuously driving energy efficiency across our product portfolio. Our Climate Solutions segment continues to develop high-efficiency solutions and products, particularly in the areas of data center cooling, heating, and indoor air quality. For example, data centers are significant power consumers. We are developing and providing solutions to help our data center customers optimize performance and reduce energy and water consumption. Our Data Centers business offers customers a broad suite of tailored cooling solutions to meet their needs and sustainability goals. We are also shifting our product portfolios toward lower-emission propellants and refrigerants, which greatly reduce the environmental impact of and enhance energy efficiency for our customers' heating and cooling systems. Our Performance Technologies segment is focused on product and technology innovations to improve efficiency and lower carbon emissions. Our oil, charge-air, and EGR coolers, radiators, air conditioning condensers, and battery thermal management systems for on-highway vehicles and off-highway equipment allow both electric vehicle and internal combustion systems to run at optimal temperatures, which promotes better fuel efficiency, lower emissions, and improved vehicle lifespans, while still providing the vehicle performance that our customers expect.

Obligations for environmental-related remedial activities may arise at our facilities due to past practices, or as a result of a property purchase or sale. These obligations most often relate to sites where past operations followed practices that were considered acceptable under then-existing regulations, but now require investigative and/or remedial work to ensure appropriate environmental protection or where we are a successor to the obligations of prior owners and current laws and regulations require investigative and/or remedial work to ensure sufficient environmental compliance. We have recorded liabilities for environmental monitoring and remediation work at sites in the U.S. and abroad totaling $13 million at March 31, 2026.

Seasonal Nature of Business

Our overall operating performance is generally not subject to a significant degree of seasonality. The Climate Solutions segment experiences some seasonality, as demand for certain HVAC&R products is affected by heating and cooling seasons, weather patterns, project construction, and other factors. Sales volume for our Climate Solutions heating products is generally stronger in our second and third fiscal quarters, corresponding with demand for these products. We generally expect sales volume for our Climate Solutions refrigeration, power generation and conversion, and heat transfer products to be higher during our first and second fiscal quarters due to the construction seasons in the northern hemisphere. Sales to Performance Technologies vehicular OEM customers are dependent upon market demand for new on-highway vehicles and off-highway equipment. However, our second fiscal quarter production schedules are typically impacted by customer summer shutdowns and our third fiscal quarter is affected by customer holiday shutdowns.

Working Capital

We manufacture products for the majority of customers on an as-ordered basis, which makes large inventories of finished products unnecessary, with the exception of certain products in our Climate Solutions segment. Within our Climate Solutions segment, we maintain varying levels of finished goods inventory, primarily related to our heating and data center cooling businesses, due to seasonal demand and project construction schedules, respectively. During fiscal 2026, we increased inventory levels in our Climate Solutions segment to support the rapid expansion of our Data Centers business. In Brazil, within our Performance Technologies segment, we maintain aftermarket product inventory in order to timely meet customer needs in the Brazilian commercial vehicle and automotive aftermarkets. We have not experienced a significant number of returned products within any of our businesses.

Human Capital Resource Management

As of March 31, 2026, we employed approximately 13,200 persons worldwide.

We recognize that our continued success is a direct result of the quality of our people. As such, we strive to be an employer of choice in every community in which we operate. We do this by fostering a fair, respectful, and safe work environment for our people in alignment with our core values.

We have identified priorities that we believe are essential to attract, develop and retain highly-qualified talent. These include, among others, i) providing career development programs; ii) promoting health and safety; iii) fostering people-centric values; and iv) providing competitive compensation and benefits.

Workforce development

Our operations require expertise across a wide range of disciplines, from engineering and manufacturing to accounting and finance to information technology. Our human resources team, in connection with our company leaders across the globe, work to hire talented individuals who align with our values.

All of our new employees go through a comprehensive onboarding program with their managers to ensure proper training is provided to succeed in their respective roles. We also encourage our employees to further develop their skills through both internal and external training programs.

We are committed to growing our employees' capabilities. Through our Performance and Development Process ("PDP"), we provide all salaried employees with a consistent, structured development and performance review experience. The PDP provides employees with a development pathway that focuses on both annual performance goals and longer-term career development. In addition, we perform strategic talent reviews and succession planning on a regular cadence.

Health and safety

The health and safety of our employees is paramount to us. We are committed to conducting our business operations in a safe and healthy manner. We employ a behavior-based safety program which proactively seeks to correct at-risk behaviors while positively reinforcing safe behaviors. We educate and train employees on safe practices and promote personal accountability and responsibility for safety at all levels of our organization.

We have consistently out-performed the private-industry Recordable Incident Rate ("RIR" as defined by the Occupational Safety and Health Administration) average for the manufacturing sector, which was 2.7 in 2024, the most recent year for which data is available. During fiscal 2026, we recorded an RIR of 1.4, well below the manufacturing sector average.

People centric

As a global employer, we are committed to providing working environments where our employees feel supported and valued. We treat all people equally and with dignity and respect. We appreciate our employees and their contributions, from the fresh perspectives of our interns to the seasoned experience of our longstanding professionals. We create relationships where our employees feel valued and appreciated for who they are and what they can contribute. We reward merit and accountability. One way we formally recognize accomplishments of our employees is through our Modine Values People Awards. In addition, we focus on qualitative indicators across our global operations, such as the movement and promotion of employees between our global business units.

Competitive compensation and benefits

We offer our employees competitive compensation and comprehensive benefit packages. We regularly benchmark our compensation practices and benefits programs against those of comparable industries and in the geographic areas where our facilities are located. We believe that our compensation and employee benefits are competitive and allow us to attract and retain talent throughout our organization.

Available Information

Through our website, www.modine.com (Investors link), we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, other Securities Exchange Act reports and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). Our reports are also available free of charge on the SEC's website, www.sec.gov. Also available free of charge on our website are the following corporate governance documents, among others:

- Code of Conduct, which is applicable to all Modine directors and employees, including our executive officers;
- Guidelines on Corporate Governance;
- Audit Committee Charter;
- Human Capital and Compensation Committee Charter;
- Corporate Governance and Nominating Committee Charter; and
- Technology Committee Charter.

All of the reports and corporate governance documents referenced above and other materials relating to corporate governance may also be obtained without charge by contacting Corporate Secretary, Modine Manufacturing Company, 1500 DeKoven Avenue, Racine, Wisconsin 53403-2552. Our internet website and the information contained therein or incorporated therein are not incorporated into this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS.

In the ordinary course of our business, we face various market, operational, strategic, financial and general risks. These risks could have a material impact on our business, financial condition, results of operations and cash flows. Please consider each of the risks described below, along with other information contained in this Annual Report on Form 10-K, when making any investment decisions with respect to our securities.

Our Enterprise Risk Management process seeks to identify and address material risks. We believe that risk-taking is an inherent aspect of operating a global business and, in particular, one focused on growth and cost-competitiveness. Our goal is to proactively manage risks in a structured approach in conjunction with strategic planning, while preserving and enhancing shareholder value. However, the risks set forth below and elsewhere in this report, as well as other risks currently unknown or deemed immaterial at the date of this report, could materially adversely affect us and cause our financial results to vary materially from recent or anticipated future results. These disclosures reflect our beliefs and opinions as to factors that could materially and adversely affect the Company and its securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future.

A. MARKET RISKS

Economic uncertainties

Economic, political, and general market conditions could adversely affect our business, financial position, results of operations and cash flows.

We operate in numerous countries on four continents and serve customers in a wide array of commercial, industrial, HVAC&R, and vehicular markets. As such, our business is impacted by general economic, political, and industry conditions globally as well as in the regions and countries in which we conduct business. We are subject to the risk of disruptions or significant deterioration in market conditions, which could have a material impact on our business, financial position, results of operations and cash flows. Geopolitical tensions and military conflicts, including the conflict between the U.S. and Iran, as well as related regional instability or proxy conflicts, could negatively impact or cause significant business disruptions in the global markets we operate in. Ongoing conflicts and any potential further escalation, could lead to significant disruption near major oil producing regions or in shipping corridors and could result in higher energy and fuel prices, shipping delays, increased freight and manufacturing costs, and increased cyberattacks from state-sponsored or other actors. Such developments could also contribute to broader inflationary pressures across the global economy and supply chains, including increased costs for materials, transportation and labor, which may not be fully recoverable through pricing and could impact the availability, reliability, and overall viability of certain supply sources.

In addition, customer demand for our products and system solutions is impacted by the overall strength of the economy, employment levels, consumer confidence levels, the availability and cost of credit, and the cost of fuel. For example, rising interest rates associated with inflationary market conditions may drive a higher cost of capital for our customers, which may have a deteriorating impact on overall economic activity and the financial condition of our customers, which could negatively impact the demand for our products. Prolonged recessionary or adverse economic conditions, such as disruptions in the global financial system, could result in our customers or suppliers experiencing significant economic constraints, including potential bankruptcies.

Changes in U.S. or international trade policies, including the imposition of or increases in tariffs, could adversely affect our business, financial position, results of operations and cash flows.

There is uncertainty regarding future relationships between the U.S. and numerous other countries, particularly China, Canada, Mexico, and in Europe, with respect to trade policies, tariffs, treaties, and government regulations. Changes in U.S. policies could lead to changes to existing trade agreements, significant increases in tariffs, more restrictions on free trade, and restrictions on the importation of certain goods and components into the U.S. or other countries. A trade war or escalation of trade tensions, including increased tariffs and retaliatory measures by foreign governments, should they be sustained for an extended period of time, or changes in U.S. or international trade agreements, could negatively impact our supply chain, increase costs, and reduce demand for our products. Changes to or uncertainty in the marketplace related to U.S. social, political, regulatory and economic conditions or in laws and policies related to foreign trade in countries where we currently manufacture and sell our products, and any resulting negative sentiments towards the U.S., could adversely affect our business, financial position, results of operations and cash flows.

In February 2026, the U.S. Supreme Court ruled that tariffs imposed in 2025 under the International Emergency Economic Powers Act were invalid (the "IEEPA Ruling"). However, other tariffs remain in effect and trade policies are unpredictable. There is also uncertainty with regard to the IEEPA Ruling, including the availability and timing of refunds, the potential for new tariffs to be invoked under alternative laws, the impacts on trade agreements between the U.S. and other countries, and the expectations of customers, suppliers, and others impacted by the tariffs. In addition, the rapid evolution, reversal, or replacement of trade measures following the IEEPA Ruling may contribute to increased policy volatility and uncertainty, which could complicate planning, pricing, sourcing, and contractual arrangements.

Additional risks and uncertainties related to international trade policies and related matters are discussed throughout this section.

A future widespread outbreak of an illness or other public health threat could adversely affect our business, financial position, results of operations and cash flows.

An outbreak of a disease or public health threat could create economic and financial disruptions and adversely affect our businesses around the world. Potential impacts of epidemics, pandemics, or other health crises include, but are not limited to, (i) staffing shortages if portions of our workforce are unable to work effectively due to illness, quarantines, government actions, facility closures, or other restrictions; (ii) short- or long-term disruptions in our supply chain and our ability to deliver products to our customers; (iii) deterioration in the markets that we or our customers operate in, which may result in lower sales or a deterioration in the ability of our customers to pay us; and (iv) significant volatility or negative pressure in the financial markets, which could adversely affect our access to capital and/or financing and could have a material impact on our business, financial position, results of operations and cash flows.

<u>*Customer and supplier matters*</u>

Increases in costs of materials, including aluminum, copper, steel and stainless steel (nickel), other raw materials and purchased components, could place significant pressure on our results of operations and cash flows.

Increases in the costs of raw materials and other purchased components, which may be impacted by a variety of factors, including changes in trade laws, tariffs, sanctions, geopolitical and military conflicts, inflation, the behavior of our suppliers and significant fluctuations in demand, could have a significant negative impact on our results of operations. In the shorter-term, our ability to adjust for cost increases is limited when prices are fixed for current orders. In these cases, if we are not able to recover such cost increases through price increases to our customers, such cost increases will have an adverse effect on our results of operations. With regard to our longer-term sales programs, we have sought to reduce the risk of cost increases by including provisions within our customer contracts, where possible, which provide for prospective price adjustments based upon increases and decreases in the cost of key raw materials. However, where these contract provisions are applicable, there can often be a three-month to one-year lag until the time of the price adjustment. To further mitigate our exposure, from time to time we enter into forward contracts to hedge a portion of our forecasted aluminum and copper purchases. However, these hedges may only partially offset increases in material costs, and significant increases could have a material adverse effect on our results of operations and cash flows. In addition, cost increases passed through to our customers may have a negative effect on demand for our products, which could lead to decreases in purchase orders or non-renewal of customer contracts.

We could be adversely affected if we experience shortages of components or materials from our suppliers.

We regularly engage with our suppliers to ensure availability of purchased commodities and components used in manufacturing our products. We use a limited number of suppliers for certain raw materials, including aluminum, copper, steel and stainless steel (nickel), and third-party parts and components required to make our products. We select our suppliers based upon total value (including price, delivery and quality), taking into consideration their production capacities, financial condition and willingness and ability to meet our demand. In some cases, it can take several months, or longer, to identify and accept a new supplier due to qualification and/or customer approval requirements.

Strong or rapidly increasing demand, including significant or unanticipated increases in demand for certain components driven by elevated levels of capital investment in end markets such as data centers, as well as the potential effects of trade laws and tariffs, sanctions, geopolitical and military conflicts, capacity constraints, financial instability, public health crises, such as pandemics and epidemics, or other circumstances experienced by our suppliers could result in shortages or delays in their supply of product to us, or significant price increases. In certain cases, such demand may exceed available market supply for key components, limiting our ability to obtain sufficient quantities from existing or alternative suppliers. We began experiencing supply shortages of certain data center product components in the fourth quarter of fiscal 2026, which are negatively impacting our production schedules for the first quarter of fiscal 2027. If we experience significant or prolonged shortages of critical components or materials from our suppliers and could not procure the components or materials from other sources, we may be unable to meet our production schedules and could miss product delivery dates, which would adversely affect our sales, results of operations, cash flows and customer relationships.

Our net sales and profitability could be adversely affected from business losses or declines with major customers.

Deterioration of a business relationship with a major customer could cause our sales and profitability to suffer. In certain areas of our businesses, including data centers, Gensets, and some portions of our vehicular businesses, a large portion of sales are attributable to a relatively small number of customers. The failure to obtain new business, or to retain historical order volumes or monetary values from a concentrated customer base could adversely affect our business and financial results. In addition, as a result of relatively long lead times required for many of our complex products and systems, it may be difficult in the short term for us to obtain new sales to replace a significant decline in sales to existing customers. The loss of a major customer in any of our businesses, or a significant decline in order volumes or quantities, or in the overall market demand for our products or services, could have an adverse effect on our business, results of operations and cash flows.

Our results of operations could be adversely affected by pricing pressures from our customers.

Most of our products are sold in competitive markets. Our sales levels and margins could be adversely affected by pricing pressures from our customers and pricing actions of our competitors. Such pricing pressures may require us to adjust the prices of products to stay competitive. If we are unable to offset any price concessions through improved operating efficiencies and manufacturing processes, sourcing alternatives, technology enhancements and other cost reduction initiatives, our results of operations and cash flows could be adversely affected.

Our pricing strategies could negatively impact our overall win rate for new business.

As part of our application of 80/20 principles, we have improved our commercial acumen, including our pricing methodology, and have clear, strategic profit margin targets for new sales. We also negotiate for contract terms that allow for adjustments to our pricing in the event of increases in raw material and commodity costs, including costs associated with shipping, import/export and logistics. While we believe that our 80/20 pricing strategy will strengthen our business and allow us to focus our resources on higher margin sales programs, it is possible that it may result in a lower overall win rate for new business. If our pricing strategy results in winning less new business, our results of operations and cash flows could be adversely affected.

Climate and sustainability risks

Global climate change and related emphasis on sustainability goals by various stakeholders could negatively affect our business.

There continues to be ambiguity regarding the promulgation and enforcement of climate-related regulations, which creates uncertainty in the markets in which we operate. This uncertainty extends to the use or adoption rate of many products within our product portfolio and our overall costs of regulatory compliance, which may impact the demand for our products and/or may require us to make increased capital expenditures to meet new standards and regulations. Further, our customers, other market participants, or government entities may impose emissions or other environmental standards upon us through regulation, market-based emissions policies or consumer preference that we may not be able to meet on a timely or cost-effective basis, due to the required level of capital investment or pace of technological advancement.

Climate changes, such as extreme weather conditions, also create financial risk and uncertainty for our business. Demand for our products and services may be affected by unpredictable or unseasonable weather conditions. Climate changes could also disrupt our operations by impacting the availability and cost of materials and resources needed for manufacturing and could increase our insurance and other operating costs. In addition, natural disasters or extreme weather events, including those as a result of climate changes, could disrupt our manufacturing operations and our ability to manufacture and deliver products to our customers and adversely impact our results of operations and cash flows.

Increased stakeholder focus on sustainability matters requires the continuous monitoring of evolving expectations, standards, and disclosure requirements across jurisdictions. Certain customers are requiring information on our environmental sustainability goals and commitments, which we have not released publicly. Stakeholders may hold divergent or changing views on sustainability initiatives, particularly in light of evolving political and market dynamics. There can be no assurance that our future plans, targets, goals or other commitments will be achieved or that related investments will meet applicable regulatory or stakeholder expectations.

A failure to adequately meet stakeholder expectations may result in the loss of business, diluted market valuation, an inability to attract and retain customers or an inability to attract and retain top talent. Likewise, a failure to comply with any current or future sustainability reporting requirements, as established by regulators in the U.S., Europe and beyond, may result in the loss of business, regulatory penalties, litigation, and/or reputational damage.

Competitive environment

Continued and increased competition could adversely affect our business and our results of operations.

We experience competition from companies in other parts of the world that enjoy economic advantages, such as lower labor costs, lower health care costs, lower tariff or tax rates, lower costs associated with legal compliance, and, in some cases, export or raw materials subsidies. In addition, consolidation and vertical integration within the supply base have introduced new or restructured competitors to our markets. Increased competition could adversely affect our business and results of operations.

B. OPERATIONAL RISKS

Complexities of global presence

We are subject to risks related to our international operations and global customer and supplier base.

We have manufacturing and technical facilities located in North America, South America, Europe, and Asia. Our global operations are subject to complex international laws and regulations and numerous risks and uncertainties, including changes in monetary and fiscal policies, including those related to tax and trade, cross-border trade restrictions or prohibitions, import or export duties or other charges or taxes, fluctuations in foreign currency exchange and interest rates, inflation, changing economic and employment conditions, changes in foreign visitor and immigration policies, public health crises, unreliable intellectual property protection and legal systems, insufficient infrastructures, social unrest, political instability and disputes (including, for example, impacts of the military conflicts and tensions in the Middle East and Ukraine), incompatible business practices, and international terrorism.

Changes in policies or laws governing the terms of foreign trade, and in particular increased trade restrictions, tariffs or taxes on imports from countries where we either manufacture products or buy raw materials, such as Mexico, China, and Canada, could have a material adverse impact on our results of operations. Certain of our current manufacturing facilities in Mexico operate under the Mexican Maquiladora (IMMEX) program, which provides for reduced tariffs and eased import regulations. We could be adversely affected by changes in the IMMEX program or our failure to comply with its requirements. Regarding imported goods and raw materials, increased tariffs or taxes on purchases from countries, such as China, could materially impact our results of operations if we cannot effectively source such goods and raw materials from other suppliers in the U.S. or alternative countries. In addition, compliance with multiple and often conflicting laws and regulations of various countries can be challenging and expensive.

We employ a global workforce, attracting talent from across the globe and employing leaders to manage our sales and production operations across multiple countries. Changes in foreign visitor or immigration policies across the globe could materially impact our results of operations if we cannot effectively hire, recruit and retain talent in our organization, or if such policies impede our leaders from operating a global business.

Embargoes or sanctions imposed by the U.S. government or those abroad that restrict or prohibit sales to or purchases from specific persons or countries or based upon product classification may expose us to potential criminal and civil sanctions to the extent that we are alleged or found to be in violation, whether intentional or unintentional. In connection with the military conflict with Iran, the U.S. government has expanded sanctions against Iran, including entities involved in Iran's oil transportation infrastructure and countries that trade with Iran. In addition, governments in the U.S. and abroad have extended and expanded sanctions against Russia and entities known to be supporting Russian interests, including on certain companies located in countries in which we operate, including China, Germany, and Serbia. We do not have manufacturing operations in the Middle East, Ukraine, or Russia, nor any significant business relationships in or associated with Iran, Ukraine or Russia, however we are continuing to monitor the sanctions requirements and reacting as necessary to ensure compliance. We cannot predict future regulatory requirements to which our business operations may be subject or the manner in which existing laws might be administered or interpreted. Significant developments or changes in these regulatory requirements could have a material adverse impact on our results of operations and cash flows.

In addition, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and other similar anti-corruption laws generally prohibit companies and their intermediaries from making payments to improperly influence foreign government officials or other persons for the purpose of obtaining or retaining business. In recent years, there has been a substantial increase in the global enforcement of anti-corruption laws. In the event that we believe our employees or agents may have violated applicable anti-corruption laws, or if we are subject to allegations of any such violations, we may have to expend significant time and financial resources toward the investigation and remediation of the matter, which could disrupt our business and result in a material adverse impact on our results of operations, cash flows and reputation.

Challenges of maintaining a competitive cost structure

We may be unable to maintain competitive cost structures.

As we progress towards our vision of a "new" Modine by applying 80/20 principles across our businesses to focus resources on products and markets with the highest sustainable growth opportunities and return profiles, it is imperative that we effectively and efficiently manage our operations in response to sales volume changes. This includes ramping up and maintaining adequate production capacity to meet demand in our growing businesses, particularly in Data Centers, and completing restructuring activities, including transferring production for certain product lines among our facilities, to both support our growth initiatives and optimize our manufacturing footprint.

Our successful execution of these initiatives and our ability to optimize and maintain competitive cost structures, is critical in sustaining our long-term competitiveness. Any failure to do so could, in turn, adversely affect our results of operations, cash flows and financial condition.

Challenges of technology advantage, product development and product launches

If we cannot differentiate ourselves from our competitors with our technology, our existing and potential customers may seek lower prices and our sales and earnings may be adversely affected.

Our leading-edge technologies, product quality, and the history of our product performance in each of our markets has created our competitive value with our customers. If we fail to be at the forefront of technological advances and cannot differentiate ourselves from our competitors with our technology or fail to provide high quality, innovative and advanced performance products and services that both meet or exceed customer expectations and address their ever-evolving needs, we may experience price erosion, lower sales, and lower profit margins. Significant technological developments by our competitors or others also could adversely affect our business and results of operations.

Developments or assertions by or against us relating to intellectual property rights could adversely affect our business.

We own and license significant intellectual property, including a large number of patents, trademarks, copyrights and trade secrets. Our intellectual property plays an important role in maintaining our competitive position in a number of the markets we serve. As we maintain or expand our operations in jurisdictions where the enforcement of intellectual property rights is less robust, the risk of others duplicating our proprietary technologies increases, despite our efforts to protect them. Developments or assertions by or against us relating to intellectual property rights could adversely affect our business and results of operations. Additionally, any inability to acquire or secure intellectual property relating to newer technologies in areas of our business that we expect to drive sales growth could negatively impact our competitive positions in these growth areas of our business.

We regularly launch new products and system designs at our facilities across the world. The success of these launches is critical to our business and results of operations.

We design technologically advanced products and systems, and the processes and time required to develop, design and produce these products and systems can be lengthy, difficult and complex. We spend significant time and financial resources to ensure the successful launch of new products and programs. Due to our high level of launch activity, we must appropriately manage these activities and deploy our capital and operational and administrative resources to take advantage of the resulting increase in our business. If we do not successfully or timely launch new products, systems and programs, we may lose market share or damage relationships with our customers, which could negatively affect our business and results of operations. In addition, any failure in our manufacturing strategy for these new products or programs could result in operating inefficiencies or asset impairment charges, which could adversely affect our results of operations and cash flows.

In addition, vehicular OEM customers often request that we pay for design, engineering and tooling costs that are incurred prior to the start of production and recover these costs through amortization in the piece price of the product. Some of these costs cannot be capitalized, which adversely affects our profitability until the programs for which they have been incurred are launched. If a given program is not launched, or is launched with significantly lower volumes than planned, we may not be able to recover the design, engineering and tooling costs from our customers, further adversely affecting our results of operations.

Information technology ("IT") systems

We may be adversely affected by a substantial disruption in, or material breach of, our IT systems or IT systems of our service providers.

We are dependent upon IT infrastructure, including network, hardware, and software systems owned by us and our service providers, to conduct our business. Despite network and other cybersecurity measures we and our service providers have in place, IT systems could be damaged, compromised, or interrupted by intentional or unintentional events or natural disasters. We could also be negatively impacted by a cybersecurity breach from malware, ransomware, phishing, unauthorized access or similar disruptions. Cybersecurity risk may be heightened by the increased prevalence of hybrid and/or remote work arrangements, mergers, acquisitions and dispositions, rapid business growth activities, and reliance on third-party service providers. Further, the military conflicts in the Middle East and Ukraine, as well as current geopolitical uncertainties involving Russia, Iran and China, among other nations, may increase the threat of cyberattacks on the global financial markets, supply chain, and IT infrastructure, which could directly or indirectly have an adverse impact on our results of operations and cash flows.

A material breach or a substantial disruption in our IT systems for a prolonged time period, or the failure of one or more legacy IT systems no longer supported by service providers, could result in delays in receiving inventory and supplies or filling customer orders. Further, we continue to expand our IT systems to enable our businesses to run more efficiently, including the incorporation of artificial intelligence in certain areas. The increased use of and evolution in advanced technology solutions creates potential risks. A material breach in our IT systems or the improper use of artificial intelligence could result in the release of otherwise confidential information, including personal information that is protected by the General Data Protection Regulation. Any such events and the related delays, problems or costs, including potentially significant remediation expenses and litigation risks, could have material adverse impacts on our business, financial condition, results of operations, business relationships and reputation.

Environmental, health and safety regulations

We could be adversely impacted by the costs of environmental, health and safety regulations.

Our operations are subject to various federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. The operation of our manufacturing facilities entails risks in these areas and there can be no assurance we will avoid material costs or liabilities relating to such matters. Our financial responsibility to clean up contaminated property may extend to previously-owned or used property, properties owned by unrelated companies, as well as properties we currently own and use, regardless of whether the contamination is attributable to prior owners. In addition, potentially material expenditures could be required in order for our products and operations to comply with evolving environmental, health and safety laws, regulations (including those developed as a concern to climate control), or other requirements that may be adopted or imposed in the future. Future costs to remediate contamination or to comply with environmental, health and safety laws and regulations could adversely affect our business, financial condition, results of operations and cash flows.

Claims and litigation

We may incur material losses and costs as a result of warranty and product liability claims and litigation or other legal proceedings.

In the event our products or systems fail to perform as expected or our testing and quality control processes do not detect quality issues or defects, including those related to components manufactured by third parties, we could be exposed to warranty and product liability claims. We could incur significant expenses associated with the recall, repair, and/or replacement of our products. In addition, we could incur significant expenses resulting from product liability claims, including for personal injury or property damage. Any such incidents could require significant time and resources to resolve. Product warranty and liability claims could have a material adverse effect on our financial condition, results of operations, cash flows and reputation.

We are also involved in various legal proceedings from time to time incidental to our business. If any such proceeding has a negative result, it could adversely affect our business, financial condition, results of operations, cash flows and reputation.

C. STRATEGIC RISKS

Pending Reverse Morris Trust transaction

The pending Reverse Morris Trust transaction with Gentherm is subject to various risks and uncertainties. There can be no assurance that it will be completed on the terms and timeline planned, if at all, and it will result in significant costs to the Company.

The pending spin-off of our Performance Technologies segment businesses and simultaneous combination with Gentherm may not be completed as currently planned. Completion of the Reverse Morris Trust transaction is subject to the satisfaction or waiver of a number of conditions, including the approval of Gentherm's shareholders and regulatory approvals. There can be no assurance that we will receive the required approvals in a timely manner or at all. The completion of the pending Reverse Morris Trust transaction is also subject to obtaining opinions and a private letter ruling from the IRS regarding its qualification as a tax-free transaction for U.S. federal income tax purposes. In addition, we may experience greater than expected difficulties in separating the Performance Technologies segment businesses from our other businesses. Any significant delays in completing the transaction may increase the amount of fees and resources spent on the transaction and the risk that it may not be completed. We have and will continue to incur costs related to the transaction, including legal, accounting, tax, and other professional fees, whether or not the transaction is completed. If the transaction is not completed or not completed in the timeframe expected, our business, financial results and market price of our shares could be adversely affected.

We are subject to risks and uncertainties while the Reverse Morris Trust transaction with Gentherm is pending.

Uncertainties regarding the impacts of the pending Reverse Morris Trust transaction with Gentherm on our employees, customers, and suppliers could adversely affect our business and results of operations. Our employees may be distracted due to uncertainty regarding their future roles and we may face challenges in attracting, retaining and motivating key employees. Our suppliers or customers may delay or defer decisions or may terminate their relationships with us or our Performance Technologies segment businesses, which could adversely affect our sales, results of operations, and cash flows. Further, the pending transaction will require significant time and attention from management, which could detract from other business concerns.

In addition, potential shareholder litigation in connection with the pending transaction or other litigation, settlements or investigations may affect the timing or occurrence of the pending transaction or result in significant costs of defense, indemnification and liability.

We may be unable to achieve some or all of the anticipated benefits from the pending Reverse Morris Trust transaction with Gentherm.

We may not achieve the financial and operational benefits expected from the pending Reverse Morris Trust transaction. The transaction might not provide us and our shareholders benefits or value in excess of what might have been realized had we retained the Performance Technologies segment businesses or undertaken a different strategic alternative.

Following the spin-off and merger with Gentherm, our remaining company will be less diversified, with a more concentrated focus on the data center and commercial HVAC&R markets. As a result, we will be more vulnerable to changing market conditions in these markets, including risks related to the concentration of demand among a limited number of large customers or projects, which could adversely affect our business, results of operations, cash flows and financial condition.

There can be no assurance as to the value of the shares of the combined company to be received by our shareholders in the pending Reverse Morris Trust transaction with Gentherm.

At the time of the spin-off of the Performance Technologies segment businesses, our shareholders are expected to receive newly-issued Gentherm stock, representing ownership of approximately 40 percent of the combined company. The actual value of the stock to be received by our shareholders will depend on the value of such shares at the time of transaction closing. Following the merger, the combined company could face difficulties in integrating the businesses, or the combined company could experience difficulties or delays in achieving anticipated revenue and cost synergies or other expected operational and financial benefits. As a result, our shareholders may not receive the benefits anticipated from the transaction.

Business growth and optimization strategies

We are strategically focused on growing our Data Centers business. We may not realize the sales growth anticipated to data center customers.

We are making significant investments to support the growth of our Data Centers business. We have been rapidly expanding manufacturing capacity for data center products, including leasing new manufacturing facilities in the U.S. and in Canada and purchasing equipment necessary for new and expanded production lines. The success of our Data Centers business relies on the growth of our current and prospective customers' data centers. If the anticipated growth in data center infrastructure does not materialize due to changes in the economy, obstacles related to the availability of power and land resources, changes in the reliance on digital technologies, or other factors, we may not realize the sales growth and the return on our investments that we anticipate.

In addition, we recently entered into a long-term capacity agreement with one of our strategic data center customers, with whom we are party to a confidentiality agreement. In connection with this capacity agreement, we received a $165 million up-front deposit from the customer to support investments necessary to meet the planned sales volume. We expect to sell more than $4 billion of data center cooling products to this customer during calendar years 2027 through 2029. However, there can be no assurance that this customer will purchase the amounts projected. If this customer or other data center customers terminate, reduce, or defer orders, we may not realize the sales growth anticipated to data center customers and our results of operations and cash flows could be adversely impacted.

Our business strategy includes acquisitions and dispositions. We may be unable to identify, execute, and successfully integrate acquisitions or successfully execute strategic business dispositions.

Under our strategy based on 80/20 principles, we are focused on acquiring businesses and investing in technologies that we expect to accelerate our strategic growth in select markets. If we are unable to successfully execute on further organic growth opportunities or complete acquisitions in the future, our growth may be limited. There can be no assurance we will be able to identify and complete the purchase of attractive acquisition targets, including obtaining financing, if necessary, to facilitate such transactions. Future acquisitions will require integration of operations, sales and marketing, information technology, finance, and administrative functions. If we are unable to successfully integrate future acquisitions into our existing operations, capitalize on expected market share or revenue gains, realize anticipated cost or revenue synergies, or operate any acquired businesses profitably, we may not achieve the financial or operational success expected. In addition, future acquisitions could include the issuance of shares of our common stock as all or a portion of the consideration paid to the sellers. Any such issuance of shares would be dilutive to the interests of our existing shareholders and may adversely affect the market price of our shares.

We may also seek to sell or otherwise exit portions of our business that do not align with our strategic plan. Business dispositions involve risks and uncertainties, and we may be unable to sell or exit such businesses on terms satisfactory to us and within a desired time frame. Risks include potential significant costs and expenses, the loss of customer relationships, and the diversion of management's attention from other business concerns. Further, any continued financial involvement in the disposed business, such as through guarantees, indemnities, or other financial obligations, could adversely impact our business, financial condition, results of operations and cash flows.

D. FINANCIAL RISKS

Liquidity and access to cash

Our indebtedness may limit our use of cash flow to support operating, development and investment activities, and failure to comply with our debt covenants could adversely affect our liquidity and financial results.

As of March 31, 2026, we had total outstanding indebtedness of $436 million. Our indebtedness and related debt service obligations (i) require that a certain portion of cash flow from operations be used for principal and interest payments, which reduces the funds we have available for other business purposes; (ii) limit our flexibility in planning for or reacting to changes in our business and market conditions; and (iii) expose us to interest rate risk, since the majority of our debt obligations carry variable interest rates.

Our credit agreements contain financial covenants that, among other things, require us to maintain a minimum interest coverage ratio and impose a maximum leverage ratio. Failure to comply with debt covenants could result in an event of default, which, if not cured or waived, could result in us being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms, our results of operations and financial condition could be adversely affected by increased costs and interest rates.

Goodwill and intangible assets

Our balance sheet includes significant amounts of goodwill and intangible assets. An impairment of a significant portion of these assets would adversely affect our financial results.

Our balance sheet includes goodwill and intangible assets totaling $489 million at March 31, 2026. We perform goodwill impairment tests annually, as of the end of February, or more frequently if business events or other conditions exist that require a more frequent evaluation. In addition, we review intangible assets for impairment whenever business conditions or other events indicate that the assets may be impaired. If we determine the carrying value of an asset is impaired, we write down the asset to fair value and/or record an impairment charge to current operations.

We use judgment in determining if an indication of impairment exists. For our annual goodwill impairment tests, we use estimates and assumptions, including revenue growth rates and operating profit margins to calculate estimated future cash flows and risk-adjusted discount rates. We cannot predict the occurrence of future events or circumstances, including lower than forecasted revenues, market trends that fall below our current expectations, actions of key customers, increases in discount rates, and general economic uncertainties, which could adversely affect the carrying value of goodwill and intangible assets. An impairment of a significant portion of goodwill or intangible assets could adversely impact our results of operations.

Income taxes

We may be subject to additional income tax expense or become subject to additional tax exposures.

Our effective tax rates in the future may be impacted by changes in the mix of earnings in countries with differing statutory rates and changes in tax laws, or their interpretation. The subjectivity of or changes in tax laws and regulations in jurisdictions where we operate could materially affect our results of operations and financial condition. For example, the Organization for Economic Cooperation and Development ("OECD") has issued significant global tax policy changes. In October 2021, the OECD and G20 Finance Ministers reached an agreement, known as Base Erosion and Profit Shifting Pillar Two ("Pillar Two"), that, among other things, provides that income earned in each jurisdiction that a multinational company operates in is subject to a minimum corporate income tax rate of at least 15 percent. Discussions related to the formal implementation of Pillar Two, including with respect to the tax law of each member jurisdiction, including the United States, are ongoing. Enactment of this regulation could result in an increase in our income tax expense and adversely impact our results of operations, cash flows and financial condition. We are also subject to tax audits in each jurisdiction in which we operate. Unfavorable or unexpected outcomes from one or more tax audits could adversely affect our results of operations, cash flows and financial condition.

In addition, as of March 31, 2026, our net deferred tax assets totaled $60 million. Each quarter, we evaluate the probability that our deferred tax assets will be realized and determine whether valuation allowances or adjustments thereto are needed. This determination involves judgment and the use of significant estimates and assumptions, including expectations of future taxable income and tax planning strategies. Future events or circumstances, such as lower taxable income or unfavorable changes in the financial outlook of our operations in certain jurisdictions, could require us to establish further valuation allowances, which could negatively impact our results of operations and financial condition.

E. GENERAL RISKS

Customers and markets

We are dependent upon the health of the customers and markets we serve.

We are highly susceptible to unfavorable trends or disruptions in the markets we serve, as our customers' financial condition and performance are affected by demand for their goods or services, regulatory initiatives and incentives and general economic conditions, including supply chain challenges, access to credit, the price of fuel and electricity, employment levels and trends, interest rates, labor relations issues, regulatory requirements and incentives, technology demands and advancements, government-imposed restrictions relating to health crises or other events, trade agreements and other market factors, as well as by customer-specific issues. Any significant decline in demand for our products and solutions, including those driven by end-market demands or demand for our customer's products or services, by current and future customers could result in asset impairment charges and a reduction in our sales, thereby adversely impacting our results of operations, cash flows and financial condition.

Exposure to foreign currencies

As a global company, we are subject to foreign currency rate fluctuations, which affect our financial results.

Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in foreign currencies. Our sales and profitability are affected by movements of the U.S. dollar against foreign currencies in which we generate sales and incur expenses. To the extent that we are unable to match sales in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on our financial results. During times of a strengthening U.S. dollar, our reported sales and earnings from our international operations will be lower because the applicable local currency will be translated into fewer U.S. dollars. In certain instances, currency rate fluctuations may create pricing pressure relative to competitors quoting in different currencies, which could result in our products becoming less competitive. Significant long-term fluctuations in relative currency values could have an adverse effect on our results of operations and financial condition.

Attracting and retaining talent

Our future success is dependent on our ability to attract, develop and retain qualified personnel.

Our ability to sustain and grow our business requires us to hire, develop, and retain skilled and diverse personnel throughout our organization. We depend significantly on the engagement of our employees and their skills, experience and industry knowledge to support our objectives and initiatives, and have attracted a leadership team executing on strategic initiatives informed by our 80/20 mindset. Our ability to achieve our operating and strategic goals depends on our ability to identify, hire, train and retain talented personnel, including our leadership team. We compete with other companies for talented personnel in the locations and labor markets in which we operate, all of which are very competitive, and we may lose key personnel or fail to attract other talented personnel, including at our manufacturing locations. Any prolonged labor shortages or significant employee turnover could negatively impact productivity and result in increased labor costs, such as increased overtime to meet demand or increased wage rates necessary to attract and retain employees. Overall, difficulty in attracting, developing, and retaining qualified personnel could adversely affect our business and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

Cybersecurity Risk Management and Strategy

We have an established framework for assessing, identifying, and mitigating cybersecurity and information security risks. The processes we employ under this framework are part of our overall risk management strategy, as overseen by our Board of Directors, and are aimed at enhancing the security of our information systems, software, networks, and the protection or privacy of our data. We have based our management of cybersecurity risk upon recognized cybersecurity industry frameworks, including those of the National Institute of Standards and Technology and internal risk assessments. We periodically engage third parties, including consulting firms with expertise in IT risk management, to evaluate our cybersecurity risk management processes and potential cybersecurity threats to our company. We also conduct security assessments for new vendors and third-party service providers and have monitoring procedures to mitigate risks related to data breaches or other security incidents originating from third parties.

Governance

Board of Directors

Our Board of Directors has oversight responsibility for cybersecurity risk management. As part of its oversight activities, the Board regularly receives written updates regarding cybersecurity and information technology risks and management's response to them from our Vice President, Chief Information Officer ("CIO") and our Chief Information Security Officer ("CISO"). Additionally, the Board of Directors meets with the CIO and CISO to discuss matters of IT and information technology governance strategy, as well as cybersecurity, data and IT system risk management. The Board of Directors has designated two of its members to serve as primary board liaisons with management regarding matters of cybersecurity. In the event of a potentially material cybersecurity incident, these designated cybersecurity liaisons will meet with the management incident response team to review the cybersecurity event, a materiality analysis, and, if appropriate, any information to be disclosed in a Current Report on Form 8-K. The full Board of Directors will also receive information regarding any material cybersecurity incident, with the Board liaisons helping to facilitate efficient communications between management and the full Board in advance of any necessary Form 8-K filing.

Management

The CISO is responsible for the management of cybersecurity risks and our incident response plan. The CISO coordinates with legal counsel and third parties, as applicable, in assessing and managing cybersecurity risks. The CIO and CISO regularly provide updates to our Board of Directors regarding cybersecurity and information technology matters, including cybersecurity threats and our risk management strategy.

Our former CISO, who had more than ten years of experience in leading global security functions and strategies, departed in May 2026. Our CIO, who has more than twenty years of information technology and security leadership experience, has assumed the CISO responsibilities, on an interim basis, until a new CISO is appointed and onboarded. The new CISO will report to our CIO who, in turn, reports to our Executive Vice President and Chief Financial Officer.

We maintain a cybersecurity incident response process to analyze, contain, eradicate, and recover from cybersecurity incidents. The incident response process includes an escalation protocol, wherein our CISO raises any cybersecurity incidents that could potentially be material to our business, operations, or financial condition to a cross-functional management incident response team. This management incident response team is comprised of members of our senior leadership team, including, but not limited to, our Chief Executive Officer, Chief Financial Officer, General Counsel and Chief Compliance Officer, and CIO. In addition, depending on the circumstances of any cybersecurity incident, third-party advisors may be engaged to assist in the investigation and response.

Additionally, we have implemented an Information Security Risk Management Framework, which is a strategy for protecting the Company, the Board of Directors, employees, and other stakeholders from unnecessary information security injuries, losses or damage. The framework further establishes the context for assessing information security risks, managing those risks and making risk-based decisions through the information security lifecycle.

As part of our proactive information security risk management, we evaluate cybersecurity risks related to third party service providers through due diligence, risk based assessments, and ongoing monitoring.

We also provide cybersecurity training to our workforce to properly equip our employees to identify and report cybersecurity incidents. The training programs highlight areas such as the protection of confidential information, phishing attacks, and emerging cybersecurity threats and best practices.

At this time, we are not aware of any cybersecurity incidents that have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition. For further discussion of the risks associated with potential future cybersecurity incidents, see the risk factor regarding cybersecurity in the section entitled "Item 1A. Risk Factors."

ITEM 2. PROPERTIES.

We operate manufacturing facilities in the U.S. and in numerous foreign countries. Our world headquarters, including general offices and laboratory, experimental and prototype facilities, is located in Racine, Wisconsin. We have additional technical support functions located in Grenada, Mississippi; Allen, Texas; Leeds, United Kingdom; Pocenia, Italy; Guadalajara, Spain; Söderköping, Sweden; Mezökövesd, Hungary; Sao Paulo, Brazil; Changzhou, China; and Chennai, India.

The table below summarizes the number of manufacturing facilities within each of our operating segments as of March 31, 2026. Twenty-five of these facilities include leased manufacturing space.

	Americas	Europe	Asia	Total
Climate Solutions	17	9	2	28
Performance Technologies	7	5	6	18
Total manufacturing facilities	24	14	8	46

In addition to the manufacturing facilities summarized in the table above, we also operate four coatings facilities in North America and Europe, which primarily enhance customer-owned products with coatings solutions and operate at a smaller scale than our other manufacturing facilities.

We consider all of our facilities and equipment to be well maintained and suitable for their purposes. We review our manufacturing capacity regularly and make the determination as to our need to expand or, conversely, rationalize our facilities as necessary to meet changing market conditions and our operating needs.

ITEM 3. LEGAL PROCEEDINGS.

The information required hereunder is incorporated by reference from Note 20 of the Notes to Consolidated Financial Statements.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS.

The following sets forth the name, age (as of March 31, 2026), business experience during at least the last five years, and certain other information relative to each executive officer of the Company.

Name	Age	Position
Brian J. Agen	57	Vice President, Chief Human Resources Officer (with a title change from Vice President, Human Resources) (October 2012 – Present).
Neil D. Brinker	50	President and Chief Executive Officer (December 2020 – Present). Prior to joining Modine, Mr. Brinker served as President and Chief Operating Officer of Advanced Energy Industries, Inc. (June 2020 – December 2020) after serving as its Executive Vice President and Chief Operating Officer (June 2018 – June 2020).
Michael B. Lucareli	57	Executive Vice President, Chief Financial Officer (May 2021 – Present); previously Vice President, Finance and Chief Financial Officer for the Company (July 2010 – May 2021).
Eric S. McGinnis	55	President, Climate Solutions (April 2022 – Present); previously Vice President, Building HVAC upon joining Modine in August 2021. Prior to joining Modine, Mr. McGinnis served as President, Industrial Systems at Regal Beloit (March 2017 – August 2021).
Jeremy M. Patten	46	President, Performance Technologies (September 2025 – Present). Prior to joining Modine, Mr. Patten served as President, Packaging and Food Technology Group at ATS Corporation (January 2020 – September 2025) after serving as its Vice President, ATS Business Model (August 2017 – January 2020).
Erin J. Roth	50	Vice President, General Counsel and Chief Compliance Officer (November 2023 – Present). Prior to joining Modine, Ms. Roth served in a General Counsel and Corporate Secretary capacity for U.S. publicly traded companies, including with Infrastructure & Energy Alternatives, Inc. (now a subsidiary of MasTec, Inc.) (June 2021 – May 2023) and Wabash National Corporation (January 2007 – December 2017), as well as with the U.S. not-for-profit, Strada Education Network (now Strada Education Foundation) (December 2017 – May 2021).

Executive officer positions are designated in our Bylaws and the persons holding these positions are elected annually by the Board. In addition, the Human Capital and Compensation Committee of the Board may recommend and the Board of Directors may approve promotions and other actions with regard to executive officers at any time during the fiscal year.

There are no family relationships among the executive officers and directors. There are no arrangements or understandings between any of the executive officers and any other person pursuant to which he or she was elected an officer of Modine.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock is listed on the New York Stock Exchange. Our trading symbol is MOD. As of March 31, 2026, shareholders of record numbered 1,711.

We did not pay dividends during fiscal 2026 or 2025. Under our credit agreements, we are permitted to pay dividends on our common stock, subject to certain restrictions based upon the calculation of debt covenants, as defined in our credit agreements. We currently do not intend to pay dividends in fiscal 2027.

The following describes the Company's purchases of common stock during the fourth quarter of fiscal 2026:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs (a)
January 1 - January 31, 2026	222 (b)	$ 134.34	—	$ 81,600,955
February 1 - February 28, 2026	—	—	—	$ 81,600,955
March 1 - March 31, 2026	876 (b)	$ 216.71	—	$ 81,600,955
Total	1,098	$ 200.06	—	

____

(a) Effective March 7, 2025, the Company's Board of Directors authorized the Company to repurchase up to $100 million of Modine common stock at such times and prices that it deems to be appropriate. This share repurchase authorization does not expire.

(b) Includes shares delivered back to the Company by employees and/or directors to satisfy tax withholding obligations that arise upon the vesting of stock awards. The Company, pursuant to its equity compensation plans, gives participants the opportunity to turn back to the Company the number of shares from the award sufficient to satisfy tax withholding obligations that arise upon the termination of restrictions. These shares are held as treasury shares.

PERFORMANCE GRAPH

The following graph compares the cumulative five-year total return on our common stock with similar returns on the Standard & Poor's (S&P) 500 Index, the Russell 2000 Index, and the S&P MidCap 400 Industrials Index. Based upon the Company's higher market capitalization compared with the prior year, the Company determined that the S&P 500 Index was more representative of its business and plans to replace the Russell 2000 Index for purposes of this graph beginning in fiscal 2027. The graph assumes a $100 investment and reinvestment of dividends. The return shown on the graph is not necessarily indicative of future performance.



Company / Index	Initial Investment March 31, 2021	Indexed Returns Years ended March 31,				
		2022	2023	2024	2025	2026
Modine Manufacturing Company	$ 100	$ 61.00	$ 156.06	$ 644.48	$ 519.63	$ 1,467.23
S&P 500 Index	100	115.65	106.71	138.59	150.03	176.74
Russell 2000 Index	100	94.21	83.28	99.69	95.70	120.32
S&P MidCap 400 Industrials Index	100	104.34	108.59	146.99	135.97	178.19

ITEM 6. RESERVED.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Overview

At Modine, we are *Engineering a Cleaner, Healthier World* ™. Our mission is to use our thermal management expertise to help our customers improve indoor air quality, reduce energy and water consumption, lower harmful emissions, enable cleaner running vehicles, and use more environmentally friendly refrigerants. We operate in four continents, in numerous countries, and employ approximately 13,200 persons worldwide.

We sell customer-centric thermal management solutions in a wide array of commercial, industrial, and building HVAC&R markets. In addition, we are a leading provider of engineered heat transfer systems and high-quality heat transfer components for use in on- and off-highway OEM vehicular applications. Our primary product groups include i) Data Centers; ii) Heat Transfer Solutions; iii) HVAC Technologies; iv) Heavy-Duty Equipment; and v) On-Highway Applications.

Company Strategy

Our purpose of *Engineering a Cleaner, Healthier World*™ guides our strategic direction. We are committed to evolving our product portfolio in pursuit of highly engineered, mission-critical thermal solutions. We are strategically investing in end markets where we see the highest growth prospects. These markets continue to shift to low-carbon energy solutions, driving demand for cleaner, more efficient thermal management.

We first announced our vision for a "new" Modine in late fiscal 2021. Over the last five fiscal years, we have simplified and re-segmented our organization and have aligned resources around specific strategies and market-based verticals. Our leadership and teams have embraced 80/20 principles and have created a high-performance culture that focuses resources on products and markets with the highest sustainable growth opportunities and best return profiles, while simplifying and improving our processes. Through initiatives based upon 80/20 principles, we have achieved significant improvements in our profit margins since we started our transformational journey.

In fiscal 2026, we continued our strategic transformation. Following our 80/20 discipline, we significantly expanded our Data Centers business and production capacity to meet increasing customer demand. We see great opportunity in growing our Data Centers business in light of trends in high-performance computing, with significant data center growth fueled by increased AI usage. In addition, we acquired three businesses during fiscal 2026, AbsolutAire, L.B. White, and Climate by Design, which contributed to growth in our HVAC Technologies business. In January 2026, we entered into definitive agreements with Gentherm, whereby we will spin-off and simultaneously combine our Performance Technologies segment businesses with Gentherm in a Reverse Morris Trust transaction. Gentherm, a Michigan-based corporation, is a global leader of innovative thermal management and pneumatic comfort technologies. This transaction, which we expect will close by the end of calendar 2026, will transform our company into a pure-play climate solutions company focused on the data center and commercial HVAC&R markets.

Entering fiscal 2027, we are committed to executing our strategic priorities, including further expanding our Data Centers business and completing the transaction with Gentherm. We will continue to apply our strategic pillars across our businesses to drive value creation. We aim to capitalize on our expertise in thermal management to provide differentiated solutions and sustain market leadership. We are focused on leveraging our product portfolio to accelerate growth, with particular focus on long-term growth drivers tied to secular mega-trends. We will continue to elevate our 80/20 discipline throughout our businesses and use 80/20 to guide our daily decision making. Finally, we will continue to evolve our portfolio to increase shareholder value.

Development of New Products and Technology

Every day, we leverage our technical expertise, building on more than 100 years of excellence in thermal management, to advance our purpose. We are dedicated to utilizing technology and solutions with sustainable impacts. Our ability to provide customizable solutions to meet the ever-evolving needs of our customers is one of our greatest competitive strengths.

We partner with our customers and use a systems-based approach to ensure our solutions work seamlessly with their other components. Our thermal solutions enable our customers to stay ahead of new and emerging regulations, particularly those involving increasingly stringent energy efficiency, emissions, and fuel economy standards.

We maintain numerous state-of-the-art technology centers, dedicated to the development and testing of products and technologies. The technology centers are located in Racine, Wisconsin; Grenada, Mississippi; Allen, Texas; Leeds, United Kingdom; Pocenia, Italy; Söderköping, Sweden; Mezökövesd, Hungary; and Sao Paulo, Brazil. Customers know our reputation for innovation and rely on Modine to provide high quality products and technologies.

Strategic Planning and Corporate Development

We employ both short-term (one-to-three year) and longer-term (five-to-seven year) strategic planning processes, which enable us to continually assess our opportunities, competitive threats, and economic market challenges.

We devote significant resources to global strategic planning and development activities to strengthen our competitive position. During fiscal 2026, we significantly expanded production capacity in our Data Centers business and integrated three acquired businesses, AbsolutAire, L.B. White, and Climate by Design, into our Climate Solutions segment. We will continue to pursue growth opportunities, particularly to grow our global, market leading positions in the data center and commercial HVAC markets. We have provided our businesses with the tools that they need to be successful, including dedicated resources to create an entrepreneurial environment and to challenge the status quo.

Operational and Financial Discipline

We are using 80/20 principles to guide our path forward toward commercial excellence. Through closely analyzing our customer and product data, we are focusing our commercial and operational actions in areas that drive increased profitability and also in areas requiring improvement. Our Climate Solutions and Performance Technologies segments have embraced the tenets of 80/20 and are driving transformative change.

Our fiscal 2026 annual cash incentive plan for our management team was based upon two performance metrics: growth in net earnings before interest, taxes, depreciation, amortization, and certain other adjustments ("Adjusted EBITDA") and Adjusted EBITDA as a percentage of net sales. The incentive plan's performance goals were established for each operating segment as well for the consolidated Company. In addition, we provide a long-term incentive compensation plan for officers and certain key leaders throughout our organization to attract, retain, and motivate these employees who are responsible for driving the long-term success of our company. The fiscal 2026 plan is comprised of performance-based share awards and restricted stock awards. The performance-based awards for the fiscal 2026 through 2028 performance period are based upon a target three-year average growth in Adjusted EBITDA and a target three-year average cash flow return on invested capital.

Segment Information – Strategy, Market Conditions and Trends

Each of our operating segments has separate strategic and financial plans. Segment financial results are reviewed by our CODM. These plans and results are used by our CODM to evaluate the performance of each segment and to make decisions on the allocation of resources.

Effective April 1, 2026, we reorganized our Climate Solutions segment and split it into two separate operating segments: 1) Data Centers and 2) Commercial HVAC. We believe that managing these businesses independently will allow us to better deploy our 80/20 strategy focused on capitalizing on growth opportunities, particularly in our Data Centers business, and optimizing profit margins and cash flow.

Climate Solutions (65 percent of fiscal 2026 net sales)

Our Climate Solutions segment provides energy-efficient, climate-controlled solutions and components for a wide range of applications, including data centers, schools, greenhouses, healthcare systems, warehouses, residential garages, manufacturing and construction sites, poultry and swine facilities, and other commercial and industrial applications. The Climate Solutions segment sells data center, heat transfer solutions, and HVAC technologies products to customers in North America, EMEA, and Asia Pacific. Data center products include chillers, dry coolers, precision air handling units, CRAC and CRAH units, fan walls, rear-door heat exchangers, CDUs, and immersion solutions. In addition, the Data Centers business sells modular data center solutions, replacement parts, maintenance service and control solutions for existing equipment and new building management controls and systems. Heat transfer solutions include heat exchanger coils, anti-corrosion coating products, commercial and industrial refrigeration products, and power generation and transmission cooling solutions. HVAC technologies products include heating products, including unit heaters, roof-mounted direct- and indirect-fired makeup air units, duct furnaces, infrared units, and perimeter heating products. HVAC technologies products also include indoor air quality products, including single packaged unit ventilators, ceiling cassettes, modular chillers, air handling units, condensing units, and desiccant dehumidifiers. We sell our products and solutions both directly to commercial and industrial OEM and end user customers and through wholesalers, distributors, consulting engineers, contractors and data center management customers.

During fiscal 2026, Climate Solutions segment sales increased $621 million, or 43 percent, compared with the prior year, primarily driven by higher sales of data center and HVAC technologies products, which increased $468 million and $102 million, respectively. We have rapidly expanded our Data Centers business, investing to expand our manufacturing capacity, particularly in the U.S. and Canada, to support the significant sales growth to both hyperscale and colocation customers during fiscal 2026. The higher HVAC technologies product sales include $119 million of incremental sales from three businesses — AbsolutAire, L.B. White, and Climate by Design — that we acquired during fiscal 2026. These acquisitions expanded our heating and indoor air quality product portfolios and broadened our customer base. We are seeing the benefits of our strategic growth initiatives.

Effective April 1, 2026, we reorganized our Climate Solutions segment and split it into two separate segments: 1) Data Centers and 2) Commercial HVAC. We believe that managing these businesses independently will allow our teams to better deploy our 80/20 strategy to capitalize on growth opportunities and optimize profit margins and cash flow. We are especially excited about opportunities to grow our Data Centers segment and are prioritizing the expansion of this business and our manufacturing footprint to meet increasing customer demand. We expect strong growth in the data center cooling markets in fiscal 2027, supported by sustained global reliance on digital technologies and anticipated significant investments in data center infrastructure, particularly in the U.S. In light of this strong growth, however, market demand is currently outpacing supplier capacity for certain components that we purchase to manufacture our data center products. We began experiencing supply shortages in the fourth quarter of fiscal 2026. These component shortages are negatively impacting our production schedules for the first quarter of fiscal 2027. We are actively working with our supply chain, including qualifying new vendors, to mitigate the supply constraints. As we work to grow our businesses, we will continue to apply our strategic pillars to drive value creation. We will leverage our deep expertise in thermal management to bring highly-engineered, mission-critical thermal solutions to our customers and to capitalize on growth opportunities supported by mega-trends in the areas of digitalization, climate change, and urbanization, which are increasing the needs for energy-efficient cooling solutions and HVAC technologies products. We are also focused on applying 80/20 principles within our manufacturing facilities and expect to achieve production efficiency improvements as a result.

Performance Technologies (35 percent of fiscal 2026 net sales)

The Performance Technologies segment provides products and solutions that enhance the performance of customer applications and develops solutions that provide mission-critical energy for a variety of end market applications. The segment also provides solutions that increase fuel economy, reduce harmful emissions and maximize range in zero emission applications. The segment's Heavy-Duty Equipment business provides heat exchangers and cooling modules for off-highway markets, including agricultural and construction. In addition, the Heavy-Duty Equipment business sells cooling module generator sets that provide mission-critical stationary power. Heavy-Duty Equipment products primarily include powertrain cooling products, such as radiators, condensers, charge air coolers, oil coolers, and engine cooling modules; and Gensets. The segment's On-Highway Applications business provides heat exchangers and cooling systems for commercial vehicle, automotive, bus and specialty vehicle customers. Its products and solutions include products for traditional powertrains, including aluminum and stainless steel engine oil coolers, EGR coolers, charge air coolers, transmission and retarder oil coolers, chillers, condensers, fan shrouds, and surge tanks. In addition, the On-Highway Applications business provides products and solutions for zero-emission and hybrid passenger car, commercial vehicle, bus and specialty vehicles, including complete battery thermal management systems, electronics cooling packages, battery chillers, battery cooling plates, coolers and casings for electronics cooling, and coolers for e-axles.

During fiscal 2026, Performance Technologies segment sales decreased $31 million, or 3 percent, compared with the prior year, primarily due to lower sales volume in North America, largely due to general market weakness and the strategic exit of lower-margin business. In light of the lower sales volume, we focused on cost containment measures during fiscal 2026 and significantly lowered our selling, general and administrative ("SG&A") expenses, which benefitted from recent restructuring actions.

In January 2026, we entered into definitive agreements to spin-off and simultaneously combine our Performance Technologies segment business with Gentherm in a Reverse Morris Trust Transaction. We expect the transaction will close by the end of calendar 2026 and are focused on executing the steps necessary to facilitate a smooth and timely transaction. Gentherm, a Michigan-based corporation, is a global leader of innovative thermal management and pneumatic comfort technologies. We believe this transaction will provide a renewed focus on investment and growth opportunities for the Performance Technologies business, while positioning us to further focus on the data center and commercial HVAC&R markets. Until the transaction closes, we are continuing to manage this business as our Performance Technologies segment, using our strategic pillars rooted in 80/20 principles as our guide.

Consolidated Results of Operations

Pending Reverse Morris Trust Transaction
As discussed earlier in this report, we have entered into definitive agreements with Gentherm, whereby we will spin-off and simultaneously combine our Performance Technologies segment businesses with Gentherm in a Reverse Morris Trust transaction. We anticipate this transaction will close by the end of calendar 2026, subject to approval by Gentherm's shareholders and other closing conditions, including regulatory approvals. The transaction is intended to establish Gentherm as a scaled leader in thermal management. We will retain our Climate Solutions segment businesses, creating a pure-play climate solutions company focused on the data center and commercial HVAC&R markets.

Under the terms of the agreement, at the time of the spin-off of our Performance Technologies segment businesses, our shareholders will receive newly-issued Gentherm stock, representing ownership of approximately 40 percent of the combined company. In addition, immediately prior to transaction closing, we will receive cash proceeds of $210 million, subject to adjustment, which will be used to pay down our long-term debt obligations. Based upon the Gentherm stock price, the transaction was valued at approximately $1 billion when we entered into the agreement. Under the Reverse Morris Trust structure, the transaction is intended to be generally tax-free for U.S. federal income tax purposes for the Company and our shareholders. To facilitate this transaction, we expect to incur significant fees for transaction advisory, legal, accounting, tax and other professional services. We currently estimate that these fees and other costs directly related to the transaction will total approximately $45 million to $55 million.

Fiscal 2026 acquisitions

During fiscal 2026, we acquired three businesses within our Climate Solutions segment, each supporting our growth strategy by expanding our product portfolio and broadening our customer base.

On April 1, 2025, we acquired substantially all of the net operating assets of AbsolutAire for $11 million. AbsolutAire is a Michigan-based manufacturer of direct-fired heating, ventilation, and make-up air systems.

On May 31, 2025, we acquired L.B. White for $111 million. Headquartered in Wisconsin, with additional manufacturing and distribution operations in Georgia, L.B. White is a leading provider of specialty heating solutions, including direct-fired forced air, radiant, indirect-fired, and electric heating solutions, for the agriculture, construction, and special event industries.

On July 1, 2025, we acquired Climate by Design for $64 million. Based in Minnesota, Climate by Design specializes in desiccant dehumidification technology and critical process air handlers.

Fiscal 2024 acquisitions and dispositions

During fiscal 2024, we acquired two businesses within our Climate Solutions segment. On March 1, 2024, we acquired Scott Springfield Manufacturing, a Canadian-based manufacturer of air handling units, for consideration totaling $184 million. On July 1, 2023, we acquired Napps Technology Corporation ("Napps"), a Texas-based manufacturer of air- and water-cooled chillers, condensing units and heat pumps, for consideration totaling $6 million.

In October 2023, we sold three automotive businesses based in Germany. Sales from these three businesses totaled $54 million in fiscal 2024.

See Note 2 of the Notes to Consolidated Financial Statements for further information regarding acquisitions and dispositions.

Fiscal 2026 highlights

Fiscal 2026 net sales increased $598 million, or 23 percent, from the prior year, primarily due to higher sales in our Climate Solutions segment, driven by higher sales of data center products and $119 million of incremental sales from the three businesses that we acquired during fiscal 2026. Cost of sales increased $510 million, or 26 percent, primarily due to the higher sales volume. Gross profit increased $87 million. Gross margin declined 190 basis points to 23.0 percent and was negatively impacted by temporary operating inefficiencies associated with the rapid expansion of our Data Centers business and higher material costs in both of our operating segments. SG&A expenses increased $28 million and included higher costs associated with our strategic acquisition and disposition activities. Operating income of $342 million during fiscal 2026 increased $59 million from the prior year, primarily due to higher gross profit and lower restructuring expenses, partially offset by higher SG&A expenses. During fiscal 2026, we recorded a $116 million non-cash pension termination charge in connection with the termination of our primary U.S. pension plan.

Fiscal 2025 highlights

Fiscal 2025 net sales increased $175 million, or 7 percent, from the prior year, primarily due to higher sales in our Climate Solutions segment, partially offset with lower sales in our Performance Technologies segment. Cost of sales increased $58 million, or 3 percent. Gross profit increased $118 million and gross margin improved 310 basis points to 24.9 percent. SG&A expenses increased $58 and included higher compensation-related expenses and higher expenses from Scott Springfield Manufacturing, including amortization expense for acquired intangible assets. Operating income of $283 million during fiscal 2025 increased $42 million from the prior year, primarily due to higher gross profit, partially offset by higher SG&A and restructuring expenses and the absence of a $4 million gain on the sale of three automotive businesses in Germany in fiscal 2024.

The following table presents our consolidated financial results on a comparative basis for fiscal years 2026, 2025 and 2024.

| | Years ended March 31, | | | | | |
| | 2026 | | 2025 | | 2024 | |
(in millions)	$'s	% of sales	$'s	% of sales	$'s	% of sales
Net sales	$ 3,181	100.0 %	$ 2,583	100.0 %	$ 2,408	100.0 %
Cost of sales	2,450	77.0 %	1,940	75.1 %	1,882	78.2 %
Gross profit	731	23.0 %	644	24.9 %	526	21.8 %
Selling, general and administrative expenses	360	11.3 %	332	12.9 %	274	11.4 %
Restructuring expenses	21	0.6 %	28	1.1 %	15	0.6 %
Impairment charge	4	0.1 %	—	—	—	—
Loss (gain) on sale of assets	4	0.1 %	—	—	(4)	(0.2)%
Operating income	342	10.8 %	283	11.0 %	241	10.0 %
Interest expense	(32)	(1.0)%	(26)	(1.0)%	(24)	(1.0)%
Pension termination charge	(116)	(3.6)%	—	—	—	—
Other expense – net	(8)	(0.3)%	(3)	(0.1)%	(2)	(0.1)%
Earnings before income taxes	186	5.9 %	254	9.8 %	215	8.9 %
Provision for income taxes	(63)	(2.0)%	(69)	(2.7)%	(51)	(2.1)%
Net earnings	$ 123	3.9 %	$ 186	7.2 %	$ 163	6.8 %

Year ended March 31, 2026 compared with year ended March 31, 2025
Fiscal 2026 net sales of $3,181 million were $598 million, or 23 percent, higher than the prior year, primarily due to $621 million of higher sales in our Climate Solutions segment, including organic sales growth to hyperscale and colocation data center customers in North America and Europe and $119 million of incremental sales from the acquired L.B. White, Climate by Design, and AbsolutAire businesses. The higher sales in the Climate Solutions segment were partially offset by $31 million of lower sales in our Performance Technologies segment, largely due to market weakness. Foreign currency exchange rates favorably impacted sales by $63 million.

Fiscal 2026 cost of sales of $2,450 million increased $510 million, or 26 percent, primarily due to higher sales volume in the Climate Solution segment and a $50 million unfavorable impact of foreign currency exchange rates. In addition, cost of sales was unfavorably impacted by temporary operating inefficiencies in the Climate Solutions segment, largely due to the rapid expansion of manufacturing capacity for data center products, and higher raw material costs, which increased $28 million and included the impact of tariffs. These drivers, which increased cost of sales, were partially offset by lower sales volume in the Performance Technologies segment. As a percentage of sales, cost of sales increased 190 basis points to 77.0 percent, primarily due to temporary operating inefficiencies, higher material costs, and the absence of commercial pricing settlements and sales tax credits, which favorably impacted the prior year.

As a result of higher sales and higher cost of sales as a percentage of sales, gross profit increased $87 million and gross margin declined 190 basis points to 23.0 percent.

Fiscal 2026 SG&A expenses increased $28 million, or 8 percent. As a percentage of sales, SG&A expenses decreased 160 basis points. The increase in SG&A expenses includes higher compensation-related expenses in the Climate Solutions segment, supporting the segment's growth and including incremental expenses from the acquired businesses. Other costs directly associated with acquisition and disposition activities increased $18 million. These drivers, which increased SG&A expenses, were partially offset by lower compensation-related expenses in the Performance Technologies segment, which included the benefits of previous restructuring actions, and lower incentive compensation expense.

Restructuring expenses during 2026 decreased $7 million compared with the prior year, primarily due to lower severance expenses in the Performance Technologies segment and at Corporate, partially offset by higher severance expenses in the Climate Solutions segment and higher costs related to transferring production for certain product lines.

During fiscal 2026, we recorded a $4 million non-cash impairment charge in the Performance Technologies segment related to a technical service center and administrative support facility in Germany, the sale of which is pending.

During fiscal 2026, we recorded a $4 million loss at Corporate resulting from the settlement of a loan facility that we had provided to the buyer of our Austrian automotive business in fiscal 2022.

Operating income of $342 million in fiscal 2026 increased $59 million compared with the prior year, primarily due to higher gross profit and lower restructuring expenses, partially offset by higher SG&A expenses and the impairment charge and loss on sale of assets in fiscal 2026.

Interest expense in fiscal 2026 increased $6 million compared with the prior year, primarily due to higher average outstanding borrowings, partially offset by favorable changes in interest rates.

During fiscal 2026 and in connection with the termination of our primary U.S. pension plan, we recorded a $116 million non-cash pension termination charge to recognize actuarial losses that were included within accumulated other comprehensive loss on our consolidated balance sheet.

Other net expense during fiscal 2026 increased $5 million compared with the same period last year, primarily due to net foreign currency transaction losses, which increased $6 million compared with fiscal 2025.

The provision for income taxes of $63 million decreased $6 million from fiscal 2025. Higher operating earnings and the impact of provisions of the One Big Beautiful Bill Act ("OBBBA") increased the income tax provision in fiscal 2026. These increases were more than offset by a $13 million net income tax benefit related to the U.S. pension plan termination and the impact of changes in the mix and amount of foreign and U.S. earnings. The $13 million net income tax benefit related to the pension termination charge included a $17 million income tax detriment resulting from disproportionate income tax effects in accumulated other comprehensive loss. The impacts associated with provisions of the OBBBA on state deferred taxes and the utilization of foreign tax credits increased the income tax provision during fiscal 2026 by $6 million. The Company is continuing to assess provisions of the OBBBA that are expected to impact future periods.

Year ended March 31, 2025 compared with year ended March 31, 2024
Fiscal 2025 net sales of $2,583 million were $175 million, or 7 percent, higher than the prior year, primarily due to $333 million of higher sales in our Climate Solution segment, partially offset by $158 million of lower sales in our Performance Technologies segment. The Climate Solutions sales increase included $240 million of higher sales from the Scott Springfield Manufacturing and Napps businesses, which we acquired in fiscal 2024, and organic sales growth to hyperscale and colocation data center customers. The lower sales in our Performance Technologies segment included a $54 million impact from the disposition of three automotive businesses in Germany during the third quarter of fiscal 2024. Fiscal 2025 sales were negatively impacted by $18 million from foreign currency exchange rates.

Fiscal 2025 cost of sales of $1,940 million increased $58 million, or 3 percent, primarily due higher sales volume and, to a lesser extent, higher labor and inflationary costs. These increases were partially offset by improved operating efficiencies and a $13 million favorable impact of foreign currency exchange rates. As a percentage of sales, cost of sales decreased 310 basis points to 75.1 percent, primarily due to the favorable sales mix, higher average selling prices, and improved operating efficiencies.

As a result of higher sales and higher cost of sales as a percentage of sales, gross profit increased $118 million and gross margin improved 310 basis points to 24.9 percent.

Fiscal 2025 SG&A expenses increased $58 million, or 21 percent. As a percentage of sales, SG&A expenses increased by 150 basis points. The increase in SG&A expenses included higher compensation-related expenses, which increased $45 million and included higher expenses from the acquired businesses and increased incentive compensation resulting from improved financial results. In addition, SG&A expenses included $17 million of higher amortization expense for acquired intangible assets. These increases were partially offset by lower environmental charges related to a previously-closed manufacturing facility in the U.S. and lower costs directly associated with the acquisition and integration of Scott Springfield Manufacturing. The environmental charges and acquisition-related costs were recorded at Corporate and both decreased $2 million compared with the prior year.

Restructuring expenses during 2025 increased $13 million compared with the prior year, primarily due to higher severance expenses and product line transfer costs in the Performance Technologies and Climate Solutions segments.

We recorded a $4 million gain on sale at Corporate during fiscal 2024 as a result of the sale of three automotive businesses based in Germany.

Operating income of $283 million in fiscal 2025 increased $42 million compared with the prior year, primarily due to higher gross profit, partially offset by higher SG&A and restructuring expenses and the absence of the $4 million gain on the sale of the automotive businesses in Germany.

Interest expense in fiscal 2025 increased $2 million compared with the prior year, primarily due to higher borrowings on our revolving credit facility, which we used to fund a portion of the purchase price for the acquisition of Scott Springfield Manufacturing.

The provision for income taxes was $69 million and $51 million in fiscal 2025 and 2024, respectively. The $18 million increase was primarily due to higher earnings and the absence of a $3 million income tax benefit recorded in fiscal 2024 related to the sale of three automotive businesses in Germany. These drivers, which increased the provision for income taxes, were partially offset by changes in the mix and amount of foreign and U.S. earnings in the current year compared to the prior year.

Segment Results of Operations

Effective April 1, 2026, we reorganized our Climate Solutions segment and split it into two separate operating segments: 1) Data Centers and 2) Commercial HVAC. We believe that managing these businesses independently will allow us to better deploy our 80/20 strategy focused on capitalizing on growth opportunities, particularly in our Data Centers business, and optimizing profit margins and cash flow. Beginning for fiscal 2027, we will report three operating segments: 1) Data Centers; 2) Commercial HVAC and 3) Performance Technologies.

Climate Solutions

	Years ended March 31,					
	2026		2025		2024	
(in millions)	$'s	% of sales	$'s	% of sales	$'s	% of sales
Net sales	$ 2,062	100.0 %	$ 1,441	100.0 %	$ 1,108	100.0 %
Cost of sales	1,538	74.6 %	1,025	71.1 %	811	73.2 %
Gross profit	524	25.4 %	416	28.9 %	297	26.8 %
Selling, general and administrative expenses	194	9.4 %	162	11.2 %	115	10.4 %
Restructuring expenses	8	0.4 %	6	0.4 %	3	0.3 %
Operating income	$ 321	15.6 %	$ 248	17.2 %	$ 179	16.1 %

Year ended March 31, 2026 compared with year ended March 31, 2025

Climate Solutions net sales increased $621 million, or 43 percent, in fiscal 2026 compared with the prior year, primarily due to higher sales volume. In addition, foreign currency exchange rates favorably impacted sales by $38 million. Compared with the prior year, sales of data center, HVAC technologies, and heat transfer solutions products increased $468 million, $102 million, and $45 million, respectively. The higher data center product sales include sales growth to hyperscale and colocation customers in North America and Europe. The higher HVAC technologies product sales are primarily driven by $119 million of incremental sales from the acquired L.B. White, Climate by Design, and AbsolutAire businesses, partially offset by lower sales of other indoor air quality products. The increase in sales of heat transfer products, driven by higher sales of heat transfer coils for commercial and residential applications, was partially offset by the absence of commercial pricing settlements with heat pump customers in Europe, which had a favorable impact during the prior year.

Climate Solutions cost of sales increased $513 million, or 50 percent, in fiscal 2026, primarily due to higher sales volume and, to a lesser extent, temporary operating inefficiencies, largely due to the rapid expansion of manufacturing capacity in the U.S. for data center products, and higher raw material costs, which increased $18 million and included the impact of tariffs. In addition, cost of sales was negatively impacted by $29 million from foreign currency exchange rates. As a percentage of sales, cost of sales increased 350 basis points to 74.6 percent, primarily due to the temporary operating inefficiencies, higher material costs, and the absence of the commercial pricing settlements in the prior year. Due to the increasing market demand for data center cooling products, demand for certain key components is currently outpacing supplier capacity. We began experiencing supply shortages in the fourth quarter of fiscal 2026. These component shortages are negatively impacting our production schedules for the first quarter of fiscal 2027.

As a result of the higher sales and higher cost of sales as a percentage of sales, gross profit increased $108 million and gross margin declined 350 basis points to 25.4 percent.

Climate Solutions SG&A expenses increased $32 million, or 20 percent, compared with the prior year. As a percentage of sales, SG&A expenses decreased 180 basis points. The increase in SG&A expenses was primarily driven by higher compensation-related expenses and increases across other general and administrative expenses. The higher compensation-related expenses, which increased $29 million, included expenses from the acquired businesses. This increase was partially offset by lower amortization expense, which decreased $7 million.

Restructuring expenses increased $2 million in fiscal 2026, primarily due to higher severance expenses.

Operating income of $321 million during fiscal 2026 increased $73 million from the prior year, primarily due to higher gross profit, partially offset by higher SG&A expenses.

Year ended March 31, 2025 compared with year ended March 31, 2024
Climate Solutions net sales increased $333 million, or 30 percent, in fiscal 2025 compared with the prior year, primarily due to higher sales volume, including $240 million of higher sales from the Scott Springfield Manufacturing and Napps businesses, which we acquired in fiscal 2024. Compared with the prior year, sales of data center and HVAC technologies products increased $350 million and $50 million, respectively. The increase in sales of data center products includes sales from the acquired Scott Springfield Manufacturing business and organic sales growth to hyperscale and colocation customers. Sales of heat transfer solutions products decreased $67 million, largely due to lower sales of heat transfer coils for heat pumps and other commercial and residential applications, partially offset by commercial pricing settlements with heat pump customers in Europe.

Climate Solutions cost of sales increased $214 million, or 26 percent, in fiscal 2025, primarily due to higher sales volume, higher raw material costs, which increased $9 million, and, to a lesser extent, higher labor and inflationary costs. These increases were partially offset by lower warranty expense, which decreased $4 million, and improved operating efficiencies. As a percentage of sales, cost of sales decreased 210 basis points to 71.1 percent, primarily due to favorable sales mix and the favorable impact of commercial pricing settlements.

As a result of the higher sales and lower cost of sales as a percentage of sales, gross profit increased $119 million and gross margin improved 210 basis points to 28.9 percent.

Climate Solutions SG&A expenses increased $47 million compared with the prior year. As a percentage of sales, SG&A expenses increased 80 basis points. The increase in SG&A expenses includes higher compensation-related expenses, which increased $24 million, and $17 million of higher amortization expense related to acquired intangible assets.

Restructuring expenses increased $3 million in fiscal 2025, primarily due to higher severance expenses and costs related to transferring production and warehousing for certain product lines.

Operating income of $248 million during fiscal 2025 increased $69 million from the prior year, primarily due to higher gross profit, partially offset by higher SG&A expenses.

Performance Technologies

(in millions)	Years ended March 31,					
	2026		**2025**		**2024**	
	$'s	% of sales	$'s	% of sales	$'s	% of sales
Net sales	$ 1,132	100.0 %	$ 1,163	100.0 %	$ 1,321	100.0 %
Cost of sales	927	81.9 %	933	80.2 %	1,092	82.6 %
Gross profit	205	18.1 %	230	19.8 %	230	17.4 %
Selling, general and administrative expenses	79	7.0 %	102	8.8 %	106	8.0 %
Restructuring expenses	12	1.0 %	20	1.8 %	12	0.9 %
Impairment charge	4	0.4 %	—	—	—	—
Operating income	$ 110	9.7 %	$ 108	9.3 %	$ 112	8.5 %

Year ended March 31, 2026 compared with year ended March 31, 2025
Performance Technologies net sales decreased $31 million, or 3 percent, in fiscal 2026 compared with the prior year, primarily due to lower sales volume in North America, largely due to market weakness and our strategic exit from lower-margin business, and, to a lesser extent, the absence of sales tax credits recognized in Brazil during the prior year. These decreases were partially offset by a $25 million favorable impact of foreign currency exchanges rates and higher average selling prices. Compared with the same period in the prior year, sales of heavy-duty equipment and on-highway applications products decreased $13 million and $4 million, respectively.

Performance Technologies cost of sales decreased $6 million, or 1 percent, in fiscal 2026, primarily due to lower sales volume and, to a lesser extent, improved operating efficiencies. These drivers, which decreased cost of sales, were partially offset by higher raw material costs, which increased $10 million and included the impact of tariffs, and a $21 million unfavorable impact of foreign currency exchange rates. As a percentage of sales, cost of sales increased 170 basis points to 81.9 percent, primarily due to the higher raw material and tariff costs, partially offset by improved operating efficiencies and higher average selling prices.

As a result of the lower sales and higher cost of sales as a percentage of sales, gross profit decreased $25 million and margin declined 170 basis points to 18.1 percent.

Performance Technologies SG&A expenses decreased $23 million, or 23 percent, compared with the prior year. As a percentage of sales, SG&A expenses decreased 180 basis points. The decrease in SG&A expenses was primarily due to lower compensation-related expenses, which decreased approximately $26 million and included the benefits of previous restructuring actions.

Restructuring expenses during fiscal 2026 totaled $12 million, a decrease of $8 million compared with the prior year, primarily due to lower severance expenses, partially offset by higher costs related to transferring production for certain product lines.

During fiscal 2026, we recorded a $4 million non-cash impairment charge to reduce the carrying value of a technical service center and administrative support facility in Germany to estimated fair value, less costs to sell.

Operating income in fiscal 2026 increased $2 million to $110 million, primarily due to lower SG&A and restructuring expenses, partially offset by lower gross profit and the impairment charge recorded in the current year.

Year ended March 31, 2025 compared with year ended March 31, 2024
Performance Technologies net sales decreased $158 million, or 12 percent, in fiscal 2025 compared with the prior year, primarily due to lower sales volume, including a $54 million impact from the disposition of three automotive businesses in Germany during the third quarter of fiscal 2024, and a $17 million unfavorable impact of foreign currency exchange rates. These decreases were partially offset by higher average selling prices and, to a lesser extent, the recognition of sales tax credits in Brazil. Compared with the prior year, sales of on-highway applications and heavy-duty equipment products decreased $116 million and $41 million, respectively.

Performance Technologies cost of sales decreased $159 million, or 15 percent, in fiscal 2025, primarily due to lower sales volume and a $13 million favorable impact of foreign currency exchange rate changes. In addition, cost of sales was favorably impacted, to a lesser extent, by improved operating efficiencies and lower raw material costs, which decreased $9 million. These drivers, which decreased cost of sales, were partially offset by higher labor and inflationary costs. As a percentage of sales, cost of sales decreased 240 basis points to 80.2 percent, primarily due to higher average selling prices, improved operating efficiencies, lower material costs, and the favorable impact of sales tax credits recognized in Brazil, partially offset by higher labor and inflationary costs.

As a result of the lower sales and lower cost of sales as a percentage of sales, gross margin improved 240 basis points to 19.8 percent. Gross profit of $230 million was consistent compared with the prior year.

Performance Technologies SG&A expenses decreased $4 million, or 4 percent, compared with the prior year. As a percentage of sales, SG&A expenses increased 80 basis points. The decrease in SG&A expenses was primarily due to lower compensation-related expenses, which decreased $1 million, a $1 million favorable impact of foreign currency exchange rates, and decreases across other general and administrative expenses.

Restructuring expenses during fiscal 2025 totaled $20 million, an increase of $8 million compared with the prior year, primarily due to higher severance expenses in North America and product line transfer costs.

Operating income in fiscal 2025 decreased $4 million to $108 million, primarily due to higher restructuring expenses, partially offset by lower SG&A expenses.

Liquidity and Capital Resources

Our primary sources of liquidity are cash flow from operating activities, our cash and cash equivalents as of March 31, 2026 of $74 million, and available borrowing capacity of $391 million under our revolving credit facility. Given our extensive international operations, approximately $59 million of our cash and cash equivalents are held by our non-U.S. subsidiaries. Amounts held by non-U.S. subsidiaries are available for general corporate use; however, these funds may be subject to foreign withholding taxes if repatriated. We believe our sources of liquidity will provide sufficient cash flow to adequately cover our funding needs on both a short-term and long-term basis.

Our primary contractual obligations include debt and related interest payments, lease obligations, obligations for capital expenditures, and pension obligations. During fiscal 2026, we contributed $15 million to fully fund our primary U.S. pension plan and settled all future obligations under the pension plan through a combination of lump-sum payments to participants and the purchase of irrevocable annuity contracts. As a result, we recorded a non-cash pension termination charge of $116 million during fiscal 2026. As of March 31, 2026, our global pension liabilities totaled $12 million.

Operating activities

Net cash provided by operating activities in fiscal 2026 was $249 million, an increase of $36 million from $213 million in the prior year. This increase in operating cash flow was primarily due to higher operating earnings and the favorable impact of customer deposits received during fiscal 2026, partially offset by an increase in working capital, which decreased operating cash flow, as compared with the prior year. The Climate Solutions segment's Data Centers business is growing rapidly. We recently entered into a long-term capacity agreement with one of our data center customers, who made a $165 million up-front deposit intended to support our investments necessary to meet the planned sales volume. In addition, we have increased inventory levels to support the growing customer demand and higher sales have resulted in increased accounts receivable. The increases in inventory and accounts receivable were partially offset by increases in accounts payable, largely resulting from the higher inventory levels.

Net cash provided by operating activities in fiscal 2025 was $213 million, a decrease of $2 million from $215 million in the prior year. This decrease in operating cash flow was primarily due to unfavorable net changes in working capital, as compared with the same period in the prior year, partially offset by the favorable impact of higher operating earnings. The unfavorable changes in working capital include a decrease in customer deposits associated with sales contracts with long inventory lead times and higher payments for incentive compensation, as compared with the same period in the prior year. These unfavorable changes in working capital were partially offset by the favorable impact of lower inventory levels.

Investing activities

Capital expenditures
Capital expenditures of $143 million during fiscal 2026 increased $59 million compared with fiscal 2025, primarily due to higher capital spending in the Climate Solutions segment. Our capital spending in fiscal 2026 in the Climate Solutions and Performance Technologies segments totaled $113 million and $28 million, respectively. Capital spending in the Climate Solutions segment primarily includes investments to support expanding production capacity for data center products. Capital expenditures in the Performance Technologies segment include tooling and equipment purchases in conjunction with new and renewal programs with customers.

Acquisitions
During fiscal 2026, we made cash payments totaling $182 million to acquire L.B. White, Climate by Design, and AbsolutAire. During fiscal 2024, we made cash payments totaling $186 million to acquire Scott Springfield Manufacturing and Napps. In addition, we paid $12 million during fiscal 2024 to purchase intellectual property and related assets from TMGcore, Inc. These investments support our growth strategy by expanding our product portfolio and broadening our customer base in our Climate Solutions segment. See Note 2 of the Notes to Consolidated Financial Statements for additional information regarding acquisitions.

Financing activities

Debt
During fiscal 2026, borrowings on our credit facilities, net of repayments, totaled $79 million. We borrowed on our credit facilities to support our strategic growth initiatives, including our acquisitions of L.B. White and Climate by Design and the rapid expansion of our Data Centers business.

In July 2025, we executed an amended and restated credit agreement with a syndicate of banks that provides for a multi-currency $400 million revolving credit facility and a $200 million term loan facility maturing in July 2030. This credit agreement modified our then-existing revolving credit and term loan facilities, which would have matured in October 2027. We also amended the agreement governing our Senior Notes, to conform the applicable terms to those of the aforementioned amended and restated credit agreement. In December 2025, we further amended the credit agreement primarily to increase the borrowing capacity under the revolving credit facility by $150 million to $550 million.

Our credit agreements require us to maintain compliance with various covenants, including a leverage ratio covenant and an interest expense coverage ratio covenant, which are discussed further below. Indebtedness under our credit agreements is secured by liens on substantially all domestic assets, excluding real estate. These agreements further require compliance with various covenants that may limit our ability to incur additional indebtedness; grant liens; make investments, loans, or guarantees; engage in certain transactions with affiliates; or make restricted payments, including dividends. Also, the credit agreements may require prepayments in the event of certain asset sales. In connection with the pending transaction with Gentherm, we expect to receive $210 million immediately prior to transaction closing. Proceeds from this transaction are required to be applied towards the principal outstanding under our credit agreements.

The leverage ratio covenant within our primary credit agreements requires us to limit our consolidated indebtedness, less a portion of our cash balance, both as defined by the credit agreements, to no more than three and one-half times consolidated net earnings before interest, taxes, depreciation, amortization, and certain other adjustments ("Adjusted EBITDA"). We are also subject to an interest expense coverage ratio covenant, which requires us to maintain Adjusted EBITDA of at least three times consolidated interest expense.

As of March 31, 2026, we were in compliance with our debt covenants. We expect to remain in compliance with our debt covenants during fiscal 2027 and beyond.

Share repurchase program
During fiscal 2026, we did not purchase any shares under our share repurchase program. During fiscal 2025, we repurchased $18 million of our common stock under the program. As of March 31, 2026, we had $82 million of share repurchase authorization remaining under the repurchase program, which does not expire. Our decision whether and to what extent to repurchase additional shares depends on a number of factors, including business conditions, other cash priorities, and stock price.

Critical Accounting Policies

The following critical accounting policies reflect the more significant judgments and estimates used in preparing our consolidated financial statements. Application of these policies results in accounting estimates that have the greatest potential for a significant impact on our financial statements. The following discussion of these judgments and estimates is intended to supplement the significant accounting policies presented in Note 1 of the Notes to Consolidated Financial Statements. In addition, recently issued accounting pronouncements that either have or could materially impact our financial statements are disclosed in Note 1 of the Notes to Consolidated Financial Statements.

Revenue recognition

We recognize revenue based upon consideration specified in a contract and as we satisfy performance obligations by transferring control over our products to our customers, which may be at a point in time or over time. The majority of our revenue is recognized at a point in time, based upon shipment terms. A limited number of our customer contracts for highly-specified products provide an enforceable right to payment for performance completed to date. For these contracts, we recognize revenue over time based upon our estimated progress toward the satisfaction of the contract's performance obligations. We record an allowance for credit losses and we accrue for estimated warranty costs at the time of sale. We base these estimates upon historical experience, current business trends and economic conditions, and risks specific to the underlying accounts receivable or warranty claims.

Impairment of long-lived assets

We perform impairment evaluations of long-lived assets, including property, plant and equipment and intangible assets, whenever business conditions or events indicate that those assets may be impaired. We consider factors such as operating losses, declining financial outlooks and market conditions when evaluating the necessity for an impairment analysis. In the event the net asset values exceed undiscounted cash flows expected to be generated by the assets, we write down the assets to fair value and record an impairment charge. We estimate fair value in various ways depending on the nature of the underlying assets. Fair value is generally based upon appraised value, estimated salvage value, or selling prices under negotiation, as applicable.

The most significant long-lived assets we evaluated for impairment indicators were property, plant and equipment and intangible assets, which totaled $521 million and $197 million, respectively, at March 31, 2026. Within property, plant and equipment, the most significant assets evaluated are buildings and improvements and machinery and equipment. Our most significant intangible assets evaluated are customer relationships, trade names, and acquired technology, all of which are related to our Climate Solutions segment. We evaluate impairment at the lowest level of separately identifiable cash flows, which is generally at the manufacturing plant level. We monitor manufacturing plant financial performance to determine whether indicators exist that would require an impairment evaluation for the facility. This includes significant adverse changes in plant profitability metrics; substantial changes in the mix of customer products manufactured in the plant; changes in manufacturing strategy; and the shifting of programs to other facilities under a manufacturing realignment strategy. When such indicators are present, we perform an impairment evaluation.

During fiscal 2026, we recorded a non-cash impairment charge of $4 million related to technical service center and administrative support facility in Germany, which we expect to sell during fiscal 2027. See Note 2 of the Notes to Consolidated Financial Statements for additional information.

Impairment of goodwill

We perform goodwill impairment tests annually, as of the end of February, unless business events or other conditions exist that require a more frequent evaluation. We consider factors such as operating losses, declining financial and market outlooks, and market capitalization when evaluating the necessity for an interim impairment analysis. We test goodwill for impairment at a reporting unit level. Goodwill resulting from recent acquisitions generally represents the highest risk of impairment, which typically decreases as the businesses are integrated into the Company and positioned for future operating and financial performance. We test goodwill for impairment by comparing the fair value of each reporting unit with its carrying value. We determine the fair value of a reporting unit based upon the present value of estimated future cash flows. If the fair value of a reporting unit exceeds the carrying value of the reporting unit's net assets, goodwill is not impaired. However, if the carrying value of the reporting unit's net assets exceeds its fair value, we would conclude goodwill is impaired and would record an impairment charge equal to the amount that the reporting unit's carrying value exceeds its fair value.

Determining the fair value of a reporting unit involves judgment and the use of estimates and assumptions, which include assumptions regarding the revenue growth rates and operating profit margins used to calculate estimated future cash flows and risk-adjusted discount rates. We determine the expected future revenue growth rates and operating profit margins after consideration of our historical revenue growth rates and earnings levels, our assessment of future market potential and our expectations of future business performance. The discount rates used in determining discounted cash flows are rates corresponding to our cost of capital, adjusted for country- and business-specific risks where appropriate. While we believe the assumptions used in our goodwill impairment tests are appropriate and result in a reasonable estimate of the fair value of each reporting unit, future events or circumstances could have a potential negative effect on the estimated fair value of our reporting units. These events or circumstances include lower than forecasted revenues, market trends that fall below our current expectations, actions of key customers, increases in discount rates, and continued inflationary market conditions. We cannot predict the occurrence of certain events or changes in circumstances that might adversely affect the carrying value of goodwill.

At March 31, 2026, our goodwill totaled $292 million, all of which is related to our Climate Solutions segment. We conducted goodwill impairment tests as of February 28, 2026, by applying a fair value-based test and determined the fair value for each of our reporting units exceeded the respective book value. A 10 percent decrease in the estimated fair value of each reporting unit would not have resulted in a different conclusion.

Acquisitions

From time to time, we make strategic acquisitions that have a material impact on our consolidated results of operations or financial position. We allocate the purchase price of acquired businesses to the identifiable tangible and intangible assets acquired and liabilities assumed in the transaction based upon their estimated fair values as of the acquisition date. We determine the estimated fair values using information available to us and engage third-party valuation specialists when necessary. The estimates we use to determine the fair value of long-lived assets, such as intangible assets, can be complex and require significant judgments. While we use our best estimates and assumptions, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statement of operations. We also estimate the useful lives of intangible assets to determine the amount of amortization expense to record in future periods. We periodically review the estimated useful lives assigned to our intangible assets to determine whether such estimated useful lives continue to be appropriate. During fiscal 2026, we acquired L.B. White, Climate by Design, and AbsolutAire. See Note 2 of the Notes to Consolidated Financial Statements for additional information regarding these acquisitions.

Pension obligations

During fiscal 2026, we completed the termination of our primary U.S. pension plan. We contributed $15 million to fully fund the plan and settled all future obligations under the pension plan through a combination of lump-sum payments to participants and the purchase of irrevocable annuity contracts. As a result, we recorded a non-cash pension termination charge of $116 million during fiscal 2026.

At March 31, 2026, our global pension liabilities totaled $12 million. The majority of the pension liabilities relate to non-U.S. plans maintained in Germany and Italy. These plans are closed to new participants and are substantially unfunded. Our calculation of the expense and liabilities for our remaining pension plans is dependent upon various assumptions. The most significant assumptions include the discount rate, expected return on plan assets, and mortality rates. We base our selection of these assumptions on historical trends and economic and market conditions at the time of valuation. In accordance with U.S. GAAP, actual results that differ from these assumptions are accumulated and amortized over future periods. These differences impact future pension expense.

See Note 18 of the Notes to Consolidated Financial Statements for additional information.

Income taxes

We operate in numerous taxing jurisdictions; therefore, we are subject to regular examinations by federal, state and non-U.S. taxing authorities. Due to the application of complex and sometimes ambiguous tax laws and rulings in the jurisdictions in which we do business, there is an inherent level of uncertainty within our worldwide tax provisions. Despite our belief that our tax return positions are consistent with applicable tax laws, it is possible that taxing authorities could challenge certain positions.

Our deferred tax assets and liabilities reflect temporary differences between the amount of assets and liabilities for financial and tax reporting purposes. We adjust these amounts to reflect changes in tax rates expected to be in effect when the temporary differences reverse. We record a valuation allowance if we determine it is more likely than not that the net deferred tax assets in a particular jurisdiction will not be realized. This determination, which is made on a legal entity-by-legal entity basis, involves judgment and the use of estimates and assumptions, including expectations of future taxable income and tax planning strategies. We believe the assumptions that we used are appropriate and result in a reasonable determination regarding the future realizability of deferred tax assets. However, future events or circumstances, such as lower-than-expected taxable income or unfavorable changes in the financial outlook of our operations in certain jurisdictions, could cause us to record additional valuation allowances.

See Note 8 of the Notes to Consolidated Financial Statements for additional information regarding income taxes.

Loss reserves

We maintain liabilities and reserves for a number of loss exposures, including environmental remediation costs, product warranties, self-insurance costs, estimated credit losses associated with trade receivables, regulatory compliance matters, and litigation. Establishing loss reserves for these exposures requires the use of estimates and judgment to determine the risk exposure and ultimate potential liability. We estimate these reserve requirements by using consistent and suitable methodologies for the particular type of loss reserve being calculated. See Notes 15 and 20 of the Notes to Consolidated Financial Statements for additional information regarding product warranties and contingencies and litigation, respectively.

Forward-Looking Statements

This report, including, but not limited to, the discussion under Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, contains statements, including information about future financial performance, accompanied by phrases such as "believes," "estimates," "expects," "plans," "anticipates," "intends," and other similar "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995. Modine's actual results, performance or achievements may differ materially from those expressed or implied in these statements, because of certain risks and uncertainties, including, but not limited to, those described under "Risk Factors" in Item 1A. in Part I. of this report and identified in our other public filings with the U.S. Securities and Exchange Commission. Other risks and uncertainties include, but are not limited to, the following:

Market risks

- The impact of potential adverse developments or disruptions in the global economy and financial markets, including impacts related to geopolitical tensions and military conflicts, including the conflict between the U.S. and Iran, inflation, energy costs, government incentive or funding programs, supply chain challenges, logistical disruptions, including those related to sea, land or air freight, tariffs, sanctions and other trade issues or cross-border trade restrictions;

- The impact of other economic, social and political conditions, changes, challenges and unrest, particularly in the geographic, product and financial markets where we and our customers operate and compete, including foreign currency exchange rate fluctuations; changes in interest rates; recession and recovery therefrom; and the general uncertainties about the impact of statutory, regulatory and/or policy changes, including those related to tax and trade that have been or may be implemented in the U.S. or abroad;

- The impact of potential price increases associated with raw materials, including aluminum, copper, steel and stainless steel (nickel), and other purchased component inventory including, but not limited to, increases in the underlying material cost based upon the London Metal Exchange and related premiums or fabrication costs. These prices may be impacted by a variety of factors, including changes in trade laws and tariffs, the behavior of our suppliers and significant fluctuations in demand. This risk includes our ability to successfully manage our exposure and our ability to adjust product pricing in response to price increases, including through our quotation process or through contract provisions for prospective price adjustments, as well as the inherent lag in timing of such contract provisions;

- Our ability to be at the forefront of technological advances to differentiate ourselves from our competitors and provide innovative products and services to our customers, the impacts of any changes in or the adoption rate of technologies that we expect to drive sales growth, including those related to data center cooling, and the impacts of threats or changes to the market growth prospects for our customers;

- Our ability to mitigate increases in labor costs and labor shortages;

- The impact of public health threats on the national and global economy, our business, suppliers (and the supply chain), customers, and employees; and

- The impact of legislation, regulations, and government incentive programs, including those addressing climate change, on demand for our products and the markets we serve, including our ability to take advantage of opportunities to supply alternative new technologies to meet environmental and/or energy standards and objectives.

Operational risks

- The impact of problems, including logistic and transportation challenges, associated with suppliers meeting our quantity, quality, price and timing demands, and the overall health of our suppliers, including their ability and willingness to supply our volume demands if their production capacity becomes constrained;

- The overall health of and pricing pressure from our customers in light of economic and market-specific factors and the potential impact on us from any deterioration in the stability or performance of any of our major customers;

- Our ability to maintain current customer relationships and compete effectively for new business, including our ability to achieve profit margins acceptable to us by offsetting or otherwise addressing any cost increases associated with supply chain challenges and inflationary market conditions;

- The impact of product or manufacturing difficulties or operating inefficiencies, including any product or program launches, product transfer challenges and product warranty and liability claims;

- The impact of delays or modifications initiated by major customers with respect to product or program launches, product applications or requirements, or timing of construction or development projects that incorporate our products and services;

- Our ability to consistently structure our operations in order to develop and maintain a competitive cost base with appropriately skilled and stable labor, while also positioning ourselves geographically, so that we can continue to support our customers with the technical expertise and market-leading products they demand and expect from Modine;

- Our ability to effectively and efficiently manage our operations in response to sales volume changes, including maintaining adequate production capacity to meet demand in our growing businesses, particularly in our Data Centers business, while also completing restructuring activities and realizing the anticipated benefits thereof;

- Costs and other effects of the investigation and remediation of environmental contamination; including when related to the actions or inactions of others and/or facilities over which we have no control;

- Our ability to recruit and maintain talent, including personnel in managerial, leadership, operational and administrative functions;

- Our ability to protect our proprietary information and intellectual property from theft or attack by internal or external sources;

- The impact of a substantial disruption, including any prolonged service outage, or material breach of our information technology systems, and any related delays, problems or costs;

- Increasingly complex and restrictive laws and regulations and the costs associated with compliance therewith, including state and federal labor regulations, laws and regulations associated with being a U.S. public company, and other laws and regulations present in various jurisdictions in which we operate;

- Increasing emphasis by global regulatory bodies, customers, investors, and employees on environmental, social and corporate governance matters may impose additional costs on us, adversely affect our reputation, or expose us to new risks;

- Work stoppages or interference at our facilities or those of our major customers and/or suppliers; and

- The constant and increasing pressures associated with healthcare and associated insurance costs.

Strategic risks related to the pending Reverse Morris Trust transaction with Gentherm

- Our ability to complete the pending transaction on the terms or in the time frame expected by the parties, or at all;

- The occurrence of any event that could give rise to the termination of the pending transaction;

- Potential shareholder litigation in connection with the pending transaction or other litigation, settlements or investigations may affect the timing or occurrence of the pending transaction or result in significant costs of defense, indemnification and liability;

- Our ability to obtain the anticipated tax treatment of the pending transaction;

- Greater than expected difficulty in separating the businesses subject to the pending disposition from our other businesses; and

- Disruption of management time from ongoing business operations due to the pending transaction, or other effects of the pending transaction on our relationship with our employees, customers, suppliers, or other counterparties.

Strategic risks related to business growth and optimization

- Our ability to realize the sales growth and return on investments anticipated in our Data Centers business;

- Our ability to identify and execute on other organic growth opportunities and acquisitions, and to efficiently and successfully integrate acquired businesses;

- Our ability to successfully realize anticipated benefits, including improved profit margins and cash flow, from strategic initiatives and our continued application of 80/20 principles across our businesses; and

- Our ability to successfully exit portions of our business that do not align with our strategic plans. Business dispositions involve risks, including transaction-related and other costs, damage to or the loss of customer relationships, the diversion of management's attention from our other business concerns, and other effects of litigation, claims, or other obligations, including those that may be asserted against us in connection with disposed businesses.

Financial risks

- Our ability to fund our global liquidity requirements efficiently for our current operations and meet our long-term commitments in the event of disruption in or tightening of the credit markets or extended recessionary conditions in the global economy;

- The impact of increases in interest rates in relation to our variable-rate debt obligations;

- The impact of changes in federal, state or local tax regulations that could have the effect of increasing our income tax expense;

- Our ability to comply with the financial covenants in our credit agreements, including our leverage ratio (net debt divided by Adjusted EBITDA, as defined in our credit agreements) and our interest coverage ratio (Adjusted EBITDA divided by interest expense, as defined in our credit agreements);

- The potential unfavorable impact of foreign currency exchange rate fluctuations on our financial results; and

- Our ability to effectively realize the benefits of deferred tax assets in various jurisdictions in which we operate.

Forward-looking statements are as of the date of this report; we do not assume any obligation to update any forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

In the normal course of business, we are subject to market exposure from changes in foreign currency exchange rates, interest rates, commodity prices, credit risk and other market changes.

Foreign Currency Risk

We are subject to the risk of changes in foreign currency exchange rates due to our operations in foreign countries. We have manufacturing facilities in Brazil, Canada, China, India, Mexico, and throughout Europe. We also have joint ventures in China and South Korea. We sell and distribute products throughout the world and also purchase raw materials from suppliers in foreign countries. As a result, our financial results are affected by changes in foreign currency exchange rates and economic conditions in the foreign markets in which we do business. Whenever possible, we attempt to mitigate foreign currency risks on transactions with customers and suppliers in foreign countries by entering into contracts that are denominated in the functional currency of the entity engaging in the transaction. In addition, for certain transactions that are denominated in a currency other than the engaging entity's functional currency, we may enter into foreign currency derivative contracts to further manage our foreign currency risk. In fiscal 2026, we recorded a net gain of $1 million within our statement of operations related to foreign currency derivative contracts. In addition, our consolidated financial results are impacted by the translation of revenue and expenses in foreign currencies into U.S. dollars. These translation impacts are primarily affected by changes in exchange rates between the U.S. dollar and the euro, the British pound sterling, the Brazilian real, the Canadian dollar, and the Chinese yuan. In fiscal 2026, approximately 47 percent of our sales were generated in countries outside the U.S. A change in foreign currency exchange rates will positively or negatively affect our sales; however, this impact will be offset, usually to a large degree, with a corresponding effect on our cost of sales and other expenses. In fiscal 2026, changes in foreign currency exchange rates favorably impacted our sales by $63 million; however, the impact on our operating income was only $7 million. Foreign currency exchange rate risk can be estimated by measuring the impact of a near-term adverse movement of 10 percent in foreign currency exchange rates. If these rates were 10 percent higher or lower during fiscal 2026, there would not have been a material impact on our fiscal 2026 earnings.

We maintain intercompany loans that are subject to foreign currency exchange risk. From time to time, we enter into foreign currency derivative contracts to manage the associated currency exchange rate exposure. These derivative instruments are typically not accounted for as hedges, and accordingly, gains or losses on the derivatives are recorded in other income and expense in the consolidated statements of operations and typically offset the impact of foreign currency changes on the outstanding loans.

Interest Rate Risk

We seek to reduce the potential volatility of earnings that could arise from changes in interest rates. We generally utilize a mixture of debt maturities and both fixed-rate and variable-rate debt to manage exposure to changes in interest rates. Interest rates for our term loan and borrowings under our multi-currency revolving credit facility, including swingline borrowings, are variable and are currently based on either SOFR or EURIBOR, plus 125 to 175 basis points, depending on our leverage ratio. As a result, we are subject to risk of fluctuations in SOFR and EURIBOR and changes in our leverage ratio, which would affect the variable interest rate on our term loan and revolving credit facility and could create variability in interest expense.

As of March 31, 2026, our outstanding borrowings on the variable-rate term loan and the revolving credit facility totaled $195 million and $150 million, respectively. Based upon our outstanding debt with variable interest rates at March 31, 2026, a 100-basis point increase in interest rates would increase our annual interest expense in fiscal 2027 by approximately $3 million.

Commodity Price and Supply Risk

To produce the products we sell, we purchase raw materials and supplies including aluminum, copper, steel and stainless steel (nickel), brass, refrigerants, and gases such as natural gas, helium, and nitrogen. In addition, we also purchase components and parts that are integrated into our end products.

We seek to mitigate commodity price risk primarily by adjusting product pricing in response to price increases. Our contracts with certain customers contain provisions that provide for prospective price adjustments based upon changes in raw material prices. These prospective price adjustments generally lag behind the actual raw material price fluctuations by three months or longer, and the contract provisions are limited to the underlying material cost based upon a relevant pricing source, such as the London Metal Exchange, American Metal Market, or Platts index, and typically exclude additional cost elements, such as related metals premiums and fabrication. In instances where the risk is not covered contractually, we seek to adjust product pricing in response to price increases, including through our quotation process and through price list increases. Nevertheless, we are still subject to the risk of price increases on commodities, components, and other goods and services that we purchase.

We regularly engage with our suppliers to ensure availability of purchased commodities and components and, where possible, we incorporate contractual volume protections to guarantee required supply levels. We are subject to supply risk, particularly with respect to sourcing of raw materials including aluminum, copper, steel and stainless steel (nickel), and certain third-party parts and components required to make our products. In light of the rapid growth in the data center market, demand for certain components that we purchase to manufacture our data center products is currently outpacing supplier capacity. We began experiencing supply shortages in the fourth quarter of fiscal 2026. These component shortages are negatively impacting our production schedules and are tempering our planned production ramp-up for certain data center products. We are actively working with our supply chain, including qualifying new vendors, to mitigate the supply constraints. Overall, we are exposed to the risk that our suppliers may not be able or willing to meet our supply requirements in light of various factors, such as changes in trade laws and tariffs, sharp increases in customer demand, capacity constraints, financial instability, or other circumstances.

We also purchase parts from suppliers that use our tooling to create the parts. In most instances, and for financial reasons, we do not have duplicate tooling for the manufacture of the purchased parts. As a result, we are exposed to the risk of a supplier being unable to provide the quantity or quality of parts that we require. Even in situations where suppliers are manufacturing parts without the use of our tooling, we face the challenge of obtaining consistently high-quality parts from suppliers that are financially stable. We manage supplier risk by leveraging internal and third-party tools to identify and mitigate higher-risk supplier situations.

Credit Risk

Credit risk represents the possibility of loss from a customer failing to make payment according to contract terms. Our principal credit risk consists of outstanding trade accounts receivable. At March 31, 2026, 53 percent of our trade accounts receivable was concentrated with our top ten customers. These customers operate primarily in the data center cooling, commercial air conditioning and refrigeration, commercial vehicle, off-highway, and automotive and light vehicle markets and are influenced by similar market and general economic factors. In the past, credit losses from our customers have not been significant, nor have we experienced a significant increase in credit losses in connection with inflationary market conditions in recent years.

We manage credit risk through a focus on the following:

- *Cash and cash equivalents* – We maintain our cash and short-term deposits with financial institutions with reputable credit ratings;
- *Trade accounts receivable* – Prior to granting credit, we evaluate each customer, taking into consideration the customer's financial condition, payment experience and credit information. After credit is granted, we actively monitor the customer's financial condition and applicable business news; and
- *Insurance* – We monitor our insurance providers to ensure they maintain financial ratings that are acceptable to us. We have not identified any concerns in this regard based upon our reviews.

In addition, we are exposed to risks associated with price reduction pressures from our customers. If contractual price downs are unavoidable, we contemplate them in our overall strategy and adjust pricing as necessary to provide profit margins that are acceptable to us.

Economic and Market Risk

We operate in numerous countries and sell a broad range of thermal management solutions and products to customers operating in diverse markets, including data centers, commercial, industrial, and building HVAC&R, and commercial vehicle, off-highway, and automotive and light vehicle. Economic risk represents the possibility of loss resulting from economic instability in the U.S. or abroad.

We are currently monitoring economic and market risks related to geopolitical tensions and military conflicts, including the conflict between the U.S. and Iran, which could negatively impact or cause significant business disruptions in the global markets that we operate in. These conflicts and tensions could result in further increases to energy and fuel prices, shipping delays, and increased freight and manufacturing costs. We also encounter risks imposed by trade restrictions, including tariffs, embargoes, sanctions, and the like. There is currently uncertainty regarding future relationships between the U.S. and numerous other countries, including China, Canada, Mexico, and in Europe, with respect to trade policies and tariffs. We are working to minimize the impact of tariffs on our businesses. Where applicable, such efforts include renegotiating prices with suppliers, adjusting product pricing, and diversifying our supplier base.

We pursue new market opportunities after careful consideration of the potential associated risks and benefits. Successes in new markets are dependent upon our ability to commercialize our investments. Our investments in these areas are subject to the risks associated with technological success, customer and market acceptance, and our ability to meet the demands of our customers as these markets grow.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

MODINE MANUFACTURING COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended March 31, 2026, 2025 and 2024
(In millions, except per share amounts)

	2026	2025	2024
Net sales	$ 3,181.1	$ 2,583.5	$ 2,407.8
Cost of sales	2,450.0	1,939.7	1,882.2
Gross profit	731.1	643.8	525.6
Selling, general and administrative expenses	360.1	332.1	273.9
Restructuring expenses	20.6	28.2	15.0
Impairment charge	4.1	—	—
Loss (gain) on sale of assets	3.9	—	(4.0)
Operating income	342.4	283.5	240.7
Interest expense	(31.6)	(26.4)	(24.1)
Pension termination charge	(116.1)	—	—
Other expense – net	(8.2)	(3.1)	(2.0)
Earnings before income taxes	186.5	254.0	214.6
Provision for income taxes	(63.2)	(68.5)	(51.2)
Net earnings	123.3	185.5	163.4
Net earnings attributable to noncontrolling interest	(1.8)	(1.5)	(1.9)
Net earnings attributable to Modine	$ 121.5	$ 184.0	$ 161.5
Net earnings per share attributable to Modine shareholders:			
Basic	$ 2.30	$ 3.50	$ 3.08
Diluted	$ 2.26	$ 3.42	$ 3.03
Weighted-average shares outstanding:			
Basic	52.8	52.6	52.4
Diluted	53.8	53.9	53.4

The notes to consolidated financial statements are an integral part of these statements.

MODINE MANUFACTURING COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended March 31, 2026, 2025 and 2024
(In millions)

	2026	2025	2024
Net earnings	$ 123.3	$ 185.5	$ 163.4
Other comprehensive income (loss), net of income taxes:			
Foreign currency translation	36.1	(14.3)	(5.6)
Defined benefit plans	107.6	(3.1)	3.7
Cash flow hedges	0.8	(0.8)	(0.7)
Total other comprehensive income (loss)	144.5	(18.2)	(2.6)
Comprehensive income	267.8	167.3	160.8
Comprehensive income attributable to noncontrolling interest	(2.1)	(1.2)	(1.6)
Comprehensive income attributable to Modine	$ 265.7	$ 166.1	$ 159.2

The notes to consolidated financial statements are an integral part of these statements.

MODINE MANUFACTURING COMPANY
CONSOLIDATED BALANCE SHEETS
March 31, 2026 and 2025
(In millions, except per share amounts)

	2026	2025
ASSETS		
Cash and cash equivalents	$ 73.5	$ 71.6
Trade accounts receivable – net	731.0	478.9
Inventories	506.1	340.9
Other current assets	105.5	69.8
Total current assets	1,416.1	961.2
Property, plant and equipment – net	520.9	390.5
Intangible assets – net	197.0	146.7
Goodwill	292.1	233.9
Deferred income taxes	85.3	67.0
Other noncurrent assets	163.2	118.3
Total assets	$ 2,674.6	$ 1,917.6
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term debt	$ 7.5	$ 9.3
Long-term debt – current portion	43.9	44.8
Accounts payable	464.8	290.8
Accrued compensation and employee benefits	95.1	102.7
Other current liabilities	117.6	93.4
Total current liabilities	728.9	541.0
Long-term debt	384.9	296.7
Deferred income taxes	25.6	24.1
Pensions	11.4	29.4
Other noncurrent liabilities	321.0	108.2
Total liabilities	1,471.8	999.4
Commitments and contingencies (see Note 20)		
Shareholders' equity:		
Preferred stock, $0.025 par value, authorized 16.0 million shares, issued – none	—	—
Common stock, $0.625 par value, authorized 80.0 million shares, issued 57.0 million and 56.5 million shares	35.6	35.3
Additional paid-in capital	336.1	310.8
Retained earnings	964.5	843.0
Accumulated other comprehensive loss	(37.1)	(181.3)
Treasury stock, at cost, 4.2 million and 4.1 million shares	(104.6)	(97.6)
Total Modine shareholders' equity	1,194.5	910.2
Noncontrolling interest	8.3	8.0
Total equity	1,202.8	918.2
Total liabilities and equity	$ 2,674.6	$ 1,917.6

The notes to consolidated financial statements are an integral part of these statements.

MODINE MANUFACTURING COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended March 31, 2026, 2025 and 2024
(In millions)

	2026	2025	2024
Cash flows from operating activities:			
Net earnings	$ 123.3	$ 185.5	$ 163.4
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	79.7	77.7	56.1
Impairment charge	4.1	—	—
Loss (gain) on sale of assets	3.9	—	(4.0)
Pension termination charge	116.1	—	—
Stock-based compensation expense	22.1	26.4	10.8
Deferred income taxes	(39.1)	6.5	6.2
Other – net	7.0	6.9	6.1
Changes in operating assets and liabilities:			
Trade accounts receivable	(222.6)	(61.2)	(8.3)
Inventories	(125.1)	13.6	(17.3)
Accounts payable	151.1	10.5	(59.1)
Accrued compensation and employee benefits	(13.5)	1.6	15.2
Contract liabilities	159.0	(44.5)	58.3
Other assets	(2.9)	15.3	12.0
Other liabilities	(14.4)	(25.0)	(24.8)
Net cash provided by operating activities	248.7	213.3	214.6
Cash flows from investing activities:			
Expenditures for property, plant and equipment	(143.3)	(84.0)	(87.7)
Payments for business acquisitions, net of cash acquired	(182.4)	(3.4)	(186.2)
Purchase of technology and related assets (see Note 2)	—	—	(12.0)
Proceeds from (payments for) disposition of assets	0.8	0.8	(0.8)
Other – net	3.6	—	3.3
Net cash used for investing activities	(321.3)	(86.6)	(283.4)
Cash flows from financing activities:			
Borrowings of debt	829.6	414.5	332.5
Repayments of debt	(745.9)	(496.3)	(260.4)
(Repayments) borrowings on bank overdrafts – net	(5.0)	(0.7)	6.3
Purchases of treasury stock	(7.0)	(30.9)	(17.7)
Dividends paid to noncontrolling interest	(1.8)	(1.1)	(0.5)
Other – net	3.2	0.9	2.5
Net cash provided by (used for) financing activities	73.1	(113.6)	62.7
Effect of exchange rate changes on cash	1.3	(1.5)	(0.8)
Net increase (decrease) in cash, cash equivalents and restricted cash	1.8	11.6	(6.9)
Cash, cash equivalents and restricted cash – beginning of period	71.9	60.3	67.2
Cash, cash equivalents and restricted cash – end of period	$ 73.7	$ 71.9	$ 60.3

The notes to consolidated financial statements are an integral part of these statements.

MODINE MANUFACTURING COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended March 31, 2026, 2025 and 2024
(In millions)

	Common stock Shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock, at cost	Non-controlling interest	Total
Balance, March 31, 2023	55.4	$ 34.6	$ 270.8	$ 497.5	$ (161.1)	$ (49.0)	$ 6.8	$ 599.6
Net earnings	—	—	—	161.5	—	—	1.9	163.4
Other comprehensive loss	—	—	—	—	(2.3)	—	(0.3)	(2.6)
Stock options and awards	0.7	0.4	2.1	—	—	—	—	2.5
Purchases of treasury stock	—	—	—	—	—	(17.7)	—	(17.7)
Stock-based compensation expense	—	—	10.8	—	—	—	—	10.8
Dividend paid to noncontrolling interest	—	—	—	—	—	—	(0.5)	(0.5)
Balance, March 31, 2024	56.1	35.0	283.7	659.0	(163.4)	(66.7)	7.9	755.5
Net earnings	—	—	—	184.0	—	—	1.5	185.5
Other comprehensive loss	—	—	—	—	(17.9)	—	(0.3)	(18.2)
Stock options and awards	0.4	0.3	0.7	—	—	—	—	1.0
Purchases of treasury stock	—	—	—	—	—	(30.9)	—	(30.9)
Stock-based compensation expense	—	—	26.4	—	—	—	—	26.4
Dividend paid to noncontrolling interest	—	—	—	—	—	—	(1.1)	(1.1)
Balance, March 31, 2025	56.5	35.3	310.8	843.0	(181.3)	(97.6)	8.0	918.2
Net earnings	—	—	—	121.5	—	—	1.8	123.3
Other comprehensive income	—	—	—	—	144.2	—	0.3	144.5
Stock options and awards	0.5	0.3	3.2	—	—	—	—	3.5
Purchases of treasury stock	—	—	—	—	—	(7.0)	—	(7.0)
Stock-based compensation expense	—	—	22.1	—	—	—	—	22.1
Dividends paid to noncontrolling interest	—	—	—	—	—	—	(1.8)	(1.8)
Balance, March 31, 2026	57.0	$ 35.6	$ 336.1	$ 964.5	$ (37.1)	$ (104.6)	$ 8.3	$ 1,202.8

The notes to consolidated financial statements are an integral part of these statements.

MODINE MANUFACTURING COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions, except per share amounts)

Note 1: Significant Accounting Policies

Nature of operations
Modine Manufacturing Company ("Modine" or the "Company") specializes in providing innovative and environmentally responsible thermal management products and solutions to diversified global markets and customers in a wide array of commercial, industrial, and building heating, ventilating, air conditioning, and refrigeration ("HVAC&R") markets. In addition, the Company is a leading provider of engineered heat transfer systems and high-quality heat transfer components for use in on- and off-highway original equipment manufacturer ("OEM") vehicular applications. The Company's primary product groups include i) Data Centers; ii) Heat Transfer Solutions; iii) HVAC Technologies; iv) Heavy-Duty Equipment; and v) On-Highway Applications.

Basis of presentation
The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States. These principles require management to make certain estimates and assumptions in determining assets, liabilities, revenue, expenses and related disclosures. Actual amounts could differ materially from those estimates.

Consolidation principles
The consolidated financial statements include the accounts of Modine Manufacturing Company and its majority-owned or Modine-controlled subsidiaries. The Company eliminates intercompany transactions and balances in consolidation.

Revenue recognition
The Company recognizes revenue based upon consideration specified in a contract and as it satisfies performance obligations by transferring control over its products to its customers, which may be at a point in time or over time. The majority of the Company's revenue is recognized at a point in time, based upon shipment terms. See Note 3 for additional information.

Shipping and handling costs
The Company records shipping and handling costs incurred upon the shipment of products to its customers in cost of sales, and related amounts billed to these customers in net sales.

Warranty
The Company provides product warranties for specific product lines and accrues for estimated future warranty costs in the period in which the sale is recorded. The Company records warranty expense, within cost of sales, based upon historical and current claims data or based upon estimated future claims. Accrual balances, which are recorded within other current liabilities, are monitored and adjusted if it is probable that expected claims will differ from previous estimates. See Note 15 for additional information.

Tooling
The Company accounts for production tooling costs as a component of property, plant and equipment when it owns title to the tooling and amortizes the capitalized cost to cost of sales over the estimated life of the asset, which is generally three years. At March 31, 2026 and 2025, Company-owned tooling totaled $16.7 million and $18.2 million, respectively.

In certain instances, tooling is owned by the customer. At the time customer-owned tooling is completed and customer acceptance is obtained, the Company records tooling revenue and related production costs within net sales and cost of sales, respectively, in the consolidated statements of operations. If the customer has agreed to reimburse the Company, unbilled customer-owned tooling costs are recorded as a receivable within other current assets. No significant arrangements exist where customer-owned tooling costs were not accompanied by guaranteed reimbursement. At March 31, 2026 and 2025, customer-owned tooling receivables totaled $2.6 million and $6.9 million, respectively.

Stock-based compensation

The Company recognizes stock-based compensation using the fair value method. Accordingly, compensation expense for restricted stock, stock options and performance-based stock awards is calculated based upon the fair value of the instruments at the time of grant and is recognized as expense over the respective vesting periods. See Note 5 for additional information.

Research and development

The Company expenses research and development costs as incurred within selling, general and administrative ("SG&A") expenses. During fiscal 2026, 2025 and 2024, research and development costs totaled $29.3 million, $34.9 million, and $42.0 million, respectively.

Translation of foreign currencies

The Company translates assets and liabilities of foreign subsidiaries into U.S. dollars at the period-end exchange rates and translates income and expense items at the monthly average exchange rate for the period in which the transactions occur. The Company reports resulting translation adjustments within accumulated other comprehensive income (loss) within shareholders' equity. The Company includes foreign currency transaction gains or losses in the statement of operations within other income and expense.

Derivative instruments

The Company enters into derivative financial instruments from time to time to manage certain financial risks. The Company enters into forward contracts to reduce exposure to changing future purchase prices for aluminum and copper and into foreign currency exchange contracts to hedge specific foreign currency-denominated assets and liabilities as well as forecasted transactions. The Company designates certain derivative financial instruments as cash flow hedges for accounting purposes. These instruments are used to manage financial risks and are not speculative. See Note 19 for additional information.

Income taxes

The Company determines deferred tax assets and liabilities based upon the difference between the amounts reported in the financial statements and the tax basis of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company establishes a valuation allowance if it is more likely than not that a deferred tax asset, or portion thereof, will not be realized. The Company records the tax effects of global intangible low-taxed income ("GILTI") as a period expense in the applicable tax year. The Company uses the portfolio approach for releasing income tax effects from accumulated other comprehensive income (loss). See Note 8 for additional information.

Earnings per share

The Company calculates basic earnings per share based upon the weighted-average number of common shares outstanding during the period, while the calculation of diluted earnings per share includes the dilutive effect of potential common shares outstanding during the period. The calculation of diluted earnings per share excludes potential common shares if their inclusion would have an anti-dilutive effect. See Note 9 for additional information.

Cash and cash equivalents

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents.

(In millions, except per share amounts)

Trade accounts receivable

The Company records trade receivables at the invoiced amount. Trade receivables typically do not bear interest if paid according to the original terms. The Company maintains an allowance for credit losses, representing its estimate of expected losses associated with its trade accounts receivable. The Company bases its estimate using historical loss experience and considers the aging of the receivables and risks specific to customers where appropriate. At March 31, 2026 and 2025, the allowance for credit losses was $3.5 million and $1.8 million, respectively. The changes to the Company's allowance for credit losses during fiscal 2026 and 2025 were not material and primarily consisted of current-period provisions, write-offs charged against the allowance, recoveries collected, and foreign currency translation.

The Company enters into supply chain financing programs from time to time to sell accounts receivable, without recourse, to third-party financial institutions. Sales of accounts receivable are reflected as a reduction of accounts receivable on the consolidated balance sheets and the proceeds are included in cash flows from operating activities in the consolidated statements of cash flows. During fiscal 2026, 2025 and 2024, the Company sold $2.2 million, $7.9 million, and $130.2 million, respectively, of accounts receivable to accelerate cash receipts. During fiscal 2024, the Company recorded costs totaling $1.6 million related to selling accounts receivable in the consolidated statements of operations. During fiscal 2026 and 2025, costs related to selling accounts receivable were not significant.

Inventories

The Company values inventories using a first-in, first-out or weighted-average basis, at the lower of cost and net realizable value.

Property, plant and equipment

The Company records property, plant and equipment at cost. For financial reporting purposes, the Company computes depreciation using the straight-line method over the expected useful lives of the assets. The Company expenses maintenance and repair costs as incurred. The Company capitalizes costs of improvements. Upon the sale or other disposition of an asset, the Company removes the cost and related accumulated depreciation from the accounts and includes the gain or loss in the consolidated statements of operations. Capital expenditures of $33.6 million, $22.4 million, and $22.7 million were accrued within accounts payable at March 31, 2026, 2025 and 2024, respectively.

Leases

The Company's most significant leases represent leases of real estate, such as manufacturing facilities, warehouses, and office buildings. The Company also leases manufacturing and information technology equipment and vehicles. The Company recognizes right-of-use ("ROU") assets and lease liabilities at the lease commencement date, based upon the present value of lease payments over the lease term. See Note 16 for additional information.

Goodwill

The Company does not amortize goodwill; rather, it tests for impairment annually unless conditions exist that would require a more frequent evaluation. The Company performs an assessment of the fair value of its reporting units for goodwill impairment testing based upon, among other things, the present value of expected future cash flows. The Company performed its goodwill impairment tests as of February 28, 2026 and determined the fair value of each of its reporting units exceeded the respective book value. See Note 14 for additional information.

Impairment of long-lived assets

The Company evaluates held and used long-lived assets, including property, plant and equipment and intangible assets, for impairment whenever conditions or events indicate that those assets may be impaired. The Company considers factors such as operating losses, declining financial outlooks and market conditions when evaluating the need for an impairment analysis. In the event an impairment indicator is identified, the Company compares the undiscounted future cash flows expected to be generated by the assets with their carrying value. If the net asset values exceed expected future cash flows, the Company writes down the assets to fair value and records an impairment charge. The Company estimates fair value in various ways depending on the nature of the underlying assets. Fair value is generally based upon appraised value, estimated salvage value, or selling prices under negotiation, as applicable.

(In millions, except per share amounts)

Assets held for sale

The Company classifies an asset as held for sale when (i) management approves and commits to a formal plan to actively market the asset for sale at a reasonable price in relation to its fair value; (ii) the asset is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the sale have been initiated; (iv) the sale of the asset is expected to be completed within one year; and (v) it is unlikely that significant changes will be made to the plan. Upon classification as held for sale, the Company records the carrying value of the asset at the lower of its carrying value or its estimated fair value, less costs to sell. In addition, the Company ceases to record depreciation for assets held for sale. In fiscal 2026, the Company recorded a non-cash impairment charge of $4.1 million related to assets held for sale. See Note 2 for additional information.

Deferred compensation trusts

The Company maintains deferred compensation trusts to fund future obligations under its non-qualified deferred compensation plans. The trusts' investments in third-party debt and equity securities are presented within other noncurrent assets in the consolidated balance sheets. The deferred compensation obligations are recorded within other noncurrent liabilities in the consolidated balance sheets.

Self-insurance reserves

The Company retains a portion of the financial risk for certain insurance coverage, including property, general liability, workers compensation, and employee healthcare, and therefore maintains reserves that estimate the impact of unreported and under-reported claims that fall below stop-loss limits and deductibles under its insurance policies. The Company maintains reserves for the estimated settlement cost of known claims, as well as estimates of incurred but not reported claims. The Company charges costs of claims, including the impact of changes in reserves due to claim experience and severity, to cost of sales or SG&A expenses. The Company reviews and updates the amount of its insurance-related reserves on a quarterly basis.

Environmental liabilities

The Company records liabilities for environmental assessments and remediation activities in the period in which its responsibility is probable and the costs can be reasonably estimated. The Company records environmental indemnification assets from third parties, including prior owners, when recovery is probable. To the extent that the required remediation procedures change, or additional contamination is identified, the Company's estimated environmental liabilities may also change. See Note 20 for additional information.

Supplier finance programs

The Company facilitates a voluntary supplier finance program through a financial institution that allows certain suppliers in the U.S. and Europe to request early payment for invoices, at a discount, from the financial institution. The Company or the financial institution may terminate the supplier finance program upon 90 days' notice. The Company's obligations to its suppliers, including amounts due and payment terms, are consistent, irrespective of whether a supplier participates in the program. The Company is not party to the arrangements between the participating suppliers and the financial institution. Under this program, the Company confirms the validity of supplier invoices to the financial institution and remits payments to it based on the original payment terms, which typically range from 60 to 120 days. The outstanding obligations under this program are included within accounts payable in the consolidated balance sheets.

The following table presents a roll forward of the Company's obligations associated with its supplier finance program.

	Years ended March 31,	
	2026	**2025**
Obligations outstanding – beginning of period	$ 15.5	$ 23.6
Invoices submitted	115.6	102.2
Invoices paid	(109.5)	(110.3)
Obligations outstanding – end of period	$ 21.6	$ 15.5

(In millions, except per share amounts)

New accounting guidance

Disaggregation of Income Statement Expenses
In November 2024, the FASB issued new guidance that will require additional disclosure regarding the nature of expenses presented within expense captions on the consolidated statements of operations and selling expenses. The new disclosure requirements will become effective for the Company's fiscal 2028 annual financial statements. The Company is currently evaluating the new disclosures, but does not expect the guidance will have a material impact on its consolidated financial statements.

Note 2: Acquisitions and Dispositions

The Company accounts for acquired businesses using the acquisition method and records assets acquired and liabilities assumed at their respective fair values. The excess of the purchase price over the allocated amount is recorded as goodwill.

Fiscal 2026 Acquisitions
The Company acquired three businesses during fiscal 2026: AbsolutAire, Inc. ("AbsolutAire"), LBW Holding Corp. ("L.B. White"), and Climate by Design International ("Climate by Design"). Since the date of each acquisition, the Company has reported the financial results of these businesses within the Climate Solutions segment. During fiscal 2026, the operating results for the acquired companies were not material. The Company has not presented supplemental pro forma financial information for these acquisitions since they are not material, individually or in the aggregate, to the Company's consolidated financial statements.

AbsolutAire
On April 1, 2025, the Company acquired substantially all of the net operating assets of AbsolutAire for consideration totaling $11.3 million. AbsolutAire is a Michigan-based manufacturer of direct-fired heating, ventilation, and make-up air systems. This acquisition supports the Company's growth strategy by expanding its heating and indoor air quality product portfolios and also broadens its customer base in the commercial, industrial, food service, and warehousing sectors. During fiscal 2026, the Company included net sales of $24.8 million within its consolidated statement of operations attributable to AbsolutAire.

The Company's allocation of the purchase price for its acquisition of AbsolutAire was as follows:

Trade accounts receivable	$ 3.4
Inventories	3.9
Property, plant and equipment	2.8
Intangible assets	2.2
Goodwill	1.1
Accounts payable	(1.2)
Accrued compensation and employee benefits	(0.4)
Other liabilities	(0.5)
Purchase price	$ 11.3

(In millions, except per share amounts)

The Company recorded $2.2 million of intangible assets, including customer relationship and trade name assets. The Company is amortizing the acquired intangible assets using a weighted-average life of approximately eleven years. The Company allocated the excess of the purchase price over the net assets recognized to goodwill in the amount of $1.1 million, which is expected to be deductible for income tax purposes.

L.B. White

On May 31, 2025, the Company acquired all of the issued and outstanding shares of L.B. White for consideration totaling $110.5 million ($107.7 million net of cash acquired). The Company primarily utilized its revolving credit facility to fund the purchase price.

Headquartered in Wisconsin, with additional manufacturing and distribution operations in Georgia, L.B. White is a leading provider of specialty heating solutions, including direct-fired forced air, radiant, indirect-fired, and electric heating solutions, for the agriculture, construction, and special event industries. L.B. White holds a leading position in the swine and poultry agricultural heating markets in North America and is a market leader in portables heating. This acquisition expands the Company's product portfolio and also broadens its network into adjacent heating markets. During fiscal 2026, the Company included net sales of $63.8 million within its consolidated statement of operations attributable to L.B. White.

The Company's allocation of the purchase price for its acquisition of L.B. White was as follows:

Cash and cash equivalents	$	2.8
Trade accounts receivable		10.2
Inventories		17.1
Property, plant and equipment		15.9
Intangible assets		50.1
Goodwill		27.1
Other assets		1.0
Accounts payable		(1.8)
Accrued compensation and employee benefits		(1.9)
Deferred income taxes		(8.3)
Other liabilities		(1.7)
Purchase price	$	110.5

The Company engaged third-party valuation specialists to assist in estimating the fair value of assets acquired. The third-party valuations utilized assumptions developed by management and other information compiled by management, including, but not limited to, future expected cash flows. The Company allocated the excess of the purchase price over the net assets recognized to goodwill in the amount of $27.1 million, none of which is expected to be deductible for income tax purposes. Goodwill represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The goodwill recorded as part of the acquisition includes L.B. White's workforce and anticipated future revenue and cost synergies.

Below is a summary of the methodologies and significant assumptions used within the third-party valuations for estimating the fair value of certain classes of acquired assets. The fair values were primarily based upon significant inputs that are not observable in the market and thus represent Level 3 measurements. See Note 4 for information regarding Level 3 fair value measurements.

Inventories: The Company determined the fair value of acquired work-in-process and finished goods inventory using both the comparative sales and cost of reproduction valuation methods. For raw materials acquired, the Company estimated the cost of replacement. In total, the Company wrote-up acquired inventory by $1.0 million and charged it to cost of sales during fiscal 2026 as the underlying inventory was sold.

(In millions, except per share amounts)

Property, plant and equipment: The Company valued the land and facilities acquired using the cost approach. The cost approach included consideration of recent sales of comparable land parcels and estimated replacement costs for structures and site improvements, adjusting such values for estimated depreciation as of the acquisition date. The cost approach relies on assumptions regarding replacement costs and the age and estimated remaining useful lives of the assets. For personal property, which primarily consists of machinery and equipment assets, the Company utilized the market valuation approach that considers values for similar assets on secondary equipment markets. The fair value of property, plant and equipment will be recognized as depreciation expense in the Company's results of operations over the expected remaining useful lives of the assets.

Intangible assets: The Company determined the fair value of acquired intangible assets by using variations of the income approach. These methods generally forecast expected future net cash flows associated with each of the identified intangible assets and adjust the forecasts to present value by applying a discount rate intended to reflect risk factors associated with the cash flows and the time value of money. Acquired intangible assets were as follows:

	Gross Carrying Value	Weighted-Average Useful Life
Customer relationships	$ 38.5	14 years
Trade name	11.6	20 years
Total intangible assets acquired	$ 50.1	

Customer relationships represent the estimated fair value of L.B. White's business relationships with existing customers, the majority of which are dealers and/or distributors in the agriculture and portable heating markets. The fair value of customer relationships was determined using the multi-period excess earnings method, in which the value is derived by projecting the future anticipated after-tax cash flows attributable to the customer relationships. Key inputs used in the valuation included future revenue growth rates, customer attrition rates, and discount rates.

The Company determined the estimated fair value of the acquired L.B. White trade name using the relief-from-royalty method, which applies an assumed royalty rate to revenue expected to be derived under the acquired trade name. The fair value was estimated to be the present value of the royalties saved because the Company owns the trade name.

Climate by Design

On July 1, 2025, the Company acquired Climate by Design for $64.4 million ($63.4 million net of cash acquired). The Company primarily utilized its revolving credit facility to fund the purchase price.

Based in Minnesota, Climate by Design specializes in desiccant dehumidification technology and critical process air handlers. This acquisition supports the Company's growth strategy by expanding its commercial indoor air quality product portfolio. During fiscal 2026, the Company included $30.5 million of net sales within its consolidated statement of operations attributable to Climate by Design.

(In millions, except per share amounts)

The Company's allocation of the purchase price for its acquisition of Climate by Design was as follows:

Cash and cash equivalents	$ 1.0
Trade accounts receivable	7.3
Inventories	10.1
Property, plant and equipment	10.5
Intangible assets	15.0
Goodwill	23.6
Other assets	10.4
Accounts payable	(1.8)
Accrued compensation and employee benefits	(1.0)
Other liabilities	(10.7)
Purchase price	$ 64.4

The Company engaged third-party valuation specialists to assist in estimating the fair value of assets acquired. The third-party valuations utilized assumptions developed by management and other information compiled by management, including, but not limited to, future expected cash flows. The Company allocated the excess of the purchase price over the net assets recognized to goodwill in the amount of $23.6 million. Goodwill represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The goodwill recorded as part of the acquisition includes Climate by Design's workforce and anticipated future revenue and cost synergies. Goodwill is expected to be deductible for income tax purposes.

Below is a summary of the methodologies and significant assumptions used within the third-party valuations for estimating the fair value of certain classes of acquired assets. The fair values were primarily based upon significant inputs that are not observable in the market and thus represent Level 3 measurements. See Note 4 for information regarding Level 3 fair value measurements.

Inventories: The Company estimated the fair value of acquired work-in-process and finished goods inventory using both the comparative sales and cost of reproduction valuation methods. For raw materials acquired, the Company estimated the cost of replacement. The Company wrote-up acquired inventory by $0.3 million. The Company charged the write-up to cost of sales during fiscal 2026 as the underlying inventory was sold.

Intangible assets: The Company estimated the fair value of acquired intangible assets by using variations of the income approach. These methods generally forecast expected future net cash flows associated with each of the identified intangible assets and adjust the forecasts to present value by applying a discount rate intended to reflect risk factors associated with the cash flows and the time value of money. Acquired intangible assets were as follows:

	Gross Carrying Value	**Weighted-Average Useful Life**
Customer relationships	$ 8.3	10 years
Acquired technology	3.5	10 years
Trade name	3.2	10 years
Total intangible assets acquired	$ 15.0	

Customer relationships represent the estimated fair value of Climate by Design's business relationships with existing customers. The fair value of customer relationships was estimated using the multi-period excess earnings method, in which the value is derived by projecting the future anticipated after-tax cash flows attributable to the customer relationships. Key inputs used in the valuation included future revenue growth rates, customer attrition rates, and discount rates.

(In millions, except per share amounts)

The Company estimated the fair value of the acquired Climate by Design technology using the relief-from-royalty method, considering estimated royalties that would hypothetically be paid to use the technology.

The Company estimated the fair value of the acquired Climate by Design trade name using the relief-from-royalty method, which applies an assumed royalty rate to revenue expected to be derived under the acquired trade name. The fair value was estimated to be the present value of the royalties saved because the Company owns the trade name.

Fiscal 2024 Acquisitions
The Company acquired the Scott Springfield Mfg. Inc. ("Scott Springfield Manufacturing") and Napps Technology Corporation ("Napps") businesses during fiscal 2024. In addition, the Company purchased intellectual property and related assets from TMGcore, Inc.

Scott Springfield Manufacturing
On March 1, 2024, the Company acquired all of the issued and outstanding shares in the capital of Scott Springfield Manufacturing for consideration totaling $184.1 million. Upon finalization of the working capital adjustment during fiscal 2025, the Company paid an additional $2.4 million to the seller. Based in Calgary, Canada, Scott Springfield Manufacturing is a leading manufacturer of air handling units to customers in the data center, telecommunications, healthcare, and aerospace markets. This acquisition expanded the Company's product offerings and customer base in the high-growth data center and indoor air quality markets in the U.S. and Canada. Since the date of the acquisition, the Company has reported the financial results of the Scott Springfield Manufacturing business within the Climate Solutions segment.

Napps
On July 1, 2023, the Company acquired substantially all of the net operating assets of Napps, a Texas-based manufacturer of air- and water-cooled chillers, condensing units and heat pumps, for consideration totaling $5.8 million. The Company paid $4.8 million during fiscal 2024 and paid the remaining $1.0 million to the seller during fiscal 2025. The Company has reported the financial results of the Napps business within the Climate Solutions segment since the date of the acquisition.

TMGcore, Inc. intellectual property
In January 2024, the Company purchased intellectual property and other related assets from TMGcore, Inc., a specialist in single- and two-phase liquid immersion cooling technology for data centers for $12.0 million.

Dispositions
During fiscal 2022, the Company sold its Austrian automotive business. To facilitate the closing of this sale, the Company provided the buyer with a loan facility. During the fourth quarter of fiscal 2026, the Company and the buyer settled the loan facility for less than the principal balance outstanding. As a result, the Company recorded a loss of $3.9 million during fiscal 2026 to write-off the remaining loan receivable. The Company has reported this loss within the loss on sale of assets line on its consolidated statement of operations.

In October 2023, the Company sold three automotive businesses based in Germany (the "disposal group") to affiliates of Regent, L.P. As a result of the sale, the Company recorded a $4.0 million gain on sale during fiscal 2024, primarily driven by the net liability position of the disposal group at the time of sale. In addition, the gain on sale included the write-off of $0.6 million of net actuarial gains related to the disposal group's pension plans. The Company reported the $4.0 million gain on the gain on sale of assets line within the consolidated statement of operations. Prior to the disposition, the Company reported the financial results of the disposal group within the Performance Technologies segment. Net sales of the disposal group included within the Company's consolidated statement of operations for fiscal 2024 totaled $54.2 million.

(In millions, except per share amounts)

Pending Reverse Morris Trust transaction

In January 2026, the Company and Gentherm Incorporated ("Gentherm") announced that they had entered into definitive agreements whereby the Company will spin-off and simultaneously combine its Performance Technologies segment businesses with Gentherm in a Reverse Morris Trust transaction. Gentherm, a Michigan-based corporation, is a global leader of innovative thermal management and pneumatic comfort technologies. The transaction is intended to establish Gentherm as a scaled leader in thermal management. The Company will retain its Climate Solutions segment businesses, creating a pure-play climate solutions company focused on the data center and commercial HVAC&R markets.

Under the terms of the agreements, at the time of the spin-off of its Performance Technologies segment businesses, the Company's shareholders will receive newly-issued Gentherm stock, representing ownership of approximately 40 percent of the combined company. In addition, immediately prior to transaction closing, the Company is to receive cash proceeds of $210.0 million, subject to adjustment. Based upon the Gentherm stock price, the transaction was valued at approximately $1.0 billion when the Company entered into the agreement. The Company anticipates this transaction will close by the end of calendar 2026, subject to approval by Gentherm's shareholders and other closing conditions, including regulatory approvals. Under the Reverse Morris Trust structure, the transaction is intended to be generally tax-free for U.S. federal income tax purposes for the Company and its shareholders.

Since the pending spin-off does not constitute a sale under U.S. GAAP, the Company has not classified the assets and liabilities of its Performance Technologies segment as held for sale on its March 31, 2026 consolidated balance sheet. However, the Company expects to classify the Performance Technologies segment as a discontinued operation starting in the period the transaction is completed.

Pending sale of facilities in Germany

In fiscal 2025, the Company signed a definitive agreement to sell its technical service center and administrative support facility in Germany to a real estate investment firm. The Company closed the technical service center earlier in fiscal 2025 and reduced headcount in light of the sale of three automotive businesses in Germany during fiscal 2024. During fiscal 2026 and based upon a lower expected selling price of approximately $5.0 million in light of market and other transaction-specific factors, the Company estimated an implied loss in excess of the building and related assets' carrying value. As a result, the Company recorded a non-cash impairment charge of $4.1 million during fiscal 2026. As of March 31, 2026 and 2025, the Company classified $4.6 million and $8.2 million, respectively, of building and related assets as held for sale and presented them within other current assets on its consolidated balance sheets. The Company expects the sale transaction will close during fiscal 2027.

Note 3: Revenue Recognition

The Company sells thermal management products and solutions in a wide array of commercial, industrial, and building HVAC&R markets. In addition, the Company sells engineered heat transfer systems and high-quality heat transfer components for use in on- and off-highway original OEM vehicular applications. The Company recognizes revenue based upon consideration specified in a contract and as it satisfies performance obligations by transferring control over its products to its customers, which may be at a point in time or over time. As the majority of the underlying sales contracts for its highly-specified products do not provide the Company with an enforceable right to payment for performance completed to date in the event of cancellation, the Company recognizes the majority of its revenue at a point in time, based upon shipment terms. For the limited number of customer contracts that provide an enforceable right to payment for performance completed to date, the Company recognizes revenue over time based upon its estimated progress toward satisfaction of the performance obligations.

The Company records an allowance for credit losses and accrues for estimated warranty costs at the time of sale. These estimates are based upon historical experience, current business trends, and current economic conditions. The Company accounts for shipping and handling activities as fulfillment costs rather than separate performance obligations and records shipping and handling costs in cost of sales and related amounts billed to customers in net sales. The Company establishes payment terms with its customers based upon industry and regional practices, which typically do not exceed 90 days. As the Company expects to receive payment from its customers within one year from the time of sale, it disregards the effects of the time value of money in its determination of the transaction price. The Company has not disclosed the value of unsatisfied performance obligations because the revenue associated with customer contracts for which the original expected performance period is greater than one year is not material.

The following is a description of the Company's principal revenue-generating activities:

Climate Solutions
The Climate Solutions segment provides energy-efficient, climate-controlled solutions and components for a wide array of applications. The Climate Solutions segment has aligned its teams around three product groups: i) Data Centers, ii) Heat Transfer Solutions and iii) HVAC Technologies. The Data Centers business provides sustainable cooling solutions for data center customers. Data center products include chillers, dry coolers, precision air handling units, computer room air conditioning and air handler units, fan walls, rear-door heat exchangers, coolant distribution units ("CDU") and immersion solutions. The Heat Transfer Solutions business provides heat exchanger coils, anti-corrosion coating products, commercial and industrial refrigeration products and power generation and transmission cooling solutions. The HVAC Technologies business provides a wide array of commercial and residential heating products, including unit heaters, roof-mounted makeup air units, duct furnaces, infrared units, and perimeter heating products. In addition, the HVAC Technologies business sells indoor air quality products for schools and commercial applications.

For the majority of its sales, individual customer purchase orders represent the Climate Solutions segment's contract with its customers and the segment recognizes revenue when it transfers control over its products to its customers, based upon shipment terms. Heating products are largely sold to independent distributors in the U.S., who in turn market the heating products to end customers. The Climate Solutions segment recognizes coatings product sales over-time, since the customers control the equipment being enhanced by the coating application. In addition, for sales to customers whose contract cancellation terms provide an enforceable right to payment for customized products and solutions, the Climate Solutions segment recognizes revenue over time based upon its estimated progress toward satisfaction of the performance obligations.

Performance Technologies
The Performance Technologies segment has aligned its teams around two product groups: i) Heavy-Duty Equipment and ii) On-Highway Applications. The Heavy-Duty Equipment business provides heat exchangers and cooling modules for off-highway markets, including agricultural and construction. In addition, the Heavy-Duty Equipment business sells cooling module generator sets that provide mission-critical stationary power. The On-Highway Applications business provides heat exchangers and cooling systems for commercial vehicle, automotive, bus and specialty vehicle customers. In addition to products for traditional powertrains, the On-Highway Applications business provides products and solutions for zero-emission and hybrid vehicles.

While the Performance Technologies segment provides customized production and service parts to customers under multi-year agreements, these agreements typically do not contain contractually-guaranteed volumes to be purchased by the customer. As a result, individual purchase orders typically represent the quantities ordered by the customer. With the exception of a small number of customers, the terms within the customer agreement, purchase order, or customer-owned tooling contract do not provide the Company with an enforceable right to payment for performance completed to date. As a result, the Performance Technologies segment recognizes revenue primarily at the time control is transferred to the customer based upon shipping terms, which is generally upon shipment.

MODINE MANUFACTURING COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions, except per share amounts)

Disaggregation of revenue

The tables below present revenue for each of the Company's operating segments, Climate Solutions and Performance Technologies. Each segment's revenue is disaggregated by product group and by geographic location.

Effective April 1, 2025, and in connection with the Company's strategic transformation and application of 80/20 principles, the Company realigned its segment teams around five market-based product groups, as summarized above. Accordingly, the disaggregated revenue information presented in the tables below reflect the current product group structure. The fiscal 2025 and 2024 information has been recast to be comparable with the fiscal 2026 presentation.

	Year ended March 31, 2026		
	Climate Solutions	Performance Technologies	Segment Total
Product groups:			
Data Centers	$ 1,112.1	$ —	$ 1,112.1
Heat Transfer Solutions	584.1	—	584.1
HVAC Technologies	359.2	—	359.2
Heavy-Duty Equipment	—	409.3	409.3
On-Highway Applications	—	716.4	716.4
Inter-segment sales	6.9	6.1	13.0
Net sales	$ 2,062.3	$ 1,131.8	$ 3,194.1
Geographic location:			
Americas	$ 1,535.5	$ 593.8	$ 2,129.3
Europe	501.4	336.8	838.2
Asia	25.4	201.2	226.6
Net sales	$ 2,062.3	$ 1,131.8	$ 3,194.1

	Year ended March 31, 2025		
	Climate Solutions	Performance Technologies	Segment Total
Product groups:			
Data Centers	$ 644.2	$ —	$ 644.2
Heat Transfer Solutions	539.4	—	539.4
HVAC Technologies	257.0	—	257.0
Heavy-Duty Equipment	—	422.1	422.1
On-Highway Applications	—	720.8	720.8
Inter-segment sales	0.2	20.6	20.8
Net sales	$ 1,440.8	$ 1,163.5	$ 2,604.3
Geographic location:			
Americas	$ 997.8	$ 695.6	$ 1,693.4
Europe	415.8	295.9	711.7
Asia	27.2	172.0	199.2
Net sales	$ 1,440.8	$ 1,163.5	$ 2,604.3

(In millions, except per share amounts)

	Year ended March 31, 2024		
	Climate Solutions	Performance Technologies	Segment Total
Product groups:			
Data Centers	$ 294.2	$ —	$ 294.2
Heat Transfer Solutions	606.4	—	606.4
HVAC Technologies	207.5	—	207.5
Heavy-Duty Equipment	—	463.3	463.3
On-Highway Applications	—	836.4	836.4
Inter-segment sales	—	21.6	21.6
Net sales	$ 1,108.1	$ 1,321.3	$ 2,429.4
Geographic location:			
Americas	$ 649.0	$ 721.0	$ 1,370.0
Europe	432.7	406.8	839.5
Asia	26.4	193.5	219.9
Net sales	$ 1,108.1	$ 1,321.3	$ 2,429.4

Contract balances

Contract assets and contract liabilities from contracts with customers were as follows:

	March 31, 2026	March 31, 2025
Contract assets	$ 43.6	$ 13.3
Contract liabilities	194.5	35.1

Contract assets, included within other current assets in the consolidated balance sheets, primarily consist of assets recorded for revenue recognized over time, which represent the Company's rights to consideration for work completed but not yet billed, and capitalized costs related to customer-owned tooling contracts, wherein the customer has guaranteed reimbursement. The $30.3 million increase in contract assets during fiscal 2026 primarily resulted from an increase in contract assets for revenue recognized over time, partially offset by a decrease in capitalized costs related to the Company's fulfillment of its performance obligations.

Contract liabilities primarily consist of customer deposits. During March 2026, the Company entered into a long-term capacity agreement with one of its strategic data center customers. In connection with this agreement, the Company received a $165.0 million up-front deposit from the customer to support the Company's investments necessary to meet the planned sales volume. In addition, the contract liabilities include payments received in advance of satisfying performance obligations under customer contracts, including contracts for data center products and customer-owned tooling. The $159.4 million increase in contract liabilities during fiscal 2026 primarily resulted from the aforementioned up-front deposit to support production capacity expansion. Contract liabilities are included within other current and noncurrent liabilities on the Company's consolidated balance sheets. As of March 31, 2026, contract liabilities included within other current and noncurrent liabilities totaled $23.9 million and $170.6 million, respectively. As of March 31, 2025, contract liabilities included within other current and noncurrent liabilities totaled $33.2 million and $1.9 million, respectively.

MODINE MANUFACTURING COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions, except per share amounts)

Note 4: Fair Value Measurements

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Fair value measurements are classified under the following hierarchy:

- Level 1 – Quoted prices for identical instruments in active markets.
- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.
- Level 3 – Model-derived valuations in which one or more significant inputs are not observable.

When available, the Company uses quoted market prices to determine fair value and classifies such measurements as Level 1. In some cases, where market prices are not available, the Company uses observable market-based inputs to calculate fair value, in which case the measurements are classified as Level 2. If quoted or observable market prices are not available, the Company determines fair value based upon valuation models that use, where possible, market-based data such as interest rates, yield curves or currency rates. These measurements are classified as Level 3.

The carrying values of cash, cash equivalents, restricted cash, trade accounts receivable, accounts payable, and short-term debt approximate fair value due to the short-term nature of these instruments. In addition, the Company assesses the fair value of a disposal group for each reporting period it is held for sale. See Note 2 for additional information regarding assets held for sale. The fair value of the Company's long-term debt is disclosed in Note 17.

The Company holds investments in deferred compensation trusts to fund obligations under certain non-qualified deferred compensation plans. The Company records the fair value of these investments within other noncurrent assets on its consolidated balance sheets. The Company classifies money market investments held by the trusts within Level 2 of the valuation hierarchy. The Company classifies all other investments held by the trusts within Level 1 of the valuation hierarchy, as it uses quoted market prices to determine the investments' fair value. The Company's deferred compensation obligations, which are recorded as other noncurrent liabilities, are recorded at the fair values of the investments held by the trust. At March 31, 2026 and 2025, the fair values of the investments and obligations for the Company's deferred compensation plans each totaled $8.3 million and $6.1 million, respectively.

During fiscal 2026 and in connection with the previously-announced plan termination, the Company terminated its primary U.S. pension plan, and as a result, has no plan assets as of March 31, 2026. See Note 18 for additional information. Plan assets related to the Company's pension plans, as of March 31, 2025, were classified as follows:

	March 31, 2025		
	Level 1	Level 2	Total
Money market investments	$ —	$ 2.7	$ 2.7
Fixed income securities	—	51.3	51.3
U.S. government and agency securities	—	87.0	87.0
Other	1.4	8.4	9.8
Total fair value	$ 1.4	$ 149.4	$ 150.8

69

(In millions, except per share amounts)

The Company determined the fair value of money market investments to approximate their net asset values, without discounts for credit quality or liquidity restrictions, and classified them within Level 2 of the valuation hierarchy. The Company determined the fair value of fixed income securities and U.S. government and agency securities based upon recent bid prices or the average of recent bid and asking prices when available and, if not available, the Company valued them through matrix pricing models developed by sources considered by management to be reliable. The Company classified these assets within Level 2 of the valuation hierarchy. As of March 31, 2025, the Company held no Level 3 assets within its pension plans.

Note 5: Stock-Based Compensation

The Company's stock-based compensation programs consist of the following: (i) a long-term incentive plan ("LTIP") for officers and other executives that authorizes grants of stock awards, stock options, and performance-based awards granted for retention and performance, (ii) a discretionary equity program for other management and key employees, and (iii) stock awards for non-employee directors. The Company's Board of Directors and the Human Capital and Compensation Committee, as applicable, have discretionary authority to set the terms of the stock-based awards. Grants to employees during fiscal 2026 were issued under the Company's Amended and Restated 2020 Incentive Compensation Plan. In fiscal 2026, 2025 and 2024, the Company granted performance-based stock awards and restricted stock awards. At present, the Company settles equity-based grants through newly issued shares of common stock. As of March 31, 2026, approximately 1.0 million shares authorized under the Amended and Restated 2020 Incentive Compensation Plan remain available for future grants. Employee participants have the opportunity to deliver back to the Company the number of shares from the vesting of stock awards sufficient to satisfy the individual's minimum tax withholding obligations. These shares are held as treasury shares. The Company recorded stock-based compensation expense of $22.1 million, $26.4 million, and $10.8 million in fiscal 2026, 2025 and 2024, respectively. During fiscal 2026 and 2025, in connection with restructuring actions, the Company modified certain stock-based awards for a limited number of employees to permit accelerated vesting, resulting in $2.1 million and $6.0 million, respectively, of incremental stock-based compensation expense.

Restricted stock
The Company recorded $5.7 million, $8.0 million, and $5.3 million of compensation expense related to restricted stock in fiscal 2026, 2025 and 2024, respectively. The grant date fair value of restricted stock awards that vested during fiscal 2026, 2025 and 2024 was $6.6 million, $6.3 million, and $4.6 million, respectively. At March 31, 2026, the Company had $8.1 million of unrecognized compensation expense related to non-vested restricted stock, which it expects to recognize over a weighted-average period of 1.7 years. The Company values restricted stock awards using the closing market price of its common shares on the date of grant. Based upon the terms of the annual awards, restricted stock awards vest 33 percent, 33 percent, and 34 percent per year for three years, respectively. Restricted stock awards granted to non-employee directors vest one year from the date of grant.

A summary of restricted stock activity for fiscal 2026 was as follows:

	Shares	Weighted-average price
Non-vested balance, beginning of year	0.3	$ 42.90
Granted	0.1	136.97
Vested	(0.2)	35.75
Forfeited	(0.1)	60.88
Non-vested balance, end of year	0.1	$ 107.65

Stock options
The Company recorded $0.1 million, $1.7 million, and $1.0 million of compensation expense related to stock options in fiscal 2026, 2025 and 2024, respectively. The grant date fair value of stock options that vested during fiscal 2026, 2025 and 2024, was $0.7 million, $1.0 million, and $1.2 million, respectively. As of March 31, 2026, the Company has no unvested stock option awards.

(In millions, except per share amounts)

Stock options expire no later than 10 years after the grant date and have an exercise price equal to the fair market value of Modine's common stock on the date of grant. The Company did not grant options in fiscal 2026, 2025 or 2024.

A summary of stock option activity for fiscal 2026 was as follows:

	Shares	Weighted-average exercise price	Weighted-average remaining contractual term (years)	Aggregate intrinsic value
Outstanding, beginning of year	0.5	$ 12.94		
Exercised	(0.3)	12.56		
Forfeited or expired	—	12.49		
Outstanding, end of year	0.2	$ 13.43	5.0	$ 44.1
Exercisable, March 31, 2026	0.2	$ 13.43	5.0	$ 44.1

The aggregate intrinsic value represents the difference between the closing price of Modine's common shares on the last trading day of fiscal 2026 over the exercise price of the stock options, multiplied by the number of options outstanding or exercisable. The aggregate intrinsic value is not recorded for financial statement purposes, and this value will change based upon daily changes in the price of Modine's common shares.

Additional information related to stock options exercised is as follows:

	Years ended March 31,		
	2026	2025	2024
Intrinsic value of stock options exercised	$ 37.4	$ 8.1	$ 12.4
Proceeds from stock options exercised	3.5	1.0	2.6

Restricted stock – performance-based stock awards

The Company granted performance-based stock awards in fiscal 2026, 2025 and 2024. For performance-based stock awards, the Company values the awards using the closing market price of its common shares on the date of grant. The Company recorded $16.3 million, $16.7 million, and $4.5 million of compensation expense related to performance-based stock awards in fiscal 2026, 2025 and 2024, respectively. At March 31, 2026, the Company had $20.4 million of unrecognized compensation expense related to non-vested performance-based stock awards, which it expects to recognize over a weighted-average period of 1.6 years.

Shares earned under the performance portion of the incentive program are based upon the attainment of certain financial targets over a three-year period and are issued after the end of that three-year performance period, if the performance targets have been achieved. The performance metrics for the performance-based awards granted in fiscal 2026, 2025 and 2024 are based upon both a target three-year average consolidated cash flow return on invested capital and a target three-year average growth in consolidated net earnings before interest, taxes, depreciation, amortization, and certain other adjustments ("Adjusted EBITDA") at the end of the three-year performance period, commencing with the fiscal year of grant.

(In millions, except per share amounts)

Note 6: Restructuring Activities

Restructuring and repositioning expenses were as follows:

	Years ended March 31,		
	2026	2025	2024
Employee severance and related benefits	$ 12.9	$ 24.3	$ 12.9
Other restructuring and repositioning expenses	7.7	3.9	2.1
Total	$ 20.6	$ 28.2	$ 15.0

During fiscal 2026, restructuring and repositioning expenses primarily consisted of severance expenses. The severance charges were primarily recorded in Europe and North America and include severance related to targeted headcount reductions intended to reduce SG&A and operational expenses. In addition, as part of its transformational initiatives supported by 80/20 principles, the Company is taking steps to optimize its supply chain and manufacturing footprint in order to support its expansion of manufacturing capacity in the U.S. for data center products and to improve profit margins. These repositioning activities have included transferring the production for certain product lines among its facilities.

During fiscal 2025, restructuring and repositioning expenses primarily consisted of severance expenses in Europe and North America within the Performance Technologies segment and included targeted headcount reductions intended to reduce SG&A and operational expenses. In addition, the Company recorded severance expenses in the Climate Solutions segment, primarily related to the closure of a production facility in Italy. Other restructuring and repositioning expenses include costs to transfer production and warehousing for certain product lines among its facilities, related to the Company's transformational initiatives.

During fiscal 2024, restructuring and repositioning expenses primarily consisted of severance expenses in the Performance Technologies segment related to the closure of its European technical service center. In addition, the Company incurred equipment transfer costs within the Climate Solutions and Performance Technology segments related to its transformational initiatives.

The Company accrues severance in accordance with its written plans, procedures, and relevant statutory requirements. Changes in accrued severance were as follows:

	Years ended March 31,	
	2026	2025
Beginning balance	$ 6.6	$ 13.0
Additions (a)	10.8	18.3
Payments	(14.0)	(24.6)
Effect of exchange rate changes	0.2	(0.1)
Ending balance	$ 3.6	$ 6.6

____

(a) The fiscal 2026 and 2025 amounts exclude $2.1 million and $6.0 million, respectively, of non-cash severance-expense resulting from the accelerated vesting of certain stock-based compensation awards in connection with restructuring actions.

(In millions, except per share amounts)

Note 7: Other Income and Expense

Other income and expense consisted of the following:

	Years ended March 31,		
	2026	2025	2024
Interest income	$ 2.0	$ 2.7	$ 4.3
Foreign currency transactions (a)	(6.7)	(1.2)	(3.0)
Net periodic benefit cost (b)	(3.5)	(4.6)	(3.3)
Total other expense – net	$ (8.2)	$ (3.1)	$ (2.0)

____

(a) Foreign currency transactions primarily consist of foreign currency transaction gains and losses on the re-measurement or settlement of foreign currency-denominated assets and liabilities, including intercompany loans and transactions denominated in a foreign currency, along with gains and losses on certain foreign currency exchange contracts.
(b) Net periodic benefit cost for the Company's pension and postretirement plans is exclusive of service cost and the $116.1 million pension termination charge recorded in fiscal 2026. See Note 18 for additional information.

Note 8: Income Taxes

The U.S. and foreign components of earnings before income taxes and the provision for income taxes consisted of the following:

	Years ended March 31,		
	2026	2025	2024
Components of earnings (loss) before income taxes:			
United States	$ (51.3)	$ 41.7	$ 37.2
Foreign	237.8	212.3	177.4
Total earnings before income taxes	$ 186.5	$ 254.0	$ 214.6

	Years ended March 31,		
	2026	2025	2024
Income tax provision (benefit):			
Current:			
U.S. Federal	$ 39.1	$ 4.7	$ 1.6
State	7.6	4.5	2.4
Foreign	55.6	52.8	41.0
Total current provision	102.3	62.0	45.0
Deferred:			
U.S. Federal	(34.6)	5.8	7.1
State	(5.2)	(2.2)	(0.9)
Foreign	0.7	2.9	—
Total deferred (benefit) provision	(39.1)	6.5	6.2
Total provision for income taxes	$ 63.2	$ 68.5	$ 51.2

(In millions, except per share amounts)

The reconciliation between the U.S. federal statutory income tax rate and the Company's effective tax rate was as follows:

	Years ended March 31,					
	2026		2025		2024	
	Amount	Rate	Amount	Rate	Amount	Rate
U.S. federal statutory income tax rate	$ 39.2	21.0 %	$ 53.3	21.0 %	$ 45.1	21.0 %
U.S. tax effects:						
State taxes, net of federal benefit (a)	1.9	1.0	1.0	0.4	1.4	0.7
Effect of cross-border tax laws (b):						
Foreign-derived intangible income	(3.6)	(1.9)	(2.7)	(1.1)	—	—
U.S. tax effects on foreign branch income	—	—	—	—	(6.0)	(2.8)
Disposition of businesses (c)	—	—	—	—	(1.8)	(0.8)
Other	(0.4)	(0.2)	0.1	—	(0.8)	(0.4)
Nontaxable or nondeductible:				—		
Nondeductible compensation	8.0	4.3	7.4	2.9	4.7	2.2
Stock-based compensation awards	(6.6)	(3.5)	(5.1)	(2.0)	(4.1)	(1.9)
Other	1.3	0.7	0.2	0.1	0.4	0.2
Tax credits	(1.4)	(0.7)	(2.3)	(0.9)	(2.1)	(1.0)
Changes in valuation allowances	1.0	0.5	0.2	0.1	8.3	3.9
Other:						
Pension termination (d)	13.7	7.3	—	—	—	—
Other	(0.1)	—	(0.7)	(0.2)	0.4	0.1
Foreign tax effects:						
Germany:						
Changes in valuation allowances	2.4	1.3	4.1	1.6	2.9	1.4
Other	1.5	0.8	(0.5)	(0.2)	(1.0)	(0.5)
Hungary:						
Changes in valuation allowances	(2.0)	(1.1)	—	—	—	—
Expiration of attribute carryforward	2.0	1.1	—	—	—	—
Other	(1.1)	(0.6)	—	—	—	—
India:						
Withholding tax	2.1	1.1	—	—	—	—
Other	0.9	0.5	—	—	—	—
Mexico	—	—	3.0	1.2	—	—
Brazil	—	—	2.9	1.1	—	—
Italy	—	—	2.8	1.1	—	—
Other foreign jurisdictions	4.0	2.1	4.3	1.7	4.3	2.0
Changes in unrecognized tax benefits	0.4	0.2	0.5	0.2	(0.5)	(0.2)
Effective tax rate	$ 63.2	33.9 %	$ 68.5	27.0 %	$ 51.2	23.9 %

____

(a) State taxes in California and Mississippi make up the majority of the tax effect in this category.
(b) Includes the impact of tax credits.
(c) Represents the benefit to U.S. federal taxes resulting from the sale of three businesses in Germany during fiscal 2024. In total, the Company recorded a $3.1 million tax benefit during fiscal 2024 related to the sale.
(d) Represents the detriment to U.S. federal taxes related to the Company's termination of its primary U.S. pension plan that resulted from disproportionate income tax effects in accumulated other comprehensive loss. In total, the income tax benefit related to the fiscal 2026 pension termination charge was $13.1 million.

MODINE MANUFACTURING COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions, except per share amounts)

As of March 31, 2026 and 2025, income tax liabilities included within other current liabilities on the Company's consolidated balance sheets totaled $37.0 million and $16.4 million, respectively.

Cash paid for income taxes, net of refunds, consisted of the following:

	Years ended March 31,		
	2026	2025	2024
U.S. federal	$ 1.1	$ 4.9	$ 4.0
U.S. state and local (a)	6.4	5.2	2.9
Foreign:			
Canada	28.5	4.5	—
India	6.2	4.7	4.4
Hungary	5.5	3.8	3.6
Brazil	5.2	6.4	6.6
Italy	5.2	8.5	6.1
Mexico	4.8	3.8	4.3
United Kingdom	4.3	—	—
China	4.1	3.9	4.2
Spain	—	4.9	4.9
Other foreign	4.5	3.3	4.1
Total foreign	68.3	43.8	38.2
Total income taxes paid, net	$ 75.8	$ 53.9	$ 45.1

———

(a) No single state or local jurisdiction accounts for more than 5 percent of total income taxes paid.

In July 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the U.S. The OBBBA includes the permanent extension of certain provisions of the Tax Cuts and Jobs Act, including 100% bonus depreciation and domestic research cost expensing. It also includes modifications to the international tax framework. The legislation has multiple effective dates, with certain provisions impacting the Company through fiscal 2027. The Company began recognizing the impacts of the OBBBA for the provisions currently enacted during the second quarter of fiscal 2026, including the provision regarding domestic research costs. During fiscal 2026, impacts associated with provisions of the OBBBA on state deferred taxes and the utilization of foreign tax credits increased the income tax provision by $5.8 million. The Company is continuing to assess provisions that are expected to impact future periods.

The Company records valuation allowances against its net deferred tax assets to the extent it determines it is more likely than not that such assets will not be realized in the future. Each quarter, the Company evaluates the probability that its deferred tax assets will be realized and determines whether valuation allowances or adjustments thereto are needed. This determination involves judgment and the use of significant estimates and assumptions, including expectations of future taxable income and tax planning strategies. In addition, the Company considers the duration of statutory carryforward periods and historical financial results. The Company will maintain the valuation allowances in each applicable tax jurisdiction until it determines it is more likely than not the deferred tax assets will be realized, thereby eliminating the need for a valuation allowance. Future events or circumstances, such as lower taxable income or unfavorable changes in the financial outlook of the Company's operations in the U.S. and certain foreign jurisdictions, could necessitate the establishment of further valuation allowances.

MODINE MANUFACTURING COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions, except per share amounts)

As of March 31, 2026, 2025, and 2024, the Company's deferred tax asset valuation allowances totaled $68.1 million, $67.6 million, and $63.0 million, respectively. The net $0.5 million increase during fiscal 2026 was primarily attributable to an increase in net operating losses in Germany and foreign currency impacts. These increases were partially offset by a decrease in deferred tax assets in the U.S. related to certain federal and state tax credits, which were utilized prior to expiration, and a decrease in net operating losses in Hungary due to expiration. The $4.6 million net increase during fiscal 2025 was primarily attributable to an increase in net operating losses in Germany.

The tax effects of temporary differences that gave rise to deferred tax assets and liabilities were as follows:

| | March 31, | |
	2026	2025
Deferred tax assets:		
Accounts receivable	$ 1.0	$ 0.5
Inventories	11.7	5.3
Plant and equipment	8.6	10.1
Lease liabilities	34.6	24.2
Pension and employee benefits	18.5	26.7
Net operating and capital losses	49.2	50.3
Credit carryforwards	37.9	35.0
Goodwill	4.6	—
Research and experimental expenditures	1.7	19.1
Deferred revenue liabilities	42.7	2.6
Other, principally accrued liabilities	10.3	7.6
Total gross deferred tax assets	220.8	181.4
Less: valuation allowances	(68.1)	(67.6)
Net deferred tax assets	152.7	113.8
Deferred tax liabilities:		
Plant and equipment	16.2	9.1
Lease assets	33.5	24.1
Goodwill	4.5	4.9
Intangible assets	38.1	31.3
Other	0.7	1.5
Total gross deferred tax liabilities	93.0	70.9
Net deferred tax assets	$ 59.7	$ 42.9

Unrecognized tax benefits were as follows:

| | Years ended March 31, | |
	2026	2025
Beginning balance	$ 9.7	$ 9.2
Gross decreases - tax positions in prior period	(0.2)	(0.3)
Gross increases - tax positions in current period	1.0	1.1
Lapse of statute of limitations	(0.4)	(0.3)
Ending balance	$ 10.1	$ 9.7

The Company's liability for unrecognized tax benefits as of March 31, 2026 was $10.1 million and, if recognized, $8.2 million would have an effective tax rate impact.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. During fiscal 2026, 2025 and 2024, interest and penalties accrued on the consolidated balance sheets and included within income tax expense in the consolidated statements of operations were not significant.

MODINE MANUFACTURING COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions, except per share amounts)

The Company files income tax returns in multiple jurisdictions and is subject to examination by taxing authorities throughout the world. At March 31, 2026, the Company was under income tax examination in several jurisdictions. The Company's major tax jurisdictions include the United States, Italy, and Canada. For the United States, fiscal 2023 through fiscal 2025 remain subject to examination. For Italy, fiscal 2021 through fiscal 2025 remain subject to examination. For Canada, fiscal 2024 and fiscal 2025 remain subject to examination.

At March 31, 2026, the Company had federal and state tax credits of $42.8 million that, if not utilized against U.S. taxes, will expire between fiscal 2027 and 2050. The Company also had state and local tax loss carryforwards totaling $73.9 million. If not utilized against state apportioned taxable income, certain state and local carryforwards will expire between fiscal 2029 and 2043, while some will not expire due to an unlimited carryforward period.   In addition, the Company had tax loss and foreign attribute carryforwards totaling $296.8 million in various tax jurisdictions throughout the world. Certain of the carryforwards in foreign jurisdictions are offset by valuation allowances. If not utilized against taxable income, $65.3 million of these carryforwards will expire between fiscal 2027 and 2041, and $231.5 million, mainly related to Germany and Italy, will not expire due to an unlimited carryforward period.

The Company's practice and intention is to reinvest, with certain insignificant exceptions, the earnings of its non-U.S. subsidiaries outside of the U.S., and therefore, the Company has not recorded foreign withholding taxes or deferred income taxes for these earnings. The Company has estimated the net amount of unrecognized foreign withholding tax and deferred tax liabilities would total approximately $16.0 million if the accumulated foreign earnings were distributed; however, the actual tax cost would be dependent on circumstances existing when remittance occurs.

Note 9: Earnings Per Share

The components of basic and diluted earnings per share were as follows:

| | Years ended March 31, | | |
	2026	2025	2024
Net earnings attributable to Modine	$ 121.5	$ 184.0	$ 161.5
Weighted-average shares outstanding – basic	52.8	52.6	52.4
Effect of dilutive securities	1.0	1.3	1.0
Weighted-average shares outstanding – diluted	53.8	53.9	53.4
Earnings per share:			
Net earnings per share – basic	$ 2.30	$ 3.50	$ 3.08
Net earnings per share – diluted	$ 2.26	$ 3.42	$ 3.03

For fiscal 2026, 2025 and 2024, there were no securities that were anti-dilutive.

Note 10: Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash consisted of the following:

| | March 31, | |
	2026	2025
Cash and cash equivalents	$ 73.5	$ 71.6
Restricted cash	0.2	0.3
Total cash, cash equivalents and restricted cash	$ 73.7	$ 71.9

Restricted cash, which is reported within other current assets on the consolidated balance sheets, consists primarily of deposits for contractual guarantees or commitments required for rents, import and export duties, and commercial agreements.

(In millions, except per share amounts)

Note 11: Inventories

Inventories consisted of the following:

	March 31, 2026	March 31, 2025
Raw materials	$ 358.9	$ 223.3
Work in process	95.3	65.9
Finished goods	51.9	51.7
Total inventories	$ 506.1	$ 340.9

Note 12: Property, Plant and Equipment

Property, plant and equipment, including depreciable lives, consisted of the following:

	March 31, 2026	March 31, 2025
Land	$ 19.1	$ 16.4
Buildings and improvements (10-40 years)	291.1	257.7
Machinery and equipment (3-15 years)	904.1	843.7
Office equipment (3-10 years)	92.2	92.6
Construction in progress	116.1	69.5
	1,422.6	1,279.9
Less: accumulated depreciation	(901.7)	(889.4)
Net property, plant and equipment	$ 520.9	$ 390.5

The March 31, 2026 and 2025 property, plant and equipment in the table above exclude amounts classified as held for sale. See Note 2 for additional information.

Depreciation expense totaled $58.7 million, $50.3 million, and $46.9 million in fiscal 2026, 2025 and 2024, respectively.

Gains and losses related to the disposal of property, plant and equipment are recorded within SG&A expenses. For fiscal 2026, 2025 and 2024, gains and losses related to the disposal of property, plant and equipment were not significant.

Note 13: Intangible Assets

Intangible assets consisted of the following:

	March 31, 2026			March 31, 2025		
	Gross Carrying Value	Accumulated Amortization	Net Intangible Assets	Gross Carrying Value	Accumulated Amortization	Net Intangible Assets
Customer relationships	$ 198.2	$ (63.1)	$ 135.1	$ 145.4	$ (47.5)	$ 97.9
Trade names	69.7	(25.2)	44.5	53.1	(21.2)	31.9
Acquired technology	36.8	(19.4)	17.4	32.6	(15.7)	16.9
Total intangible assets	$ 304.7	$ (107.7)	$ 197.0	$ 231.1	$ (84.4)	$ 146.7

In connection with its acquisitions of three businesses during fiscal 2026, the Company recorded customer relationship, trade name, and acquired technology intangible assets totaling $48.1 million, $15.7 million, and $3.5 million, respectively. See Note 2 for additional information.

(In millions, except per share amounts)

The Company recorded $21.0 million, $27.4 million, and $9.2 million of amortization expense during fiscal 2026, 2025 and 2024, respectively. The Company estimates that it will record approximately $21.0 million, $21.0 million, $20.0 million, $19.0 million, and $19.0 million of annual amortization expense in fiscal 2027 through 2031, respectively.

Note 14: Goodwill

The Company's goodwill currently resides entirely within the Climate Solutions segment. The following table presents a roll forward of the carrying value of goodwill from March 31, 2024 to March 31, 2026.

	Climate Solutions
Balance, March 31, 2024	$ 230.9
Acquisition adjustment (a)	7.4
Effect of exchange rate changes	(4.4)
Balance, March 31, 2025	233.9
Acquisitions (a)	51.8
Effect of exchange rate changes	6.4
Balance, March 31, 2026	$ 292.1

____

(a) During fiscal 2025, the Company recorded a measurement period adjustment to reduce the fair value of the acquired Scott Springfield Manufacturing trade name. This purchase accounting adjustment resulted in a $7.4 million increase in goodwill. During fiscal 2026, the Company recorded $27.1 million, $23.6 million, and $1.1 million of goodwill in connection with its acquisition of L.B. White, Climate by Design, and AbsolutAire, respectively. See Note 2 for additional information.

The Company tests goodwill for impairment annually or more frequently if events or circumstances change that would, more likely than not, reduce the fair value of a reporting unit below its carrying value. To test goodwill for impairment, the Company determines the fair value of each reporting unit based upon the present value of estimated future cash flows and compares the fair value of each reporting unit with its carrying value. The Company's determination of fair value involves judgment and the use of estimates and assumptions, including assumptions regarding the revenue growth rates and operating profit margins used to calculate estimated future cash flows and risk-adjusted discount rates.

As a result of its annual goodwill impairment tests performed as of February 28, 2026, the Company determined that the fair value of each of its reporting units exceeded their respective book values.

At both March 31, 2026 and 2025, accumulated goodwill impairment losses totaled $40.8 million within the Performance Technologies segment.

Note 15: Product Warranties and Other Commitments

Product warranties

Many of the Company's products are covered under warranty periods that typically extend from one to two years from the shipment of the underlying products. The Company records a liability for product warranty obligations at the time of sale and adjusts the warranty accruals if it becomes probable that expected claims will differ from previous estimates.

(In millions, except per share amounts)

Changes in accrued warranty costs were as follows:

	Years ended March 31,	
	2026	2025
Beginning balance	$ 9.2	$ 10.7
Warranties recorded at time of sale	9.5	7.3
Adjustments to pre-existing warranties	2.8	(2.2)
Settlements	(10.8)	(6.7)
Business acquisitions (a)	0.9	—
Effect of exchange rate changes	0.2	0.1
Ending balance	$ 11.8	$ 9.2

(a) See Note 2 for additional information on acquisitions during fiscal 2026.

Indemnification agreements

From time to time, the Company provides indemnification agreements related to the sale or purchase of an entity or facility. These indemnification agreements cover customary representations and warranties typically provided in conjunction with such transactions, including income, sales, excise or other tax matters, environmental matters and other third-party claims. The indemnification periods provided generally range from less than one year to fifteen years. In addition, standard indemnification provisions reside in many commercial agreements to which the Company is a party and relate to responsibility in the event of potential third-party claims. The fair value of the Company's outstanding indemnification obligations at March 31, 2026 was not material.

Commitments

At March 31, 2026, the Company had capital expenditure commitments of $53.7 million. Significant commitments include equipment expenditures to support the expansion of manufacturing capacity in the Climate Solutions segment and tooling and equipment expenditures for new and renewal programs with vehicular customers in the Performance Technologies segment. The Company utilizes inventory arrangements with certain vendors in the normal course of business under which the vendors maintain inventory stock at the Company's facilities or at outside facilities. Title passes to the Company at the time goods are withdrawn for use in production. The Company has agreements with the vendors to use the material within a specific period of time. In some cases, the Company bears the risk of loss for the inventory because Modine is required to insure the inventory against damage and/or theft. This inventory is included within the Company's consolidated balance sheets as raw materials inventory.

The Company has entered into purchase commitments for information technology services, primarily related to implementation and support for cloud infrastructure, data analytics, and AI-enablement services. In total, the Company expects to spend approximately $30.0 million in connection with these purchase commitments from fiscal 2027 through fiscal 2030.

Note 16: Leases

The Company determines if an arrangement is a lease at contract inception. The lease term begins upon lease commencement, which is when the Company takes possession of the asset, and may include options to extend or terminate the lease when it is reasonably certain that such options will be exercised. The Company uses the lease term within its determination of the appropriate lease classification, either as an operating lease or as a finance lease, and to calculate straight-line lease expense for its operating leases.

(In millions, except per share amounts)

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. The Company recognizes ROU assets and lease liabilities at the lease commencement date, based upon the present value of lease payments over the lease term. As its lease agreements typically do not provide an implicit interest rate, the Company primarily uses its incremental borrowing rate to calculate the ROU asset and lease liability. In determining the incremental borrowing rate, the Company considers its current collateralized borrowing rate, the term of the lease, and the economic environment where the lease activity is concentrated. The Company believes this method effectively estimates a borrowing rate that it could obtain for a debt instrument with similar terms as the lease agreement.

Based upon its accounting policy, the Company does not separate lease and non-lease components for any asset class. In addition, the Company does not record short-term leases (i.e. leases with an initial term of 12 months or less) on its consolidated balance sheets.

Certain leases require the Company to pay taxes, insurance, maintenance, and other operating expenses associated with the leased asset. Such amounts are not included in the measurement of the lease liability to the extent they are variable in nature. These variable lease costs are recognized as variable lease expense when incurred. The depreciable life of the ROU assets and related leasehold improvements are limited by the expected lease term, unless the lease contains a provision to transfer title to the Company or a purchase option that the Company expects to execute.

The Company's most significant leases represent leases of real estate, such as manufacturing facilities, warehouses, and offices. In addition, the Company leases manufacturing and IT equipment and vehicles. The Company's most significant leases have remaining lease terms of 1 to 10 years. Certain leases contain renewal options for varying periods, which are at the Company's discretion. If reasonably certain of exercise, the Company includes the renewal periods within the calculation of ROU assets and lease liabilities. The Company's lease agreements do not contain material residual value guarantees or material restrictive covenants.

Lease assets and liabilities
The following table provides a summary of leases recorded on the consolidated balance sheets.

	Balance Sheet Location	March 31, 2026	March 31, 2025
Lease Assets			
Operating lease ROU assets	Other noncurrent assets	$ 138.9	$ 97.2
Finance lease ROU assets (a)	Property, plant and equipment - net	6.6	6.9
Lease Liabilities			
Operating lease liabilities	Other current liabilities	$ 26.3	$ 18.0
Operating lease liabilities	Other noncurrent liabilities	117.5	80.6
Finance lease liabilities	Long-term debt - current portion	0.5	0.5
Finance lease liabilities	Long-term debt	1.8	2.2

(a) Finance lease ROU assets were recorded net of accumulated amortization of $4.8 million and $4.2 million as of March 31, 2026 and 2025, respectively.

The increases in operating lease ROU assets and liabilities in fiscal 2026 primarily resulted from the commencement of new manufacturing facility leases within the Climate Solutions segment. The Company is increasing its production capacity to support organic growth opportunities within its Data Centers business.

(In millions, except per share amounts)

Components of lease expense

The Company records operating lease expense as either cost of sales or SG&A expenses within its consolidated statements of operations, depending upon the nature and use of the ROU assets. The Company records finance lease expense as depreciation expense within cost of sales or SG&A expenses, depending upon the nature and use of the ROU assets, and as interest expense in its consolidated statements of operations.

The components of lease expense were as follows:

	Years ended March 31,		
	2026	2025	2024
Operating lease expense (a)	$ 46.5	$ 31.9	$ 24.2
Finance lease expense:			
Depreciation of ROU assets	0.6	0.6	0.5
Interest on lease liabilities	0.1	0.1	0.1
Total lease expense	$ 47.2	$ 32.6	$ 24.8

(a) During fiscal 2026, 2025 and 2024, operating lease expense included short-term lease expense of $12.0 million, $7.3 million, and $5.4 million, respectively. Variable lease expense was not significant.

Supplemental cash flow information

	Years ended March 31,		
	2026	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows for operating leases	$ 27.6	$ 22.4	$ 16.9
Financing cash flows for finance leases	0.7	0.6	0.5
ROU assets obtained in exchange for lease liabilities:			
Operating leases	$ 54.2	$ 42.2	$ 29.2
Finance leases	—	0.9	—

Lease term and discount rates

	March 31, 2026	March 31, 2025
Weighted-average remaining lease term:		
Operating leases	6.3 years	6.6 years
Finance leases	5.7 years	6.3 years
Weighted-average discount rate:		
Operating leases	5.6 %	5.4 %
Finance leases	4.8 %	4.8 %

MODINE MANUFACTURING COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions, except per share amounts)

Maturity of lease liabilities
Future minimum lease payments for leases with initial non-cancellable lease terms in excess of one year were as follows at March 31, 2026:

Fiscal Year	Operating Leases		Finance Leases
2027	$	33.6	$	0.6
2028		31.4		0.6
2029		23.2		0.6
2030		23.4		0.1
2031		18.8		0.1
2032 and beyond		41.2		0.6
Total lease payments		171.6		2.6
Less: Interest		(27.8)		(0.3)
Present value of lease liabilities	$	143.8	$	2.3

Note 17: Indebtedness

In July 2025, the Company executed an amended and restated credit agreement with a syndicate of banks for a multi-currency $400.0 million revolving credit facility and a $200.0 million term loan facility maturing in July 2030. In addition, the credit agreement provides for shorter-duration swingline loans. This credit agreement modified the Company's then existing revolving credit and term loan facilities, which would have matured in October 2027. In connection with the credit agreement modification, the Company incurred $2.3 million of debt issuance costs, which will be amortized as interest expense over the term of the debt. In December 2025, the Company further amended the credit agreement primarily to increase the borrowing capacity under the revolving credit facility by $150.0 million to $550.0 million.

Long-term debt consisted of the following:

	Fiscal year of maturity	March 31, 2026		March 31, 2025
Term loans	2031	$	195.0	$	193.7
Revolving credit facility	2031		150.0		30.0
5.9% Senior Notes	2029		75.0		100.0
5.8% Senior Notes	2027		8.3		16.7
Finance lease obligations			2.3		2.7
			430.6		343.1
Less: current portion			(43.9)		(44.8)
Less: unamortized debt issuance costs			(1.8)		(1.6)
Total long-term debt		$	384.9	$	296.7

Long-term debt, including the current portion of long-term debt, matures as follows:

Fiscal Year		
2027	$	43.9
2028		35.6
2029		35.5
2030		10.1
2031		305.1
2032 and beyond		0.4
Total	$	430.6

(In millions, except per share amounts)

Borrowings under the revolving credit, swingline and term loan facility bear interest at variable rates, based upon the applicable reference rate and including a margin percentage dependent upon the Company's leverage ratio, as described below. At March 31, 2026, the weighted-average interest rate for revolving credit facility borrowings and the term loan was 5.0 and 5.1 percent, respectively. Based upon the terms of the credit agreement, the Company classifies borrowings under its revolving credit and swingline facilities as long-term and short-term debt, respectively, on its consolidated balance sheets.

At March 31, 2026, the Company's borrowings under its revolving credit facility and swingline facilities totaled $150.0 million and $2.5 million, respectively, and domestic letters of credit totaled $6.1 million. As a result, available borrowing capacity under the Company's revolving credit facility was $391.4 million as of March 31, 2026. At March 31, 2025, the Company had no borrowings under the swingline facility and $30.0 million of borrowings under the revolving credit facility. In addition, short-term debt as of March 31, 2026 includes $5.0 million of overdraft borrowings in the U.S.

The Company also maintains credit agreements for its foreign subsidiaries. The outstanding short-term borrowings related to these foreign credit agreements totaled $9.3 million at March 31, 2025. There were no short-term borrowings related to these agreements at March 31, 2026.

Indebtedness under the Company's credit agreement and Senior Notes is secured by liens on substantially all domestic assets, excluding real estate. These agreements require compliance with various covenants that may limit the Company's ability to incur additional indebtedness; grant liens; make investments, loans, or guarantees; engage in certain transactions with affiliates; and make restricted payments, including dividends. In addition, the agreements may require prepayment in the event of certain asset sales.

Financial covenants within its credit agreements include a leverage ratio, which requires the Company to limit its consolidated indebtedness, less a portion of its cash balances, both as defined by the credit agreements, to no more than three and one-half times consolidated net earnings before interest, taxes, depreciation, amortization, and certain other adjustments ("Adjusted EBITDA"). The Company must also maintain a ratio of Adjusted EBITDA of at least three times consolidated interest expense. As of March 31, 2026, the Company was in compliance with its debt covenants.

The Company estimates the fair value of long-term debt using discounted future cash flows at rates offered to the Company for similar debt instruments of comparable maturities. As of March 31, 2026 and 2025, the carrying value of the Company's long-term debt approximated fair value, with the exception of the Senior Notes, which had an aggregate fair value of approximately $83.7 million and $116.6 million, respectively. The fair value of the Company's long-term debt is categorized as Level 2 within the fair value hierarchy. Refer to Note 4 for the definition of a Level 2 fair value measurement.

Cash payments for interest during fiscal 2026, 2025 and 2024, totaled $30.2 million, $26.0 million, and $23.3 million, respectively.

Note 18: Pension and Employee Benefit Plans

Defined contribution employee benefit plans
The Company maintains a domestic 401(k) plan that allows employees to contribute a portion of their salary to help them save for retirement. The Company currently matches employee contributions up to 4.5 percent of their compensation. The Company's expense for defined contribution employee benefit plans during fiscal 2026, 2025 and 2024 was $10.6 million, $9.3 million, and $8.3 million, respectively.

In addition, the Company maintains non-qualified deferred compensation plans for eligible employees, and various non-U.S. subsidiaries have government-required defined contribution plans in place, under which they contribute a percentage of employee earnings into accounts, consistent with local laws.

(In millions, except per share amounts)

Statutory termination plans
Certain non-U.S. subsidiaries have statutory termination indemnity plans covering eligible employees. The benefits under these plans are based upon years of service and final average compensation levels or a monthly retirement benefit amount. These programs are substantially unfunded in accordance with local laws.

Pension plans
During fiscal 2026, the Company completed the termination of its primary U.S. pension plan. The Company contributed $14.9 million to fully fund the plan and settled all future obligations under it through a combination of lump-sum payments to participants and the purchase of irrevocable annuity contracts. As a result, the Company recorded a non-cash pension termination charge of $116.1 million during fiscal 2026 to recognize actuarial losses that were previously included within accumulated other comprehensive loss on its consolidated balance sheet. Prior to the plan termination in fiscal 2026, the U.S. plan covered most domestic employees hired on or before December 31, 2003 and provided benefits based primarily upon years of service and average compensation for salaried and some hourly employees.

Certain non-U.S. subsidiaries of the Company have legacy defined benefit plans which cover a small number of active employees and are substantially unfunded. The primary non-U.S. plans are maintained in Germany and Italy and are closed to new participants. The Company previously maintained pension plans in Germany that conveyed to the buyer of the Germany automotive businesses during fiscal 2024; see Note 2 for additional information.

As described above, the Company contributed $14.9 million to its U.S. pension plan during fiscal 2026. The Company contributed $6.5 million and $0.9 million to its U.S. pension plans during fiscal 2025 and 2024, respectively. In addition, the Company contributed $1.3 million, $1.1 million, and $1.8 million to its non-U.S. pension plans during fiscal 2026, 2025 and 2024, respectively. These contributions are reported within the change in other liabilities in the consolidated statements of cash flows.

Postretirement plans
The Company provides selected healthcare and life insurance benefits for eligible retired domestic employees. The Company periodically amends these unfunded plans to change the contribution rate of retirees and the amounts and forms of coverage. An annual limit on the Company's cost is defined for the majority of these plans. The Company's net periodic income for its postretirement plans in fiscal 2026, 2025 and 2024 was $0.3 million, $0.3 million, and $0.4 million, respectively.

MODINE MANUFACTURING COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions, except per share amounts)

Measurement date

The Company uses March 31 as the measurement date for its pension and postretirement plans.

Changes in benefit obligations and plan assets, as well as the funded status of the Company's global pension plans, were as follows:

| | Years ended March 31, | |
	2026	2025
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 181.1	$ 179.3
Service cost	0.2	0.2
Interest cost	6.5	9.0
Actuarial (gain) loss	(6.4)	6.5
Benefits paid	(13.7)	(14.0)
Pension termination settlement	(156.1)	—
Effect of exchange rate changes	0.7	0.1
Benefit obligation at end of year	$ 12.3	$ 181.1
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 150.8	$ 150.5
Actual return on plan assets	2.8	6.7
Benefits paid	(13.7)	(14.0)
Pension termination settlement	(156.1)	—
Employer contributions	16.2	7.6
Fair value of plan assets at end of year	$ —	$ 150.8
Funded status at end of year	$ (12.3)	$ (30.3)
Amounts recognized in the consolidated balance sheets:		
Current liability	$ (0.9)	$ (0.9)
Noncurrent liability	(11.4)	(29.4)
	$ (12.3)	$ (30.3)

As of March 31, 2026, 2025 and 2024, the benefit obligation associated with the Company's non-U.S. pension plans totaled $11.7 million, $11.8 million, and $13.0 million, respectively. The $0.1 million decrease in the benefit obligation associated with non-U.S. pension plans as of March 31, 2026, compared with the prior year, was primarily due to employer contributions of $1.3 million and net actuarial gains during the year totaling $0.5 million, partially offset by service and interest cost totaling $0.7 million and the impact of foreign currency exchange rates. In fiscal 2025, the $1.2 million decrease was primarily due to employer contributions and net actuarial gains during the year totaling $2.0 million, partially offset by service and interest cost totaling $0.6 million.

The accumulated benefit obligation for pension plans was $11.9 million and $180.2 million as of March 31, 2026 and 2025, respectively. As of March 31, 2026, these pension plans had a net actuarial gain of $0.5 million recognized in accumulated other comprehensive loss, compared with a net actuarial loss of $122.0 million as of March 31, 2025. The changes were driven by the aforementioned U.S. pension plan termination in fiscal 2026.

86

(In millions, except per share amounts)

Costs for the Company's global pension plans included the following components:

	Years ended March 31,		
	2026	2025	2024
Components of net periodic benefit cost:			
Service cost	$ 0.2	$ 0.2	$ 0.2
Interest cost	6.5	9.0	9.3
Expected return on plan assets	(5.8)	(8.7)	(10.3)
Amortization of unrecognized net loss	3.2	4.7	4.7
Settlements (a)	(0.1)	(0.1)	(0.1)
Pension termination charge (b)	116.1	—	—
Net periodic benefit cost	$ 120.1	$ 5.1	$ 3.8
Other changes in benefit obligation recognized in other comprehensive income:			
Net actuarial gain (loss)	$ 3.2	$ (8.7)	$ 1.7
Amortization of net actuarial loss (c)	3.1	4.6	3.9
Pension termination charge (b)	116.1	—	—
Total recognized in other comprehensive income (loss)	$ 122.4	$ (4.1)	$ 5.6

___

(a) The settlement charges resulted from activity associated with the Company's non-U.S. pension plans.
(b) The Company recognized $116.1 million of net actuarial losses during fiscal 2026 related to the termination of its primary U.S. pension plan.
(c) The fiscal 2024 amount includes $0.6 million of net actuarial gains written-off as a result of the sale of the Germany automotive businesses. See Note 2 for additional information on the sale of these businesses.

The Company used a discount rate of 5.6% and 5.5% as of March 31, 2026 and 2025, respectively, for determining its benefit obligations under its U.S. pension plans. The Company used a weighted-average discount rate of 4.5% and 4.0% as of March 31, 2026 and 2025, respectively, for determining its benefit obligations under its non-U.S. pension plans. The Company used a discount rate of 5.5%, 5.4%, and 5.2% to determine its costs under its U.S. pension plans for fiscal 2026, 2025 and 2024, respectively. The Company used a weighted-average discount rate of 4.2%, 3.9%, and 4.0% to determine its costs under its non-U.S. pension plans for fiscal 2026, 2025 and 2024, respectively. The Company determined the discount rates used for its U.S. pension plans by modeling a portfolio of high-quality corporate bonds, with appropriate consideration given to expected defined benefit payment terms and duration of the respective pension obligations. The Company used a similar process to determine the discount rate for its non-U.S. pension obligations.

Historically, prior to its termination, the primary U.S. pension plan held 100 percent of the Company's world-wide pension plan assets. During the last three fiscal years, the Company's pension plans did not directly own shares of Modine common stock. The Company's U.S. pension plan weighted-average asset allocations at the measurement date of March 31, 2025 were as follows:

Debt securities	97 %
Cash and cash equivalents	3 %
	100 %

The expected rate of return on U.S. plan assets is based upon historical return experience and forward-looking return expectations for major asset class categories. For fiscal 2026 U.S. pension plan expense, prior to the termination of the plan, the expected rate of return on plan assets was 5.5 percent. For fiscal 2025 and 2024 U.S. pension plan expense, the expected rate of return on plan assets was 5.5 percent and 6.5 percent, respectively.

(In millions, except per share amounts)

Estimated pension benefit payments for the Company's global pension plans are shown below.

Fiscal Year	Estimated Pension Benefit Payments
2027	$ 1.1
2028	1.0
2029	1.0
2030	1.0
2031	1.1
2032-2036	5.2

Note 19: Derivative Instruments

The Company uses derivative financial instruments from time to time as a tool to manage certain financial risks. The Company's policy prohibits the use of leveraged derivatives. Accounting for derivatives and hedging activities requires derivative financial instruments to be measured at fair value and recognized as assets or liabilities in the consolidated balance sheets. All of the Company's derivative financial instruments are categorized within Level 2 of the fair value hierarchy. Refer to Note 4 for the definition of a Level 2 fair value measurement. Accounting for the gain or loss resulting from the change in fair value of the derivative financial instruments depends on whether it has been designated as a hedge, and, if so, on the nature of the hedging activity.

Commodity derivatives
The Company periodically enters into over-the-counter forward contracts related to forecasted purchases of aluminum and copper. The Company's strategy in entering into these contracts is to reduce its exposure to changing market prices of these commodities. The Company designates certain commodity forward contracts as cash flow hedges for accounting purposes. Accordingly, for these designated hedges, the Company records unrealized gains and losses related to the change in the fair value of the contracts in accumulated other comprehensive income (loss) ("AOCI") within shareholders' equity and subsequently recognizes the gains and losses within cost of sales as the underlying inventory is sold.

Foreign exchange contracts
The Company's foreign exchange risk management strategy uses derivative financial instruments to mitigate foreign currency exchange risk. The Company periodically enters into foreign currency forward contracts to hedge specific foreign currency-denominated assets and liabilities as well as forecasted transactions. The Company designates certain hedges of forecasted transactions as cash flow hedges for accounting purposes. Accordingly, for these designated hedges, the Company records unrealized gains and losses related to the change in the fair value of the contracts in AOCI within shareholders' equity and subsequently recognizes the gains and losses as a component of earnings at the same time and in the same financial statement line that the underlying transactions impact earnings. The Company has not designated forward contracts related to foreign currency-denominated assets and liabilities as hedges. Accordingly, for these non-designated contracts, the Company records unrealized gains and losses related to changes in fair value in other income and expense. Gains and losses on these foreign currency contracts are offset by foreign currency gains and losses associated with the related assets and liabilities.

(In millions, except per share amounts)

The fair value of the Company's derivative financial instruments recorded in the consolidated balance sheets were as follows:

	Balance Sheet Location	March 31, 2026	March 31, 2025
Derivatives designated as hedges:			
Commodity derivatives	Other current assets	$ 0.2	$ 0.1
Foreign exchange contracts	Other current liabilities	—	0.7
Derivatives not designated as hedges:			
Foreign exchange contracts	Other current liabilities	$ 0.4	$ 0.4

The amounts associated with derivative financial instruments that the Company designated for hedge accounting during the years ended March 31 were as follows:

	Gain (loss) recognized in other comprehensive income			Statement of Operations Location	Gain (loss) reclassified from AOCI		
	2026	2025	2024		2026	2025	2024
Commodity derivatives	$ 0.3	$ 0.2	$ (0.3)	Cost of sales	$ 0.3	$ —	$ (0.3)
Foreign exchange contracts	0.2	(0.8)	0.3	Net sales	(0.5)	0.1	1.3
Foreign exchange contracts	(0.1)	(0.3)	0.1	Cost of sales	(0.4)	—	—
Total gains (losses)	$ 0.4	$ (0.9)	$ 0.1		$ (0.6)	$ 0.1	$ 1.0

The amounts associated with derivative financial instruments that the Company did not designate for hedge accounting were as follows:

	Statement of Operations Location	Years ended March 31, 2026	2025	2024
Foreign exchange contracts	Net sales	$ (0.1)	$ —	$ (0.9)
Foreign exchange contracts	Other income (expense) – net	1.9	(2.4)	(1.0)
Total gains (losses)		$ 1.8	$ (2.4)	$ (1.9)

Note 20: Risks, Uncertainties, Contingencies and Litigation

Credit risk

The Company invests excess cash primarily in investment quality, short-term liquid debt instruments. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable. The Company sells a broad range of products that provide thermal solutions to customers operating throughout the world. In fiscal 2026, one global technology customer within the Climate Solutions segment accounted for approximately 11 percent of the Company's total sales. In fiscal 2025 and 2024, no customers accounted for more than ten percent of the Company's total sales. Sales to the Company's top ten customers were 49 percent, 43 percent, and 40 percent of total sales in fiscal 2026, 2025 and 2024, respectively. At March 31, 2026 and 2025, 53 percent and 43 percent, respectively, of the Company's trade accounts receivable were due from the Company's top ten customers. These customers operate primarily in the data center, commercial vehicle, off-highway, commercial air conditioning and refrigeration, and automotive and light vehicle markets. The Company generally does not require collateral or advanced payments from its customers. The Company has not experienced significant credit losses to customers in the markets served.

The Company manages credit risk through its focus on the following:

- Cash and cash equivalents – maintaining cash and short-term deposits with financial institutions with reputable credit ratings;
- Accounts receivable – performing periodic customer credit evaluations and actively monitoring their financial condition and applicable business news; and
- Insurance – ensuring that insurance providers maintain financial ratings that are acceptable to the Company.

Counterparty risk
The Company manages counterparty risk through its focus on the following:

- Customers – performing thorough reviews of customer credit reports and accounts receivable aging reports by internal credit committees;
- Suppliers – maintaining a supplier risk management program and utilizing industry sources to identify and mitigate high risk situations; and
- Derivatives – ensuring that counterparties to derivative instruments maintain credit ratings that are acceptable to the Company.

Environmental
The Company has recorded environmental monitoring and remediation accruals related to manufacturing facilities in the U.S., one of which the Company currently owns and operates, and at its former manufacturing facility in the Netherlands. These accruals primarily relate to soil and groundwater contamination at facilities where past operations followed practices and procedures that were considered acceptable under then-existing regulations, or where the Company is a successor to the obligations of prior owners, and current laws and regulations require investigative and/or remedial work to ensure sufficient environmental compliance. In instances where a range of loss can be reasonably estimated for a probable environmental liability, but no amount within the range is a better estimate than any other amount, the Company accrues the minimum of the range. The Company's accruals for environmental matters totaled $12.7 million and $15.8 million at March 31, 2026 and 2025, respectively. As additional information becomes available regarding environmental matters, the Company will re-assess the liabilities and revise the estimated accruals, if necessary. While it is possible that the ultimate environmental remediation costs may be in excess of amounts accrued, the Company believes, based upon currently available information, that the ultimate outcome of these matters, individually and in the aggregate, will not have a material adverse effect on its financial position. However, these matters are subject to inherent uncertainties, and unfavorable outcomes could occur, including significant monetary damages.

Other litigation
In the normal course of business, the Company and its subsidiaries are named as defendants in various lawsuits and enforcement proceedings by private parties, governmental agencies and/or others in which claims are asserted against Modine. The Company believes that any additional loss in excess of amounts already accrued would not have a material effect on the Company's consolidated balance sheet, results of operations, and cash flows. In addition, management expects that the liabilities which may ultimately result from such lawsuits or proceedings, if any, would not have a material adverse effect on the Company's financial position.

(In millions, except per share amounts)

Note 21: Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss were as follows:

	Foreign Currency Translation	Defined Benefit Plans	Cash Flow Hedges	Total
Balance March 31, 2023	$ (57.5)	$ (104.4)	$ 0.8	$ (161.1)
Other comprehensive income (loss) before reclassifications	(5.3)	1.8	0.1	(3.4)
Reclassifications:				
Amortization of unrecognized net loss (a)	—	4.1	—	4.1
Realized gains - net (b)	—	—	(1.0)	(1.0)
Unrecognized net pension gain in disposed businesses (c)	—	(0.6)	—	(0.6)
Income taxes	—	(1.6)	0.2	(1.4)
Total other comprehensive income (loss)	(5.3)	3.7	(0.7)	(2.3)
Balance March 31, 2024	$ (62.8)	$ (100.7)	$ 0.1	$ (163.4)
Other comprehensive income (loss) before reclassifications	(14.0)	(8.7)	(0.9)	(23.6)
Reclassifications:				
Amortization of unrecognized net loss (a)	—	4.2	—	4.2
Realized gains - net (b)	—	—	(0.1)	(0.1)
Income taxes	—	1.4	0.2	1.6
Total other comprehensive income (loss)	(14.0)	(3.1)	(0.8)	(17.9)
Balance March 31, 2025	$ (76.8)	$ (103.8)	$ (0.7)	$ (181.3)
Other comprehensive income (loss) before reclassifications	35.8	3.3	0.4	39.5
Reclassifications:				
Amortization of unrecognized net loss (a)	—	2.8	—	2.8
Pension termination charge (d)	—	116.1	—	116.1
Realized losses - net (b)	—	—	0.6	0.6
Income taxes (e)	—	(14.6)	(0.2)	(14.8)
Total other comprehensive income (loss)	35.8	107.6	0.8	144.2
Balance March 31, 2026	$ (41.0)	$ 3.8	$ 0.1	$ (37.1)

____

(a) Amounts are included in the calculation of net periodic benefit cost for the Company's defined benefit plans, which include pension and other postretirement plans. See Note 18 for additional information about the Company's pension plans.
(b) Amounts represent net gains and losses associated with cash flow hedges that were reclassified to net earnings. See Note 19 for additional information regarding derivative instruments.
(c) As a result of the sale of three automotive businesses based in Germany, the Company wrote-off $0.6 million of net actuarial gains related to the disposal group's pension plan. See Note 2 for additional information regarding the sale.
(d) During fiscal 2026, the Company recognized $116.1 million of net actuarial losses related to the termination of its primary U.S. pension plan. See Note 18 for additional information.
(e) Income taxes related to defined benefit plans include a $13.1 million benefit related to the pension termination charge described above. See Note 8 for additional information.

MODINE MANUFACTURING COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions, except per share amounts)

Note 22: Segment and Geographic Information

The Company's Climate Solutions segment provides energy-efficient, safe, climate-controlled solutions and components for a wide range of critical applications. The Climate Solutions segment sells data center products, heat transfer solutions, and HVAC technologies products to customers in North America, EMEA, and Asia. The Company's Performance Technologies segment designs and manufactures heat exchangers and cooling systems for heavy-duty equipment and on-highway applications. In addition, the Performance Technologies segment sells cooling module generator sets that provide mission-critical stationary power. See Note 3 for additional information regarding net sales by product groups within each segment.

The Company's chief operating decision maker ("CODM"), its President and Chief Executive Officer, reviews the separate financial results for each of its operating segments. The CODM uses segment operating income as a measure of profit and loss to evaluate the financial performance of each segment and as a basis for allocating company resources.

Effective April 1, 2026, the Company reorganized its Climate Solutions segment and split it into two separate operating segments: 1) Data Centers and 2) Commercial HVAC. The Company believes that managing these businesses independently will allow it to better deploy its 80/20 strategy focused on capitalizing on growth opportunities, particularly in the Data Centers business, and optimizing profit margins and cash flow. Beginning for fiscal 2027, the Company will report three operating segments: 1) Data Centers; 2) Commercial HVAC and 3) Performance Technologies.

The tables below present net sales and significant expense categories for the Company's operating segments that are regularly provided to the CODM. Net sales for Corporate and eliminations primarily represent the elimination of inter-segment sales. Inter-segment sales are accounted for based upon an established markup over production costs.

| | Year ended March 31, 2026 | | | |
	Climate Solutions	Performance Technologies	Corporate and eliminations	Total
External sales	$ 2,055.4	$ 1,125.7	$ —	$ 3,181.1
Inter-segment sales	6.9	6.1	(13.0)	—
Net sales	2,062.3	1,131.8	(13.0)	3,181.1
Cost of sales	1,538.3	927.0	(15.3)	2,450.0
Gross profit	524.0	204.8	2.3	731.1
Selling, general and administrative expenses	194.4	79.1	86.6	360.1
Restructuring expenses	8.5	11.9	0.2	20.6
Impairment charge	—	4.1	—	4.1
Loss on sale of assets	—	—	3.9	3.9
Operating income	$ 321.1	$ 109.7	$ (88.4)	$ 342.4

| | Year ended March 31, 2025 | | | |
	Climate Solutions	Performance Technologies	Corporate and eliminations	Total
External sales	$ 1,440.6	$ 1,142.9	$ —	$ 2,583.5
Inter-segment sales	0.2	20.6	(20.8)	—
Net sales	1,440.8	1,163.5	(20.8)	2,583.5
Cost of sales	1,024.7	933.1	(18.1)	1,939.7
Gross profit	416.1	230.4	(2.7)	643.8
Selling, general and administrative expenses	161.7	101.9	68.5	332.1
Restructuring expenses	6.0	20.5	1.7	28.2
Operating income	$ 248.4	$ 108.0	$ (72.9)	$ 283.5

92

MODINE MANUFACTURING COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions, except per share amounts)

	Year ended March 31, 2024			
	Climate Solutions	Performance Technologies	Corporate and eliminations	Total
External sales	$ 1,108.1	$ 1,299.7	$ —	$ 2,407.8
Inter-segment sales	—	21.6	(21.6)	—
Net sales	1,108.1	1,321.3	(21.6)	2,407.8
Cost of sales	811.2	1,091.7	(20.7)	1,882.2
Gross profit	296.9	229.6	(0.9)	525.6
Selling, general and administrative expenses	115.3	105.9	52.7	273.9
Restructuring expenses	3.0	12.0	—	15.0
Gain on sale of assets	—	—	(4.0)	(4.0)
Operating income	$ 178.6	$ 111.7	$ (49.6)	$ 240.7

SG&A expenses at Corporate include legal, finance, general corporate and central services expenses and other costs that are either not directly attributable to an operating segment or not considered when the CODM evaluates segment performance.

The following is a summary of segment assets, comprised entirely of trade accounts receivable and inventories, and other assets:

	March 31,	
	2026	2025
Assets:		
Climate Solutions	$ 834.5	$ 448.7
Performance Technologies	402.6	371.1
Other (a)	1,437.5	1,097.8
Total assets	$ 2,674.6	$ 1,917.6

____

(a)   Represents cash and cash equivalents, other current assets, property plant and equipment, intangible assets, goodwill, deferred income taxes, and other noncurrent assets for the Climate Solutions and Performance Technologies segments and Corporate.

The following is a summary of capital expenditures and depreciation and amortization expense by segment:

	Years ended March 31,		
	2026	2025	2024
Capital expenditures:			
Climate Solutions	$ 113.4	$ 53.3	$ 52.7
Performance Technologies	28.4	30.2	34.3
Corporate	1.5	0.5	0.7
Total capital expenditures	$ 143.3	$ 84.0	$ 87.7

	Years ended March 31,		
	2026	2025	2024
Depreciation and amortization expense:			
Climate Solutions	$ 47.5	$ 48.3	$ 26.5
Performance Technologies	30.8	28.7	28.7
Corporate	1.4	0.7	0.9
Total depreciation and amortization expense	$ 79.7	$ 77.7	$ 56.1

(In millions, except per share amounts)

The following is a summary of net sales by geographic area, based upon the location of the selling unit:

	Years ended March 31,		
	2026	2025	2024
United States	$ 1,676.9	$ 1,287.5	$ 1,233.7
Canada	332.6	241.7	7.9
Italy	226.8	209.7	242.4
Hungary	213.4	179.8	224.7
United Kingdom	192.7	157.8	135.8
Other	538.7	507.0	563.3
Net sales	$ 3,181.1	$ 2,583.5	$ 2,407.8

The following is a summary of property, plant and equipment by geographic area:

	March 31,	
	2026	2025
United States	$ 244.5	$ 133.6
Italy	44.2	39.9
Hungary	40.8	38.4
Mexico	39.3	36.5
China	36.6	37.4
Other	115.5	104.7
Total property, plant and equipment	$ 520.9	$ 390.5

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Modine Manufacturing Company:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Modine Manufacturing Company and subsidiaries (the Company) as of March 31, 2026 and 2025, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2026, and the related notes and financial statement schedule II - Valuation and Qualifying Accounts (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2026, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Acquisition date fair value of certain customer relationship intangible assets

As discussed in Notes 2 and 13 to the consolidated financial statements, on May 31, 2025, the Company acquired all of the issued and outstanding shares of LBW Holding Corp. for consideration totaling $110.5 million. The Company accounts for the acquired business using the acquisition method of accounting by recording assets acquired and liabilities assumed at their respective fair values. As part of the transaction, the Company acquired customer relationship intangible assets with an acquisition date fair value of $38.5 million, which was determined using the multi-period excess earnings method.

We identified the assessment of the acquisition date fair value of certain customer relationship intangible assets as a critical audit matter. Subjective auditor judgment was required to evaluate certain assumptions used to determine the acquisition date fair value, specifically, future revenue growth rates, customer attrition rate, and discount rate. Changes in these assumptions could have an impact on the forecasted future cash flows used in the multi-period excess earnings method and the resulting fair value of the customer relationship intangible assets.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's acquisition date valuation process over certain customer relationship intangible assets. This included certain controls over the development of the assumptions listed above. We evaluated future revenue growth rates and the customer attrition rate by comparing them to historical results. We involved valuation professionals with specialized skills and knowledge, who assisted us in evaluating:

● the customer attrition rate by comparing the economic life of the customer relationship to comparable industry transactions

● the discount rate by comparing it against a discount rate range that was independently developed using publicly available data for comparable entities.

/s/ KPMG LLP

We have served as the Company's auditor since 2022.

Milwaukee, Wisconsin
May 27, 2026

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable

ITEM 9A. CONTROLS AND PROCEDURES.

Disclosure controls and procedures
As of the end of the period covered by this Annual Report on Form 10-K, management of the Company, with the participation of the Company's President and Chief Executive Officer and Executive Vice President, Chief Financial Officer, and under the oversight of the Audit Committee of the Board of Directors, evaluated the effectiveness of the Company's disclosure controls and procedures, at a reasonable assurance level, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon that evaluation, the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of March 31, 2026.

Management's report on internal control over financial reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. The Company's internal control over financial reporting is a process designed by management, with the participation of the Company's President and Chief Executive Officer and Executive Vice President, Chief Financial Officer, and under the oversight of the Audit Committee of the Board of Directors, to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of the Company's President and Chief Executive Officer and Executive Vice President, Chief Financial Officer, and under the oversight of the Audit Committee of the Board of Directors, assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2026, based on the criteria set forth in "*Internal Control—Integrated Framework (2013)*" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management concluded that, as of March 31, 2026, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of March 31, 2026 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in internal control over financial reporting
There have been no changes in internal control over financial reporting during the fourth quarter of fiscal 2026 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

On February 5, 2026, Suresh V. Garimella, a director, terminated the Rule 10b5-1 trading plan that he adopted on September 20, 2025, which was previously scheduled to expire on June 29, 2027.

On March 19, 2026, Brian Agen, Chief Human Resources Officer of the Company, adopted a stock sale arrangement (the "Plan") intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended. The Plan provides for the sale of 22,201 vested restricted stock units, plus 100% of the shares resulting from the vesting of certain currently unvested restricted stock units during the sales period, net of shares surrendered to the Company or sold to cover withholding taxes. The Plan provides for the sale of shares of Modine common stock subject to a specified formula and other terms and conditions, beginning on June 18, 2026 and ending on December 31, 2026.

During the three months ended March 31, 2026, no other director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Directors
The Company incorporates by reference the information appearing in the Company's Proxy Statement for the 2026 Annual Meeting of Shareholders to be held on August 20, 2026 (the "2026 Annual Meeting Proxy Statement") under the caption "Election of Directors."

Executive officers
The information in response to this Item appears under the caption "Information about our Executive Officers" in this Form 10-K.

Code of conduct
The Company incorporates by reference the information appearing in the 2026 Annual Meeting Proxy Statement under the caption "Corporate Governance – Code of Conduct." The Company's Code of Conduct is included on its website, www.modine.com (About Modine link). We intend to satisfy our disclosure requirements under Item 5.05 of Form 8-K regarding amendments to, or waivers of, any provision of our Code of Conduct that applies to our principal executive, financial and accounting officers and our directors by posting such information on our website.

Board committee charters
The Board of Directors has approved charters for its Audit Committee, Human Capital and Compensation Committee, Corporate Governance and Nominating Committee and Technology Committee. These charters are included on the Company's website, www.modine.com (Investors link).

Audit committee financial expert
The Company incorporates by reference the information appearing in the 2026 Annual Meeting Proxy Statement under the caption "Committees of the Board of Directors – Audit Committee."

Audit committee disclosure
The Company incorporates by reference the information appearing in the 2026 Annual Meeting Proxy Statement under the captions "Committees of the Board of Directors – Audit Committee" and "Board Meetings and Committees."

Guidelines on corporate governance
The Board of Directors has adopted Guidelines on Corporate Governance. The Company's Guidelines on Corporate Governance are included on its website, www.modine.com (Investors link).

Security holder recommendation of Board nominees

The Company incorporates by reference the information appearing in the 2026 Annual Meeting Proxy Statement under the caption "Shareholder Nominations and Recommendations of Director Candidates."

Delinquent section 16(a) reports

The Company incorporates by reference the information appearing in the 2026 Annual Meeting Proxy Statement under the caption "Delinquent Section 16(a) Reports."

Insider trading policy

The Company incorporates by reference the information appearing in the 2026 Annual Meeting Proxy Statement under the caption "Corporate Governance – Insider Trading Policy."

ITEM 11. EXECUTIVE COMPENSATION.

The information appearing in the 2026 Annual Meeting Proxy Statement under the captions "Compensation Discussion and Analysis," "2026 Summary Compensation Table," "Fiscal 2026 NEO Compensation," "Potential Post-Employment Payments," "Potential Change in Control Payments and Benefits," "CEO Pay Ratio," "Compensation of Directors," "Committees of the Board of Directors – Human Capital and Compensation Committee: HCC Committee Interlocks and Insider Participation," and "Compensation Committee Report" is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Other than the information below, the information required by this Item 12 is incorporated by reference to the section under the caption "Security Ownership of Certain Beneficial Owners and Management" in the 2026 Annual Meeting Proxy Statement.

Each of the Company's equity compensation plans, listed below, has been approved by its shareholders:

- 2017 Incentive Compensation Plan; and
- Amended and Restated 2020 Incentive Compensation Plan.

The following table sets forth required information about equity compensation plans as of March 31, 2026:

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants or rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of shares remaining available for future issuance (excluding securities reflected in 1st column) (c)
Equity Compensation Plans approved by security holders	907,116	$ 13.43	1,463,154
Equity Compensation Plans not approved by security holders	—	—	—
Total	907,116	$ 13.43	1,463,154

____

(a) Includes shares issuable under the following type of awards: options – 216,960 shares; restricted stock units – 232,821 shares; and performance stock assuming target performance – 457,335 shares, regardless of any potential actual payout. The issuable restricted stock units include 123,406 shares related to vested non-employee director awards, where settlement was elected to be deferred. The number of shares subject to options were granted under the following plans: 2017 Incentive Plan – 12,040 shares and 2020 Incentive Plan –204,920 shares. Shares issuable under restricted stock unit awards and performance stock awards were granted under the following plans: 2017 Incentive Plan – 28,331 shares and 2020 Incentive Plan – 661,825 shares.
(b) The weighted-average exercise price does not take into account awards of restricted stock units or performance stock which do not have an exercise price.
(c) Includes the number of shares remaining available for future issuance under the Amended and Restated 2020 Incentive Compensation Plan where outstanding performance stock is reported at target performance levels regardless of any potential actual payout.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The Company incorporates by reference the information contained in the 2026 Annual Meeting Proxy Statement under the captions "Certain Relationships and Related Party Transactions" and "Director Independence."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The Company incorporates by reference the information contained in the 2026 Annual Meeting Proxy Statement under the caption "Independent Auditors' Fees for Fiscal 2026 and 2025."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) *Documents Filed*. The following documents are filed as part of this Report:

	Page in Form 10-K
1. The consolidated financial statements of Modine Manufacturing Company and its subsidiaries filed under Item 8:	
Consolidated Statements of Operations for the years ended March 31, 2026, 2025 and 2024	51
Consolidated Statements of Comprehensive Income for the years ended March 31, 2026, 2025 and 2024	52
Consolidated Balance Sheets at March 31, 2026 and 2025	53
Consolidated Statements of Cash Flows for the years ended March 31, 2026, 2025 and 2024	54
Consolidated Statements of Shareholders' Equity for the years ended March 31, 2026, 2025 and 2024	55
Notes to Consolidated Financial Statements	56-94
Report of Independent Registered Public Accounting Firm (KPMG PCAOB ID 185)	95-96
2. Financial Statement Schedules	
The following financial statement schedule should be read in conjunction with the consolidated financial statements set forth in Item 8:	
Schedule II -- Valuation and Qualifying Accounts for the years ended March 31, 2026, 2025 and 2024	101
Schedules other than those listed above are omitted because they are not applicable, not required, or because the required information is included in the consolidated financial statements and the notes thereto.	
3. Exhibits and Exhibit Index.	102-106
See the Exhibit Index included as the last part of this report, which is incorporated herein by reference. Each management contract and compensatory plan or arrangement required to be filed as an exhibit to this report is identified in the Exhibit Index by two asterisks following its exhibit number.	

ITEM 16. FORM 10-K SUMMARY.

None.

MODINE MANUFACTURING COMPANY AND SUBSIDIARIES
(A Wisconsin Corporation)

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
For the years ended March 31, 2026, 2025 and 2024 (In millions)

		Additions		
Description	**Balance at Beginning of Period**	**Charged (Benefit) to Costs and Expenses**	**Charged to Other Accounts**	**Balance at End of Period**
2026: Valuation Allowance for Deferred Tax Assets	$ 67.6	$ (1.4)	$ 1.9 (a)	$ 68.1
2025: Valuation Allowance for Deferred Tax Assets	$ 63.0	$ 4.5	$ 0.1 (a)	$ 67.6
2024: Valuation Allowance for Deferred Tax Assets	$ 61.6	$ 11.9	$ (10.5)(a)	$ 63.0

(a) Foreign currency translation and other adjustments. Fiscal 2024 amount also includes a decrease from the sale of three automotive businesses based in Germany.

MODINE MANUFACTURING COMPANY
(THE “REGISTRANT”)
(COMMISSION FILE NO. 1-1373)

EXHIBIT INDEX
TO
FISCAL 2026 ANNUAL REPORT ON FORM 10-K

Exhibit No.	Description	Incorporated Herein By Referenced To	Filed Herewith
2.1	Agreement and Plan of Merger by and among LBW Holding Corp., Modine Manufacturing Company, Tyrolean Holding Corp., and Mason Wells Buyout Fund IV, LP, as Stockholders Agent, dated as of May 29, 2025	Exhibit 2.1 to Registrant’s Current Report on Form 8-K dated May 29, 2025	
2.2	Separation Agreement, dated as of January 29, 2026, by and among Modine Manufacturing Company, Gentherm Incorporated and Platinum SpinCo Inc	Exhibit 2.1 to Registrant’s Current Report on Form 8-K dated January 29, 2026 (“January 29, 2026 8-K”)	
2.3	Agreement and Plan of Merger, dated as of January 29, 2026, by and among Modine Manufacturing Company, Gentherm Incorporated and Platinum Gold Merger Sub, Inc.	Exhibit 2.2 to January 29, 2026 8-K	
3.1	Amended and Restated Articles of Incorporation, as amended.	Exhibit 3.1 to Form 10-K for the fiscal year ended March 31, 2018	
3.2	Bylaws, as amended.	Exhibit 3.1 to Registrant’s Current Report on Form 8-K dated January 19, 2023	
4.1	Form of Stock Certificate of the Registrant.	Exhibit 4(a) to Form 10-K for the fiscal year ended March 31, 2003 (“2003 10-K”)	
4.2*	Amended and Restated Collateral Agency Intercreditor Agreement (the “Original Intercreditor Agreement”) dated as of August 12, 2010 among the Lenders (as defined therein), the Noteholders (as defined therein) and JPMorgan Chase Bank, N.A. as Collateral Agent.	Exhibit 4.3 to Registrant’s Current Report on Form 8-K dated August 12, 2010	
4.3*	First Amendment to the Original Intercreditor Agreement, among the Lenders, the Note Holders and JPMorgan as Collateral Agent, pursuant to which the Lenders, the Note Holders and JPMorgan amended the Original Intercreditor Agreement.	Exhibit 4.3 to Registrant’s Current Report on Form 8-K dated August 30, 2013	
4.4	Credit Facility Agreement among Modine Holding GmbH, Modine Europe GmbH and Deutsche Bank AG dated as of April 27, 2012.	Exhibit 4.10 to Registrant’s Form 10-K for the fiscal year ended March 31, 2012	
4.5	Description of Registrant’s securities.		X

4.6	Fourth Amended and Restated Credit Agreement dated as of June 28, 2019.	Exhibit 4.1 to Registrant's Current Report on Form 8-K dated June 28, 2019
4.7	Second Amended and Restated Note Purchase and Private Shelf Agreement dated as of August 6, 2019.	Exhibit 4.1 to Registrant's Form 10-Q for the third quarter ended December 31, 2019 ("December 31, 2019 10-Q")
4.8	First Amendment to Second Amended and Restated Note Purchase and Private Shelf Agreement dated as of January 31, 2020.	Exhibit 4.2 to December 31, 2019 10-Q
4.9	First Amendment to Fourth Amended and Restated Credit Agreement dated as of May 19, 2020.	Exhibit 4.1 to Registrant's Current Report on Form 8-K dated May 19, 2020 ("May 19, 2020 8-K")
4.10	Second Amendment to Second Amended and Restated Note Purchase and Private Shelf Agreement dated as of May 19, 2020.	Exhibit 4.2 to May 19, 2020 8-K
4.11	Amendment No. 2 to Fourth Amended and Restated Credit Agreement dated as of May 18, 2021.	Exhibit 4.1 to Registrant's Current Report on Form 8-K dated May 18, 2021 ("May 18, 2021 8-K")
4.12	Third Amendment to Second Amended and Restated Note Purchase and Private Shelf Agreement dated as of May 18, 2021.	Exhibit 4.2 to May 18, 2021 8-K
4.13	Fifth Amended and Restated Credit Agreement dated as of October 12, 2022.	Exhibit 4.1 to Registrant's Current Report on Form 8-K dated October 12, 2022
4.14	Fourth Amendment to Second Amended and Restated Note Purchase and Private Shelf Agreement dated as of November 21, 2022.	Exhibit 4.1 to Registrant's Form 10-Q for the third quarter ended December 31, 2022
4.15	Sixth Amended and Restated Credit Agreement dated as of July 10, 2025.	Exhibit 4.1 to Registrant's Current Report on Form 8-K dated July 10, 2025 ("July 10, 2025 8-K")
4.16	Fifth Amendment to the Second Amended and Restated Note Purchase and Private Shelf Agreement, dated as of July 10, 2025.	Exhibit 4.2 to Registrant's Current Report on Form 8-K dated July 10, 2025 8-K
4.17	Amendment No. 1 to Sixth Amended and Restated Credit Agreement dated as of December 23, 2025.	Exhibit 4.1 to Registrant's Current Report on Form 8-K dated December 23, 2025
4.18	Amendment No. 2 to Sixth Amended and Restated Credit Agreement dated as of April 30, 2026.	Exhibit 4.1 to Registrant's Current Report on Form 8-K dated April 30, 2026

10.1**	Director Emeritus Retirement Plan effective April 1, 1992 (and frozen as of July 1, 2000).	Exhibit 10(a) to Registrant's Form 10-K for the fiscal year ended March 31, 2002	
10.2**	Form of Change in Control and Termination Agreement (amended and restated) between the Registrant and officers other than Neil Brinker.	Exhibit 10(f) to Registrant's Form 10-K for the fiscal year ended March 31, 2004	
10.3**	Executive Supplemental Retirement Plan (as amended).	Exhibit 10(f) to Registrant's Form 10-K for the fiscal year ended March 31, 2000	
10.4**	Deferred Compensation Plan (as amended).	Exhibit 10(y) to 2003 10-K	
10.5**	2008 Incentive Compensation Plan (Amended and Restated effective May 7, 2014).	Exhibit 10.1 to Registrant's Current Report on Form 8-K dated July 17, 2014	
10.6**	Form of Fiscal 2027 Performance Stock Award Agreement.	Exhibit 10.2 to the Registrant's Form 10-Q for the first quarter ended September 30, 2025 ("September 30, 2025 10-Q")	
10.7**	Form of Fiscal 2027 Restricted Stock Unit Award Agreement.	Exhibit 10.3 to September 30, 2025 10-Q	
10.8**	Form of Performance Stock Award Agreement with Jeremy Patten.	Exhibit 10.4 to September 30, 2025 10-Q	
10.9**	Form of Restricted Stock Award Agreement with Jeremy Patten.	Exhibit 10.5 to September 30, 2025 10-Q	
10.10**	Form of Modine Non-Employee Director Restricted Stock Unit Award Agreement with Deferral.		X
10.11**	Form of Modine Non-Employee Director Restricted Stock Unit Award Agreement without Deferral.		X
10.12**	Change in Control Agreement dated as of June 4, 2021, by and between Modine Manufacturing Company and Neil D. Brinker.	Exhibit 10.1 to Registrant's Current Report on Form 8-K dated June 4, 2021	
10.13**	Amendment No. 1 to Form of Change in Control and Termination Agreement (amended and restated) between the Registrant and Officers other than Neil Brinker.	Exhibit 10.17 to Registrant's Form 10-K for the fiscal year ended March 31, 2011	
10.14**	Supplemental Severance Policy.	Exhibit 10.1 to Registrant's Current Report on Form 8-K dated October 17, 2011	
10.15**	2017 Incentive Compensation Plan.	Exhibit 10.1 to Registrant's Current Report on Form 8-K dated July 20, 2017	

10.16**	[Corrected] Offer Letter dated as of November 10, 2020, by and between the Company and Neil Brinker.	Exhibit 10.1 to the Registrant's Form 10-Q for the third quarter ended December 31, 2020	
10.17**	2020 Incentive Compensation Plan (Amended and Restated effective July 21, 2022).	Exhibit 10.1 to Registrant's Current Report on Form 8-K dated July 21, 2022	
10.18**	Offer Letter dated as of July 16, 2021, by and between the Company and Eric S. McGinnis.	Exhibit 10.2 to September 30, 2021 10-Q	
10.19**	First Amendment to Eric S. McGinnis Offer Letter.	Exhibit 10.3 to September 30, 2021 10-Q	
10.20**	Separation Letter Agreement between Adrian I. Peace and Modine Manufacturing Company effective as of May 16, 2025.	10.21 to Registrant's Form 10-K for the fiscal year ended March 31, 2025	
10.21**	Offer Letter dated as of August 26, 2025, by and between the Company and Jeremy Patten.	Exhibit 10.1 to September 30, 2025 10-Q	
10.22**	Retirement Agreement, dated as of December 4, 2025, by and between Modine Manufacturing Company and Eric S. McGinnis.	Exhibit 10.1 to Registrant's Current Report on Form 8-K dated December 4, 2025	
19	Global Insider Trading Policy.	Exhibit 19 to Registrant's Form 10-K for the fiscal year ended March 31, 2024	
21	List of subsidiaries of the Registrant.		X
23.1	Consent of KPMG LLP.		X
31.1	Rule 13a-14(a)/15d-14(a) Certification of Neil D. Brinker, President and Chief Executive Officer.		X
31.2	Rule 13a-14(a)/15d-14(a) Certification of Michael B. Lucareli, Executive Vice President, Chief Financial Officer.		X
32.1	Section 1350 Certification of Neil D. Brinker, President and Chief Executive Officer.		X
32.2	Section 1350 Certification of Michael B. Lucareli, Executive Vice President, Chief Financial Officer.		X
97	Executive Officer Compensation Recovery Policy adopted as of October 19, 2023.	Exhibit 97 to Registrant's Form 10-K for the fiscal year ended March 31, 2024	
101.INS	Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).		X
101.SCH	XBRL Taxonomy Extension Schema.		X

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.	X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.	X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.	X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.	X
104	Cover page interactive data file (formatted as inline XBRL and contained in Exhibits 101).	

* Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, the Registrant has omitted certain agreements with respect to long-term debt not exceeding 10% of consolidated total assets. The Registrant agrees to furnish a copy of any such agreements to the Securities and Exchange Commission upon request.

** Denotes management contract or executive compensation plan or arrangement required to be filed as an exhibit pursuant to Item 15 of Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2026   Modine Manufacturing Company

                                        By: /s/ Neil D. Brinker
                                                Neil D. Brinker, President and Chief Executive Officer
                                                (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.

/s/ Neil D. Brinker
Neil D. Brinker   May 27, 2026
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Michael B. Lucareli
Michael B. Lucareli   May 27, 2026
Executive Vice President, Chief Financial Officer
(Principal Financial and Accounting Officer)

/s/ Marsha C. Williams
Marsha C. Williams   May 27, 2026
Chairperson, Board of Directors

/s/ Eric D. Ashleman
Eric D. Ashleman   May 27, 2026
Director

/s/ Mark Bendza
Mark Bendza   May 27, 2026
Director

/s/ Suresh V. Garimella
Suresh V. Garimella   May 27, 2026
Director

/s/ Katherine C. Harper
Katherine C. Harper   May 27, 2026
Director

/s/ Alan S. Lowe
Alan S. Lowe   May 27, 2026
Director

/s/ David J. Wilson
David J. Wilson   May 27, 2026
Director

/s/ William A. Wulfsohn
William A. Wulfsohn   May 27, 2026
Director

/s/ Christine Y. Yan
Christine Y. Yan   May 27, 2026
Director

APPENDIX: NON-GAAP FINANCIAL MEASURE

Adjusted EBITDA is not a measure that is defined in generally accepted accounting principles (GAAP). This measure is not, and should not be viewed as, a substitute for the applicable GAAP measure, and may be different from similarly titled measures used by other companies.

The Company defines adjusted EBITDA as net earnings excluding interest expense, the provision or benefit for income taxes, depreciation and amortization expenses, other income and expense, restructuring expenses, impairment charges, pension termination charges, acquisition and disposition costs, and certain other gains or charges.

Modine Manufacturing Company

Adjusted EBITDA (unaudited)

(In millions)

	Twelve months ended March 31,			
	2026	2025	2024	2023
Net earnings	$ 123.3	$ 185.5	$ 163.4	$ 153.6
Interest expense	31.6	26.4	24.1	20.7
Provision (benefit) from income taxes	63.2	68.5	51.2	(28.3)
Depreciation and amortization expense	79.7	77.7	56.1	54.5
Other expense - net	8.2	3.1	2.0	4.4
Restructuring expenses [a]	20.6	28.2	15.0	5.0
Impairment charge [b]	4.1	-	-	-
Loss (gain) on sale of assets [c]	3.9	-	(4.0)	-
Pension termination charge [d]	116.1	-	-	-
Acquisition and integration costs [e]	5.3	2.3	4.1	-
Disposition costs [f]	15.0	-	-	-
Environmental charges [g]	-	0.4	2.4	2.2
Adjusted EBITDA	$ 471.0	$ 392.1	$ 314.3	$ 212.1

____

[a] Restructuring expenses primarily consist of employee severance expenses and equipment transfer costs.

[b] During fiscal 2026, the Company recorded a $4.1 million non-cash asset impairment charge related to its technical service center and administrative support facility in Germany, which it expects to sell during fiscal 2027.

[c] During fiscal 2026, the Company recorded a $3.9 million loss resulting from the settlement of a loan facility that it provided in connection with the sale of its Austrian automotive business in fiscal 2022. During fiscal 2024, the Company sold three automotive businesses based in Germany and, as a result, recorded a $4.0 million gain on sale.

[d] During fiscal 2026, the Company recorded a non-cash pension termination charge of $116.1 million to recognize actuarial losses that were included within accumulated other comprehensive loss on its consolidated balance sheet.

[e] The fiscal 2026 costs primarily relate to the acquisitions of Climate by Design International and L.B. White and include fees for transaction advisory services, legal, accounting, and other professional services and costs directly associated with integration activities. The fiscal 2026 costs also include $1.3 million for the impact of inventory purchase accounting adjustments. The fiscal 2025 and 2024 costs primarily relate to the acquisition of Scott Springfield Manufacturing, including $1.6 million in each year for the impact of an inventory purchase accounting adjustment.

[f] Disposition costs primarily relate to the pending Reverse Morris Trust transaction with Gentherm and include fees for legal, accounting, tax, and other professional services and other costs directly related to the transaction.

[g] Environmental charges, including related legal costs, are recorded as SG&A expenses and relate to previously-owned facilities.



Officers & Directors[1]

OFFICERS

Brian J. Agen
Vice President, Chief Human Resources Officer
Age 57; joined Modine in 1996

Neil D. Brinker
President and Chief Executive Officer
Age 50; joined Modine in 2020

Daniel J. Hedstrom
Vice President, Chief Information Officer
Age 49; joined Modine in 2024

Mark D. Hudson
Vice President, Corporate Controller
Age 55; joined Modine in 2012

Arthur Laszlo Jr.
President, Data Centers
Age 52; joined Modine in 2022

Michael B. Lucareli
Executive Vice President, Chief Financial Officer
Age 57; joined Modine in 1999

Eric S. McGinnis
President, Commercial HVAC
Age 55; joined Modine in 2021

Jeremy M. Patten
President, Performance Technologies
Age 46; joined Modine in 2025

Kathleen T. Powers
Vice President, Treasurer, Investor Relations and Tax
Age 58; joined Modine in 2011

Erin J. Roth
Vice President, General Counsel and Chief Compliance Officer
Age 50; joined Modine in 2023

BOARD OF DIRECTORS[2]

Eric D. Ashleman - B, D
Chief Executive Officer and
President of IDEX Corporation
Age 59; Director since 2019

Mark Bendza - A
Executive Vice President
and Chief Financial Officer
of Telos Corporation
Age 50; Director since 2024

Neil D. Brinker
President and Chief
Executive Officer of Modine
Age 50; Director since 2020

Dr. Suresh V. Garimella - C, D
President, University of Arizona
Age 62; Director since 2011

Katherine C. Harper - A, C
Retired; Chief Financial Officer
of BDP International
Age 63; Director since 2022

Alan S. Lowe - A, B
Retired, President and
Chief Executive Officer
of Lumentum Holdings Inc.,
Age 64; Director since 2025

Marsha C. Williams - B
Retired; Senior Vice President
and Chief Financial Officer
of Orbitz Worldwide, Inc.
Age 75; Director since 1999

David J. Wilson - B, C
President and Chief
Executive Officer of Columbus
McKinnon Corporation
Age 57; Director since 2022

William A. Wulfsohn - A, D
Retired; Chairman and
Chief Executive Officer of
Ashland Global Holdings
Age 64; Director since 2022

Christine Y. Yan - B, D
Retired; Vice President
of Integration, Stanley
Black and Decker, Inc.
Age 60; Director since 2014

COMMITTEES OF THE BOARD

A - Audit Committee: This committee, composed solely of independent directors, appoints the independent auditors; works with the independent auditors in determining audit plan and scope; reviews the results of the audit; oversees management's implementation of systems of internal controls and the adequacy of internal accounting controls; reviews the company's compliance program and approves the company's Code of Conduct; reviews and approves all services and fees of the independent auditors; reviews proposed material changes in accounting or financial reporting practices; and reviews required periodic financial statements.

B - Corporate Governance and Nominating Committee: This committee, also composed solely of independent directors, develops and implements policies and processes relating to corporate governance matters; reviews the backgrounds of prospective nominees to the Board and makes recommendations to the Board regarding such persons.

C - Human Capital and Compensation Committee: This committee, also composed solely of independent directors, reviews and recommends candidates for officer positions; reviews performance of and recommends compensation for officers; and administers Modine's incentive compensation plans.

D - Technology Committee: This committee reviews and makes recommendations to the Board on major strategies and other subjects related to Modine's technology.

1. Officers and Board of Directors listed as of May 31, 2026.

2. Board of Director Committee charters are available on the corporate governance section of www.modine.com.

Modine 2026 Annual Report





Corporate Information

CORPORATE HEADQUARTERS
Modine Manufacturing Company
1500 DeKoven Avenue,
Racine, WI 53403-2552
Telephone: 262.636.1200
Website: www.modine.com

STOCK EXCHANGE
New York Stock Exchange
Ticker Symbol: MOD

NEW YORK STOCK EXCHANGE COMPLIANCE
Modine Manufacturing Company
has included as exhibits to its Form
10-K filed with the Securities and
Exchange Commission certifications
by the company's Chief Executive
Officer in the role of Principal
Executive Officer and Chief Financial
Officer in the role of Principal
Financial Officer pursuant to Section
302 of the Sarbanes-Oxley Act
of 2002. Modine Manufacturing
Company also has filed with the New
York Stock Exchange (NYSE) the most
recent Domestic Company Section
303A Annual CEO Certification
as required by the NYSE Listed
Company Manual.

FORM 10-K REPORT
Modine's Form 10-K Report, filed
in May 2026 with the Securities
and Exchange Commission, is
contained within this report. It and
the proxy statement also are available
to shareholders and interested
individuals without charge by
contacting Investor Relations at the
company's headquarters address,
or by visiting the Investors section at
www.modine.com.

**MODINE SEC FILINGS
AND NEWS RELEASES**
Forms 10-K, 10-Q and 8-K, news
releases and other company
information can be obtained at
www.modine.com, or by contacting
Investor Relations at the company's
headquarters address, by telephone
at 262.636.1200 or by e-mail at
kathleen.t.powers@modine.com.

ANNUAL MEETING OF SHAREHOLDERS
The 2026 Annual Meeting of
Shareholders will be held at 8:00
a.m. Central Time on Thursday,
August 20, 2026. A Notice of Internet
Availability of Proxy Materials will be
mailed to shareholders, containing a
formal notice of the annual meeting,
instructions on how to access the
proxy statement and vote online, and
how to request a paper or email copy
of the annual meeting materials.

**INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**
KPMG LLP
833 East Michigan Street, Suite
1050, Milwaukee, WI 53202
Telephone: 414.276.4200

TRANSFER AGENT AND REGISTRAR
Equiniti Trust Company is Modine's
stock transfer agent and registrar and
maintains the company's shareholder
records. Shareholders needing
information about account records,
stock certificates and change of
address should contact:
EQ Shareowner Services
P.O. Box 64854,
St. Paul, MN 55164-0854
Telephone: 800.468.9716

DIRECT PURCHASE PLAN
(Shareowner Service Plus Plan)
Shareholders can build their
investments in Modine through a no-
cost purchase plan for automatically
making additional cash purchases
of Modine stock. Systematic
investments can be established for
your account by authorizing direct
deductions from your bank account
on a monthly basis. To receive plan
material and enrollment information,
please call 800.468.9716. The
Modine Manufacturing Company
Direct Stock Purchase Plan is
administered by the company's
transfer agent, EQ Shareowner
Services. Inquiries may be directed
to the address listed above.

SHAREHOLDERS
As of March 31, 2026, there were
1,711 shareholders of record.
In addition, Modine estimates
that there were approximately
139,630 beneficial shareholders
as of that date.

TRADEMARKS
Trademarks or registered trademarks
of Modine Manufacturing Company
are denoted by a registration symbol
in this report. Copyright © 2026
Modine Manufacturing Company.
All Rights Reserved.

MODINE®
Engineering a Cleaner, Healthier World


MODINE

Modine Manufacturing Company | Modine.com
1500 DeKoven Avenue, Racine, WI 53403-2552 USA